FB Financial Corporation
ANNUAL REPORT 2025



MORE REACH.
SAME PROMISE.

"WITH A STRENGTHENED PRESENCE IN GROWING COMMUNITIES ACROSS THE SOUTHEAST, THE FOUNDATION IS SOLID, THE PATH IS CLEAR, AND OUR TIME IS NOW."

— **Christopher T. Holmes**
President & CEO

OUR REACH.
OUR PROMISE.
OUR TIME.

In an industry where growth often comes at the expense of genuine connection, FirstBank spent the past year expanding our horizons without outgrowing the values that brought us here.

For more than a century, we have diligently built the capacity to act with confidence when the right opportunities emerge. Through the strategic integration of Southern States' network in key markets across the Southeast, we broadened our reach and reaffirmed our commitment to drive meaningful growth for our clients and consistent value for our shareholders.

FirstBank maintains a relentless focus on asset quality, core deposit growth, and a steadfast belief in relationships over transactions.

As we build on our 2025 momentum, we do so with the conviction that trust is a currency that truly scales. We deeply value the trust of our clients, team members, and shareholders, and we stand equipped to continue delivering on their behalf.

With a strengthened presence in growing communities across the Southeast, we are well-positioned for what lies ahead. For FirstBank, the foundation is solid, the path is clear, and **our time is now.**

TO OUR FELLOW SHAREHOLDERS

A LETTER FROM CHAIRMAN OF THE BOARD, WILLIAM F. CARPENTER III AND PRESIDENT AND CEO, CHRISTOPHER T. HOLMES



Banking today requires bold vision, a willingness to disrupt, and the agility to execute when an opportunity arises. FirstBank has spent decades building a foundation of operational excellence and stewarding long-standing relationships so that we can move confidently when the time is right – and **our time is now**.

2025 marks a pivotal time in FirstBank's history. We expanded our reach through a successful merger with Southern States Bancshares, Inc. ("Southern States"), uniting two strong banking teams, deepening our client reach in important markets like Birmingham and Huntsville in Alabama, and expanding into new markets in both Georgia and Alabama.

The Right Partner at the Right Time

Like FirstBank, Southern States built its reputation on local decision-making and strong community banking with a leading presence in its markets. By joining forces, we bring more resources and additional capacity to a seasoned group of bankers who understand their respective markets better than our competitors. Together, we will continue delivering on our core values, investing in our client relationships, and measuring success by the lasting impact we have in the communities we serve.

Our Time to Expand Our Reach

Growth is more than additional pins on a map or names on deposit ledgers. We are guided by intentional investments in communities where we can generate lasting value. FirstBank is well-positioned in the economically vibrant Southeast, combining the strength and stability of a multi-billion-dollar institution with service that is focused on meeting the unique needs of each client and community.

- **Scaling Our Standard of Service:** FirstBank added 13 full-service branches in 2025, bringing our total to 90 full-service locations. In addition to the Southern States acquisition, we added a new market in Tuscaloosa, furthering our reach in Alabama. In partnership with the West Alabama Chamber, Market President Chuck Bracknell and our local team commemorated the occasion with a successful grand opening celebration. Similarly, FirstBank opened an additional location in Huntsville, expanding our presence in this dynamic growth market.

- **Building More Than Branches:** Following the devastation of Hurricane Helene, our newly established team in Asheville, NC lived up to FirstBank's century-old promise of meeting the most important needs of our clients. Led by Market President Andy Nadeau, FB Financial, a division of FirstBank, launched "Blue Ridge Rising," a $75 million recovery loan program designed to support Western North Carolina businesses still rebuilding. The first-of-its-kind initiative focused on owner-occupied commercial real estate, offering flexible financing for new construction and refinancing. FirstBank is proud to support the restoration of Asheville's business community.

Our Time to Build on the Foundation of a Great Team

Our balance sheet is undeniably strong, but FirstBank's people are our greatest asset. In an era where many banks are losing touch with their clients, we are reinforcing our relationship-driven model. We believe that the best person to make a lending decision in Birmingham, Alabama or Cartersville, Georgia is someone who lives, works, and serves there.

- **Relationships Over Transactions:** To keep in step with our growing team, we deployed our annual company-wide Associate Engagement Survey. With **90 percent** participation, these results helped us enhance our culture and differentiate our employee experience, solidifying our position as an employer of choice. For the 11th consecutive year, we were proudly recognized by **The Tennessean** as a **Top Place to Work** for 2025. Whether we are serving a small business owner in Middle Tennessee or a commercial developer in North Georgia, our team is committed to the important work of bringing clients closer to their dreams.

- **Strength in Numbers:** In 2025, we continued to attract new hires into the FirstBank team. During the year, we bolstered our leadership ranks by welcoming several seasoned professionals in markets across our footprint. The acquisition of Southern States welcomed approximately **200 associates** to the FirstBank team, including several new market leaders. Additionally, we're thrilled to have J. Henry ("Hank") Smith IV join the FB Financial Board of Directors. We also continued our Management-to-Leadership Development Series, which supports new and emerging leaders as they transition into leadership roles. Since its inception, **155 associates** have graduated from the program and gained valuable skills to contribute to FirstBank's long-term success.

- **Partners in Purpose:** FirstBank's reach extends from the branch down the street to little league fields where our bankers coach their teams, and through our sponsorships and partnerships with the premier institutions that rally communities across the Southeast. Each year, our name stands strong alongside the champions and headliners of FirstBank Stadium and FirstBank Amphitheater in Nashville. Across our region, our valued sponsorships ensure fans of Vanderbilt Athletics, Carson-Newman Athletics, the University of Tennessee at Chattanooga Athletics, the Chattanooga Lookouts, and the Knoxville Smokies that we proudly support the people and experiences that set our hometowns apart.

More Assets. Same Accountability.

We haven't set out to be the biggest bank in the Southeast. We have set out to provide the best client experience, the best associate experience, and to be the best financial performer. We believe our focus on these strategic priorities will translate to adding value for our shareholders.

In 2025, FirstBank reported net income of $122.6 million and adjusted net income* of $200.0 million, with adjusted diluted earnings per share* rising to $3.99, compared to $3.40 in 2024. The year's performance was supported by a strong net interest margin of 3.81% and a disciplined focus on credit quality, evidenced by annualized net charge-offs of only 0.06%. This profitability ensures that as we reach further into new markets, we do so from a position of strength.

- **A Bolstered Balance Sheet:** The acquisition of Southern States increased our scale, bolstered our financial performance, and extended our geography. The merger brought approximately $2.8 billion in assets, $2.5 billion in deposits, and $2.3 billion in loans, driving our total assets to $16.3 billion by the end of 2025.

- **Scale Rooted in Stability:** We know that a bank's reach is only as strong as the trust of its depositors. In 2025, FirstBank's total deposits grew to $13.91 billion, a 24% increase over last year. While the merger contributed to this growth, our ability to retain and expand these balances in a competitive environment is a testament to FirstBank's commitment to bringing financial peace of mind to our clients and communities.

- **The Power of Performance:** Our work in 2025 has allowed us to continue our tradition of returning capital to those who invest in our vision. We've consistently increased the dividend each year for the past seven years and recently announced an 11% increase to $0.21 per share for the first quarter of 2026. This commitment is further evidenced by our Board's $150 million stock repurchase authorization, through which we moved decisively in the fourth quarter to repurchase over 1.7 million shares, or approximately 3% of the company. By executing this strategic transaction with the estate of Jim Ayers, our late former Executive Chairman of the Board of Directors, we were able to deploy excess capital in a way that is immediately accretive to earnings while maintaining strong regulatory capital ratios.

Looking forward, we are bullish on the year ahead and confident in our ability to seize the right opportunities. By cementing our focus on the client and maintaining our award-winning team of associates, we will continue to deliver long-term value for you and the communities we serve.

Thank you for your continued trust in our vision.

William F. Carpenter III
Chairman of the Board

Christopher T. Holmes
President and CEO

*SEE CURRENT REPORT ON FORM 8-K FILED ON JANUARY 21, 2026, FOR THE DISCUSSION AND RECONCILIATION OF NON-GAAP MEASURE.

EXPANDING OUR REACH ACROSS THE SOUTHEAST

FirstBank welcomed Southern States Bank in a strategic partnership that strengthens our presence in high-growth markets while preserving the community banking values both institutions share.

In 2025, FirstBank completed its merger with Southern States Bank, marking a significant milestone in the continued growth of FB Financial.

Headquartered in Anniston, Alabama, Southern States brought a respected community banking franchise with a strong presence across Alabama and Georgia. After consolidating duplicative locations, the merger added 13 branches and expanded FirstBank's reach into key Southeast markets including Atlanta, Birmingham, Auburn-Opelika, Huntsville, and Columbus.

More importantly, the merger brought together two organizations united by a shared commitment to relationship-driven banking. Southern States' longstanding reputation for exceptional customer service aligned naturally with FirstBank's belief that meaningful growth begins with trust and community connection.

With the successful completion of the transaction in July 2025, the combined organization is positioned to deliver enhanced capabilities, deeper resources, and continued long-term value for customers, associates, shareholders, and the communities we serve.

TRANSACTION HIGHLIGHTS

$368M
TOTAL TRANSACTION VALUE

$2.8B
ASSETS ACQUIRED

13
BRANCHES ADDED IN AL & GA

AL + GA
EXPANDED PRESENCE ACROSS NEW SOUTHEAST MARKETS







> **IN AN INDUSTRY WHERE GROWTH OFTEN COMES AT THE EXPENSE OF GENUINE CONNECTION, FIRSTBANK SPENT THE PAST YEAR EXPANDING OUR HORIZONS WITHOUT OUTGROWING THE VALUES THAT BROUGHT US HERE.”**
>
> **— Christopher T. Holmes**
> *President & CEO*


FirstBank Financial Center
Loan Production or Mortgage Only
KENTUCKY
Bowling Green
Scottsville
TENNESSEE
Goodlettsville
Paris
Waverly
Dickson
Nashville
Mt. Juliet
Hollow Rock
Brentwood
Cookeville
Powell
Maynardville
Jefferson City
Huntingdon
Camden
Fairview
Smyrna
Smithville
Crossville
Dandridge
Knoxville
Friendship
Clarksburg
Franklin
Nolensville
Wildersville
Murfreesboro
Sevierville
Lexington
Spring Hill
Woodbury
Jackson
Linden
Columbia
Parsons
Shelbyville
Manchester
Dayton
Henderson
Scotts Hill
Tullahoma
Hixson
Lynchburg
Bartlett
Oakland
Decherd
Ooltewah
Germantown
Fayetteville
Chattanooga
East Ridge
NORTH CAROLINA
Asheville
Florence
Huntsville
Fort Oglethorpe
Ringgold
Dalton
GEORGIA
ALABAMA
Cartersville
Rockmart
Dallas
Atlanta
Smyrna
Birmingham
Anniston
Carollton
Wedowee
Newnan
Tuscaloosa
Sylacauga
Roanoke
Opelika
Auburn
Columbus
Fairhope

2025 FINANCIAL SNAPSHOT

$560.0M
TOTAL REVENUE

$13.91B
TOTAL DEPOSITS

3.81%
NET INTEREST MARGIN
(TAX-EQUIVALENT BASIS)

9.84%
TANGIBLE COMMON
EQUITY TO TANGIBLE ASSETS RATIO*

+7.07%
TANGIBLE BOOK VALUE
PER COMMON SHARE GROWTH*

OVER 2024 TO $30.27



LOANS HELD FOR INVESTMENT
(BILLIONS)

- 2022: $9.3B
- 2023: $9.4B
- 2024: $9.6B
- 2025: $12.4B



ADJUSTED DILUTED EPS**
(DOLLARS)

- 2022: $2.92
- 2023: $3.01
- 2024: $3.40
- 2025: $3.99

*SEE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025, FOR THE DISCUSSION AND RECONCILIATION OF NON-GAAP MEASURE.

**SEE CURRENT REPORT ON FORM 8-K FILED ON JANUARY 21, 2026, FOR THE DISCUSSION AND RECONCILIATION OF NON-GAAP MEASURE.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-37875

FB FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Tennessee	**62-1216058**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1221 Broadway, Suite 1300	
Nashville, Tennessee	**37203**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (615) 564-1212

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $1.00 Per Share	FBK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was 1,537,509,208, based on the closing sale price of $45.30 per share as reported on the New York Stock Exchange.

The number of shares of registrant's Common Stock outstanding as of February 10, 2026 was 51,757,557.

Portions of the registrant's Definitive Proxy Statement relating to the registrant's 2025 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

As used in this Annual Report on Form 10-K for the years ended December 31, 2025, 2024, and 2023 (this "Report"), references to "we," "our," "us," "FB Financial," or "the Company" refer to FB Financial Corporation, a Tennessee corporation, and our wholly-owned banking subsidiary, FirstBank, a Tennessee state-chartered bank, unless otherwise indicated or the context otherwise requires. References to "Bank" or "FirstBank" refer to FirstBank, our wholly-owned banking subsidiary.

The acronyms and abbreviations identified below are used in the Notes to the consolidated financial statements as well as in the Management's discussion and analysis of financial condition and results of operations. You may find it helpful to refer to this page as you read this Report.

ACL	Allowance for credit losses	EVE	Economic value of equity
AFS	Available-for-sale	FASB	Financial Accounting Standards Board
AI	Artificial intelligence	FDIA	Federal Deposit Insurance Act
ALCO	Asset Liability Management Committee	FDIC	Federal Deposit Insurance Corporation
AML	U.S. anti-money laundering law	FDM	Financial difficulty modification
AOCI	Accumulated other comprehensive income	Federal Reserve	Board of Governors of the Federal Reserve System
ASC	Accounting Standard Codification	FHLB	Federal Home Loan Bank
ASU	Accounting Standard Update	FRA	Federal Reserve Act
Bank	FirstBank, subsidiary bank	GAAP	U.S. generally accepted accounting principles
BHCA	Bank Holding Company Act	GLBA	Gramm-Leach-Bliley Act
Board of Directors	FB Financial Corporation's board of directors	GNMA	Government National Mortgage Association
BOLI	Bank-owned life insurance	HFI	Held for investment
BSA	Bank Secrecy Act	MBS	Mortgage-backed securities
CD	Certificate of Deposit	MSA	Metropolitan statistical areas
CECL	Current expected credit losses	MSR	Mortgage servicing rights
CET1	Common Equity Tier 1	NIM	Net interest margin
CFPB	Consumer Financial Protection Bureau	NYSE	New York Stock Exchange
CIBCA	Change in Bank Control Act	OREO	Other real estate owned
CISO	Chief Information Security Officer	PCAOB	Public Company Accounting Oversight Board
Company	FB Financial Corporation	PCD	Purchased credit deteriorated
COSO	Committee of Sponsoring Organizations of the Treadway Commission	PSU	Performance-based restricted stock units
CPR	Conditional prepayment rate	Report	Form 10-K for the year ended December 31, 2025
CRA	Community Reinvestment Act	RSU	Restricted stock units
CRE	Commercial real estate	SEC	U.S. Securities and Exchange Commission
DIF	Deposit Insurance Fund	SOFR	Secured overnight financing rate
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	Southern States	Southern States Bancshares, Inc.
EPS	Earnings per share	TDFI	Tennessee Department of Financial Institutions
ESPP	Employee Stock Purchase Plan	U.S.	United States of America

Cautionary note regarding forward-looking statements

This Annual Report contains certain statements that are not historical in nature may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the Company's future plans, results, strategies, and expectations, including expectations around changing economic markets. These statements can generally be identified by the use of the words and phrases "may," "will," "should," "could," "would," "goal," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "aim," "predict," "continue," "seek," and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon management's current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond the Company's control. The inclusion of these forward-looking statements should not be regarded as a representation by the Company or any other person that such expectations, estimates, and projections will be achieved. Accordingly, the Company cautions shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) current and future economic conditions, including the effects of inflation, interest rate fluctuations, changes in the economy or global supply chain, supply-demand imbalances affecting local real estate prices, and high unemployment rates in the local or regional economies in which the Company operates and/or the US economy generally, (2) changes or the lack of changes in government interest rate policies and the associated impact on the Company's business, net interest margin, and mortgage operations, (3) increased competition for deposits, (4) changes in the quality or composition of the Company's loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers of investment securities, or the impact of interest rates on the value of our investment securities portfolio, (5) any deterioration in commercial real estate market fundamentals, (6) the Company's ability to identify potential candidates for, consummate, and achieve synergies from acquisitions, including risks that cost savings and other synergies from completed or future mergers may not be realized (or may be less than or delayed from expectations), challenges in integrating acquired businesses, disruptions to customer, employee, or other relationships, diversion of management attention, and the ability to effectively manage larger or more complex operations post-transaction; (7) the Company's ability to manage any unexpected outflows of uninsured deposits and avoid selling investment securities or other assets at an unfavorable time or at a loss, (8) the Company's ability to successfully execute its various business strategies, (9) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including legislative developments, (10) the effectiveness of the Company's controls and procedures to detect, prevent, mitigate and otherwise manage the risk of fraud or misconduct by internal or external parties, including attempted physical-security and cybersecurity attacks, denial-of-service attacks, hacking, phishing, social-engineering attacks, malware intrusion, data-corruption attempts, system breaches, identity theft, ransomware attacks, environmental conditions, and intentional acts of destruction, (11) the Company's dependence on information technology systems of third party service providers and the risk of systems failures, interruptions, or breaches of security, (12) the impact, extent and timing of technological changes, (13) concentrations of credit or deposit exposure, (14) the impact of natural disasters, pandemics, acts of war or terrorism, or other catastrophic events, (15) events giving rise to international or regional political instability, including the broader impacts of such events on financial markets and/or global macroeconomic environments, and/or (16) general competitive, economic, political, and market conditions.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report; and in any of the Company's subsequent Securities and Exchange Commission Filings. Many of these factors are beyond the Company's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this Annual Report, and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for the Company to predict their occurrence or how they will affect the Company. The Company qualifies all forward-looking statements by these cautionary statements.

PART I

ITEM - 1. Business

In this Annual Report, the terms "we," "our," "ours," "us," "FB Financial," and "the Company" refer to FB Financial Corporation, a Tennessee corporation, and our wholly-owned subsidiaries, including our state-chartered consolidated banking subsidiary, "FirstBank" or "the Bank," unless the context indicates that we refer only to the parent company, FB Financial Corporation.

Overview

FB Financial Corporation is a bank holding company designated as a financial holding company. We are headquartered in Nashville, Tennessee. Our wholly-owned bank subsidiary is FirstBank which provides a comprehensive suite of commercial and consumer banking services to clients in select markets primarily in Tennessee, Alabama, Kentucky, Georgia, and North Carolina. As of December 31, 2025, our footprint included 90 full-service branches serving markets across Tennessee, including Nashville, Chattanooga, Knoxville, Memphis, and Jackson in addition to Bowling Green, Kentucky, Columbus and Newnan, Georgia and Birmingham, Anniston, Huntsville, and Auburn, Alabama. Additionally, our banking services extend to community markets throughout our footprint. Further, the Company also provides mortgage banking services utilizing its bank branch network and mortgage banking offices strategically located throughout the southeastern United States. As of December 31, 2025, we had total assets of $16.30 billion, loans held for investment of $12.38 billion, total deposits of $13.91 billion, and total common shareholders' equity of $1.95 billion.

Throughout our history, we have maintained a community banking approach of personalized relationship-based service, which is delivered locally through experienced bankers in each market. As we have grown, maintaining this relationship-based approach utilizing local, talented and experienced bankers in each market has been an integral component of our success. Our bankers utilize their local knowledge and relationships to deliver timely solutions to our clients. We empower these bankers by giving them local decision making authority supplemented by appropriate risk management. In our experience, business owners and operators prefer to deal with decision makers, and our banking model is built to place the decision maker as close to the client as possible. We have designed our operations, technology, and centralized risk oversight processes to specifically support our operating model. We deploy this operating model universally in each of our markets, regardless of size. We believe we have a competitive advantage in our markets versus both smaller community banks and larger regional and national banks. Our robust offering of products, services and capabilities differentiate us from community banks, and our significant local market knowledge, client service level and the speed with which we are able to make decisions and deliver our services to customers differentiate us from larger regional and national banks.

We seek to leverage our operating model by focusing on profitable growth opportunities across our footprint, both in high-growth metropolitan markets and in stable community markets. As a result, we are able to strategically deploy our capital across our markets to take advantage of those opportunities that we believe provide the greatest certainty of profitable growth and highest returns.

Our history

Originally chartered in 1906, we are one of the longest continually operating banks in Tennessee. While our deep community roots go back over 100 years, our growth trajectory changed in 1984 when an experienced banker and entrepreneur partnered to acquire Farmers State Bank with a focus on growing the Bank. In 1988, Farmers State Bank purchased the assets of First National Bank of Lexington, Tennessee and changed the name to FirstBank, forming the foundation of our current franchise. In 1990, James W. Ayers became FirstBank's sole shareholder and remained the sole shareholder until our initial public offering in September 2016. The Bank grew from a community bank with only $14 million in assets in 1984 to total assets of $16.30 billion at December 31, 2025.

From 1984 to 2001, we operated as a community bank growing organically and through small acquisitions in community markets in West Tennessee. In 2001, our strategy evolved from serving purely community markets to include a modest presence in metropolitan markets, expanding our reach and enhancing our growth. We entered Nashville and Memphis in 2001 by opening a branch in each of those markets. In 2004 and 2008, we opened our first branches in Knoxville and Chattanooga, respectively. Although we experienced some growth in each metropolitan market, those markets did not become a significant strategic focus until we implemented our current strategy in the Nashville metropolitan statistical area in 2012. The successful implementation of this strategy, along with strategic acquisitions, resulted in growing Nashville into our largest market with 36.1% of our total deposits as of June 30, 2025. Additionally, we expanded into the Huntsville, Alabama MSA in 2014 by opening a branch in Huntsville and loan production office in Florence, Alabama, which was converted to a full-service branch in 2019. During 2020, we expanded into the Bowling Green, Kentucky MSA with our acquisition of FNB Financial Corp. in addition to increasing our Nashville MSA market share through our acquisition of Franklin Financial Network, Inc. During 2021, we expanded our banking division into Central Alabama with hiring of additional experienced senior bankers in Birmingham. During 2024, we continued to augment our growth into Central Alabama by announcing expansion into the Tuscaloosa market, as well as entering into the Asheville, North Carolina market where we operate under the name FB Financial, a division of FirstBank in Nashville, Tennessee. During 2025, we strengthened our presence in existing markets through our merger with Southern States, such as Birmingham and Huntsville, Alabama, while expanding our footprint further into Alabama and Georgia. As a result of this evolution and focus on continuous organic growth, we operate a balanced business model that serves a diverse customer base in both metropolitan and community markets.

Mergers and acquisitions

On September 18, 2015, the Bank completed its acquisition of Northwest Georgia Bank, a bank headquartered in Ringgold, Georgia, pursuant to the Agreement and Plan of Merger dated April 27, 2015 by and between the Bank and NWGB. The Company acquired NWGB in a $1.5 million cash purchase. NWGB was merged with and into the Bank, with the Bank as the surviving entity. As of September 18, 2015, the estimated fair value of loans acquired and deposits assumed as a result of the merger were $78.6 million and $246.2 million, respectively.

On July 31, 2017, the Bank completed its merger with Clayton Bank and Trust and American City Bank (together the "Clayton Banks"), pursuant to the Stock Purchase Agreement with Clayton HC, Inc., a Tennessee corporation, and James L. Clayton, the majority shareholder of Seller, dated February 8, 2017, as amended on May 26, 2017, with a purchase price of approximately $236.5 million. The Company issued 1,521,200 shares of common stock and paid cash of $184.2 million to purchase all of the outstanding shares of the Clayton Banks. At closing, the Clayton Banks merged with and into FirstBank, with FirstBank continuing as the surviving banking entity. As of July 31, 2017, the estimated fair value of loans acquired and deposits assumed as a result of the merger were $1,059.7 million and $979.5 million, respectively.

On April 5, 2019, the Bank acquired 11 Tennessee and three Georgia branch locations from Atlantic Capital Bank, N.A., further increasing market share in existing markets and expanding the Company's footprint into new locations. Under the terms of the agreement, the Bank assumed $588.9 million in deposits for a premium of 6.25% and acquired $374.4 million in loans at 99.32% of principal outstanding.

On February 14, 2020, the Company acquired FNB Financial Corp. and its wholly-owned subsidiary, Farmers National Bank of Scottsville (collectively, "Farmers National"). Following the acquisition, Farmers National was merged into the Company with FB Financial Corporation continuing as the surviving entity. The transaction added four branches and expanded the Company's footprint into Kentucky. Under the terms of the agreement, the Company acquired total assets of $258.2 million, loans of $182.2 million and assumed total deposits of $209.5 million. Farmers National shareholders received 954,797 shares of the Company's common stock as consideration in connection with the merger, in addition to $15.0 million in cash consideration.

On August 15, 2020, the Company completed its largest merger to date with Franklin Financial Network, Inc. and its wholly-owned subsidiaries, with FB Financial Corporation continuing as the surviving entity. Under the terms of the agreement, the Company acquired total assets of $3.63 billion, loans of $2.79 billion and assumed total deposits of $3.12 billion in a transaction valued at $477.8 million, which included the issuance of 15,058,181 shares of the Company's common stock. The transaction added a new subsidiary to the Company, FirstBank Risk Management, which provided risk management services to the Company in the form of enhanced insurance coverages. This entity was dissolved in the year ended December 31, 2023. It also added a new subsidiary to the Bank, FirstBank Investments of Tennessee, Inc., which provides investment services to the Bank. FBIT has a wholly-owned subsidiary, FirstBank Investments of Nevada, Inc. to provide investment services to FBIT. FBIN has a controlling interest in a subsidiary, FirstBank Preferred Capital, Inc., which serves as a real estate investment trust, which allows the Bank to sell real estate loans to the REIT to optimize our tax structure.

On July 1, 2025, the Company completed its merger with Southern States Bancshares, Inc. and its wholly owned subsidiary, Southern States Bank, with FB Financial Corporation continuing as the surviving entity. The merger broadened the Company's presence across Alabama and Georgia and increased its scale in the Birmingham and Huntsville markets. Through the transaction, the Company acquired $2.83 billion in assets, $2.27 billion in loans and $2.47 billion in deposits. Total consideration of $368.4 million consisted of the issuance of 8,124,241 shares of the Company's common stock and $327 thousand in cash to settle outstanding stock options and fractional share amounts. Preliminary purchase accounting resulted in the recognition of $107.8 million of goodwill, reflecting the estimated fair value of net assets acquired.

See Note 2, "Mergers and acquisitions" in the notes to the consolidated financial statements for further details regarding the terms and conditions of these acquisitions.

Our markets

Our market footprint is the southeastern United States, centered around Tennessee, and includes portions of Alabama, Kentucky, Georgia and North Carolina.


Louisville
Lexington
64
Kentucky
Bowling Green
Tennessee
Nashville
North Carolina
40
Knoxville
Asheville
Memphis
Chattanooga
Florence
Huntsville
Birmingham
Atlanta
Tuscaloosa
20
Auburn
Columbus
Montgomery
16
Alabama
Savannah
65
Georgia
Mobile

- Market rank by deposits [(1)] (MSA's):
  - Nashville (6th)
  - Chattanooga (5th)
  - Knoxville (9th)
  - Jackson (3rd)
  - Auburn, AL (5th)
  - Columbus, GA (4th)
  - Dalton, GA (5th)
  - Bowling Green, KY (8th)
  - Birmingham, AL (16th)
  - Huntsville, AL (16th)
  - Memphis (28th)
  - Atlanta, GA (23rd)
  - Anniston, AL (2nd)

Top Metropolitan Markets[(2)]

Market	Market Rank	Branches (#)	Deposits ($mm)	Deposit Market Share	Percent of Total Deposits
Nashville	6	23	5,001	5.1 %	36.1 %
Chattanooga	5	7	1,055	6.9 %	7.6 %
Atlanta	23	4	923	0.4 %	6.7 %
Knoxville	9	5	793	3.0 %	5.7 %
Birmingham	16	3	572	1.1 %	4.1 %
Jackson	3	6	542	12.3 %	3.9 %
Memphis	28	2	300	0.7 %	2.2 %
Bowling Green	8	5	265	5.6 %	1.9 %
Huntsville	16	2	180	1.5 %	1.3 %

Top Community Markets[(2)]

Market	Market Rank	Branches (#)	Deposits ($mm)	Deposit Market Share	Percent of Total Deposits
Lexington	1	5	413	50.4 %	3.0 %
Anniston	2	1	392	16.4 %	2.8 %
Auburn	5	2	378	8.4 %	2.7 %
Columbus	4	2	358	3.6 %	2.6 %
Dalton	5	2	276	9.1 %	2.0 %
Morristown	5	2	247	10.7 %	1.8 %
Crossville	4	1	210	11.8 %	1.5 %
Tullahoma	3	3	204	13.1 %	1.5 %
Decatur	1	1	187	41.3 %	1.3 %

[(1)]Source: SNL Financial. Market data is as of June 30, 2025 and is presented on a pro forma basis for announced acquisitions since June 30, 2025.
[(2)]Source: Company data and S&P Global Market Intelligence

***Market characteristics and mix*.**

Metropolitan markets. Our metropolitan markets are generally characterized by attractive demographics and strong economies and offer substantial opportunity for future growth. We compete in these markets with national and regional banks that currently have the largest market share positions and with community banks primarily focused only on a particular geographic area or business niche. We believe we are well positioned to grow our market penetration among our target clients of small to medium sized businesses as well as large corporate businesses and the consumer base working and living in these metropolitan markets. In our experience, such clients demand the product sophistication of a larger bank, but prefer the customer service, relationship focus and local connectivity of a community bank. We believe that our size, product suite and operating model offer us a competitive advantage in these markets versus our smaller

competitors, many of which are focused only on specific counties or industries. Our operating model driven by local talent with strong community ties and local authority serves as a key competitive advantage over our larger competitors. We believe that, as a result, we are well positioned to leverage our existing franchise to expand our market share in our markets.

Community markets. Our community markets tend to be more stable throughout various economic cycles, with primarily retail and small business customer opportunities and more limited competition. We believe this leads to an attractive profitability profile and more granular loan and deposit portfolios. Our community markets are standalone markets and not suburbs of larger markets. We primarily compete in these markets with community banks that generally have less than $1 billion in total assets. Our strategy is to compete against these smaller community banks by providing a broader and more sophisticated set of products and capabilities while still maintaining our local service model. We believe these markets are being deemphasized by national and regional banks which provide us with opportunities to hire talented bankers and maintain or grow market share in these community markets.

Our core client profile across our footprint includes retail and wealth consumers, small businesses, and corporate clients and owners. We target business clients with substantial operating history. Our typical business client would keep business deposit accounts with us, and we would look to provide banking services to the owners and employees of the business as well. We also have an active consumer lending business that includes deposit products, mortgages, home equity lines and small consumer finance loans. We continuously strive to build deeper relationships by actively advising clients and offering products that meet their banking needs.

The following tables show our deposit market share ranking among banks in Tennessee as of June 30, 2025 (the most recent date that such information is publicly available). Of the 10 largest banks in the state based on total deposits, 6 are national or regional banks, which we believe provides us with significant opportunities to gain market share from these banks.

Top 10 banks in Tennessee:

Rank	Company name	Headquarters	Branches (#)	Total deposits ($bn)	Deposit market share (%)
1	First Horizon Corporation (TN)	Memphis, TN	136	31.0	13.3
2	Pinnacle Financial Partners (TN)	Nashville, TN	62	30.6	13.1
3	Regions Financial Corporation (AL)	Birmingham, AL	194	22.9	9.8
4	Bank of America Corporation (NC)	Charlotte, NC	53	16.8	7.2
5	Truist Financial Corporation (NC)	Charlotte, NC	98	16.0	6.9
6	**FB Financial Corporation (TN)**	**Nashville, TN**	**70**	**9.7**	**4.2**
7	U.S. Bancorp (MN)	Minneapolis, MN	57	5.8	2.5
8	Wilson Bank Holding Company (TN)	Lebanon, TN	32	5.1	2.2
9	Fifth Third Bancorp (OH)	Cincinnati, OH	45	4.0	1.7
10	Simmons First National Corporation (AR)	Pine Bluff, AR	46	4.0	1.7

Source: S&P Global Market Intelligence and Company reports as of June 30, 2025 adjusted for pending and completed acquisitions as of June 30, 2025.

Our business strategy

Our overall business strategy is comprised of the following core priorities.

Enhance market penetration in our markets. In recent years, we have successfully grown our franchise across our footprint by executing our community bank growth strategy. The strategy is centered on the following: recruiting the best bankers and empowering them with local authority; developing branch presence; building brand awareness and growing our business and consumer banking presence; and expanding our product offering and capabilities. These strategies coupled with our personalized, relationship-based client service have contributed significantly to our success. Additionally, we believe that our scale, resources and range of products provide us with a competitive advantage over the smaller community banks in our markets we operate. As a result of these competitive advantages and growth strategies, the Nashville MSA has become our largest market with approximately 36.1% of our deposits and 5.1% market share, based on pro forma deposits as of June 30, 2025. We intend to continue to efficiently increase our market penetration through organic growth and strategic acquisitions.

Based on market and competitive similarities, we believe our growth strategies are transferable to our other metropolitan markets and we have implemented these strategies in additional markets across our footprint. In Knoxville and Chattanooga, we have achieved top 10 deposit market shares through our acquisitions of Northwest Georgia Bank, the Clayton Banks, and the branches from Atlantic Capital Bank and continued organic growth in those markets. In the Memphis, Huntsville and Birmingham MSAs, our banking model has attracted strong leadership teams and we have experienced growth in both deposits and loans. In addition, the Southern States merger extended our franchise into the

Atlanta metropolitan area and enhanced our overall market position in Alabama and Georgia. We are also continuing to build out our presence in Asheville, North Carolina where an experienced leadership team is supporting ongoing loan and deposit growth as we further develop the market.

Pursue opportunistic and strategic acquisitions. We have completed 14 acquisitions in the past 30 years. We pursue acquisitions that enhance market penetration, possess strong core deposits, are accretive to earnings per share while minimizing tangible book value dilution, and meet our internal return targets. We believe that numerous small to mid-sized banks or branch networks will be available for acquisition throughout our footprint as well as in attractive contiguous markets in the coming years due to industry trends, such as compliance and operational challenges, regulatory pressure, management succession issues and shareholder liquidity needs. In Tennessee alone, there are approximately 99 commercial banks with total assets of less than $5 billion, and in the selected neighboring states of Alabama, Georgia, Kentucky, North Carolina, South Carolina and Virginia, there are over 423 commercial banks with under $5 billion in assets. We believe that we are positioned as a natural consolidator because of our financial strength, reputation and operating model.

Improve efficiency by leveraging technology and scaling operations. We have invested significantly in our personnel, infrastructure and technology in recent years, which we believe has created a scalable platform that will support future growth across all of our markets. Our bankers and branches, especially in the metropolitan markets, continue to scale in size, and we believe there is capacity to grow our business without adding significantly to our branch network. We plan to continue to invest, as needed, in our technology and business infrastructure to support our future growth and increase operating efficiencies.

Develop niche banking and noninterest income opportunities. While our primary focus is on capturing opportunities in our core banking business, we have successfully seized opportunities to grow our noninterest income. Our mortgage platform is focused through a traditional retail delivery channel. Additionally, we have successfully expanded our fee-based business to include more robust treasury management, trust and investment services and capital markets revenue streams. We intend to continue emphasizing these business lines which we believe serve as customer acquisition channels and provide us with a range of cross-selling opportunities, while making our business stronger and more profitable.

Risk management

General

Our operating model demands a strong risk management culture built to address multiple areas of risk, including credit risk, interest rate risk, liquidity risk, price risk, compliance risk, information security/cyber risk, third-party risk, operational risk, strategic risk and reputational risk. Our risk management culture is supported by investments in the right people and technologies to protect our business. Our Board of Directors, through its Risk Committee, is ultimately responsible for overseeing risk management of the Company. We have a Chief Risk Officer who oversees risk management across our business. Our Board, Chief Executive Officer and Chief Risk Officer are supported by the heads of other functional areas at the Bank, including credit, legal, IT, audit, compliance, capital markets, credit review, information security and physical security. Our comprehensive risk management framework is designed to complement our core strategy of empowering our experienced, local bankers with local-decision making to better serve our clients.

Our credit policies support our goal of maintaining sound credit quality standards while achieving balance sheet growth, earnings growth, appropriate liquidity and other key objectives. We maintain a risk management infrastructure that includes local authority, centralized policymaking and a system of checks and balances. The fundamental principles of our credit policy and procedures are to maintain credit quality standards, which enhance our long-term value to our clients, associates, shareholders and communities. Our loan policies provide our bankers with a sufficient degree of flexibility to permit them to deliver responsive and effective lending solutions to our clients while maintaining appropriate credit quality. Furthermore, our bankers and associates are hired for the long-term and they are incented to focus on long-term credit quality. Since lending represents credit risk exposure, the Board of Directors and its duly appointed committees seek to ensure that the Bank maintains appropriate credit quality standards. The Credit Risk Committee of the Board of Directors provides oversight at the Board level, while management oversight committees, including the ACL Committee and Corporate Credit Risk Committee, administer the loan portfolio and monitor credit risk. These committees meet at least quarterly to review the lending activities.

Credit concentration

Diversification of risk is a key factor in prudent asset management. Our granular loan portfolio reflects a balanced mix of consumer and commercial clients across these markets, which we believe inherently mitigates the impact of industry and market cycles. In addition, risk from concentration is actively managed by management and reviewed by the Board of Directors of the Bank, and exposures relating to borrower, industry and commercial real estate categories are tracked and measured against policy limits. These limits are reviewed as part of our periodic review of the credit policy. Loan concentration levels are monitored by the Corporate Credit Risk Committee and reported to the Credit Risk Committee of the Board of Directors.

Loan approval process

The loan approval process at the Bank is characterized by local authority supported by a control environment that provides for prompt and thorough underwriting of loans. Our localized decision making is reinforced through a centralized review process supported by technology that monitors credits to ensure compliance with our credit policies. Our loan approval method is based on a hierarchy of individual lending authorities for new credits and renewals granted to our individual bankers, market presidents, regional presidents, senior and regional credit officers, senior management and Credit Risk Committee of the Board of Directors. The Corporate Credit Risk Committee, along with senior management, establishes the maximum lending limits at each level and sets individual authorities within these maximum limits to each individual based on demonstrated experience and expertise, and are periodically reviewed and updated. We believe that the ability to have individual loan authority up to specified levels based on experience and track record coupled with appropriate approval limits allows us to provide prompt and appropriate responses to our clients while still allowing for the appropriate level of oversight.

As a relationship-oriented lender, rather than transaction-oriented lender, a majority of our loans HFI are made to borrowers or relationships located or operating in our market area. This provides us with a better understanding of their business, creditworthiness and the economic conditions in their market and industry. Furthermore, our associates are held accountable for their decisions, which effectively aligns their incentives to reflect appropriate management of risk.

In considering loans, we follow the underwriting principles set forth in our credit policy with a primary focus on the following factors:

- A relationship with our clients that provides us with a thorough understanding of their financial condition and ability to repay the loan;
- verification that the primary and secondary sources of repayment are adequate in relation to the amount of the loan;
- adherence to appropriate loan to value guidelines for real estate secured loans;
- targeted levels of diversification for the loan portfolio, both as to type of borrower and type of collateral; and
- proper documentation of loans, including perfected liens on collateral.

As part of the approval process for any given loan, we seek to minimize risk in a variety of ways, including the following:

- analysis of the borrower's and/or guarantor's financial condition, cash flow, liquidity, and leverage;
- assessment of the project's operating history, operating projections, location and condition;
- review of appraisals, title commitment and environmental reports;
- consideration of the management's experience and financial strength of the principals of the borrower; and
- understanding economic trends and industry conditions.

The Corporate Credit Risk Committee reviews and approves any amendments to the credit policy, monitors loan portfolio trends, credit trends, and results of credit reviews. The Credit Risk Committee of the Board of Directors approves loan transactions that exceed management authorized thresholds as set forth in our credit policy. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for loans that are set by the Bank's senior management. We believe that our loan approval process provides for thorough internal controls, underwriting, and decision making.

Lending limits

The Bank is limited in the amount it can loan in the aggregate to a single borrower or related borrowers by the amount of our regulatory capital. Tennessee's legal lending limit is a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of bank funds. It is also intended to safeguard a bank's depositors by diversifying the risk of potential loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Generally, under Tennessee law, loans and extensions of credit to a borrower may not exceed 15% of our bank's Tier 1 capital, plus an additional 10% of the bank's Tier 1 capital, with approval of the bank's board. Further, the Bank may elect to conform to similar standards applicable to national banks under federal law, in lieu of Tennessee law. Because the federal law and Tennessee state law standards are determined as a percentage of the Bank's capital, these state and federal limits both increase or decrease as the Bank's capital increases or decreases. Based upon the capitalization of the Bank at December 31, 2025, the Bank's legal lending limits were approximately $248.0 million (15% of Tier 1 capital) and $413.3 million (25% of Tier 1 capital). The Bank may seek to sell participations in our larger loans to other financial institutions, which will allow us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.

In addition to these legally imposed lending limits, we also employ appropriate limits on our overall loan portfolio and requirements with respect to certain types of lending and individual lending relationships. For example, we have lending limits related to maximum borrower, industry and certain types of commercial real estate exposures.

Enterprise risk management

We maintain an enterprise risk management program that helps us to identify, manage, monitor and control potential risks that may affect us, including credit risk, interest rate risk, liquidity risk, price risk, compliance risk, operational risk, information security/cyber risk, third-party risk, strategic risk and reputational risk. Our operating model demands a strong risk culture built to address the multiple areas of risk we face, and our risk management strategy is supported by significant investments in the right people and technologies to protect the organization.

Our comprehensive risk management framework and risk identification is a continuous process and occurs at both the transaction level and the portfolio level. While our local bankers and associates support our day-to-day risk practices, management seeks to identify interdependencies and correlations across portfolios and lines of business that may amplify risk exposure through a thorough centralized review process. Risk measurement helps us to control and monitor risk levels and is based on the sophistication of the risk measurement tools used to reflect the complexity and levels of assumed risk. We monitor risks and ensure compliance with our risk policies by timely reviewing risk positions and exceptions. This monitoring process ensures that management's decisions are implemented for all geographies, products and legal entities with overview by the appropriate committees.

We control risks through limits that are communicated through policies, standards, procedures and processes that define responsibility and authority. Such limits serve as a means to control exposures to the various risks associated with our activities, and are meaningful management tools that can be adjusted if conditions or risk tolerances change. In addition, we maintain a process to authorize exceptions or changes to risk limits when warranted. These risk management practices help to ensure effective reporting, compliance with all laws, rules and regulations, avoid damage to our reputation and related consequences, and attain our strategic goals while avoiding pitfalls and surprises along the way.

The Risk Committee of the Board of Directors approves policies that set operational standards and risk limits. Management is responsible for the implementation, integrity and maintenance of our risk management systems ensuring the directives are implemented and administered in compliance with the approved policy. Our Chief Risk Officer supervises the overall management of our risk management program, reports to the Chief Executive Officer and yet also retains independent access to the Risk Committee of the Board of Directors.

Credit risk management

Credit risk management is a key component of our risk management program. We employ consistent analysis and underwriting to examine credit information and prepare underwriting documentation. We monitor and approve exceptions to our credit policies as required, and we also track and address technical exceptions.

Each relationship manager has the primary responsibility for appropriately risk rating each loan that is made. In addition, our credit administration department is responsible for the ongoing monitoring of loan portfolio performance through the review of ongoing financial reports, credit quality reports, relationship manager reports, audit reviews and exception reporting and concentration analysis. This monitoring process also includes an ongoing review of loan risk ratings. Management and monitoring of our allowance for credit losses is performed by our ACL Committee. We have a Corporate Credit Risk Committee which monitors the integrity of our portfolio within the parameters of the credit policy. We utilize a risk grading system that enables management to differentiate individual loan quality and forecast future profitability and portfolio loss potential. The Credit Risk Committee of the Board of Directors has the authority to approve credit policies and risk limits.

We assign a credit risk rating at the time a commercial loan is made and adjust it as conditions warrant. Portfolio monitoring systems allow management to proactively assess risk and make decisions that will minimize the impact of negative developments. Successful credit management is achieved by lenders consistently meeting with clients and regularly reviewing their financial conditions. This enables both the recognition of future opportunities and potential weaknesses early.

The Board of Directors supports a strong credit review program and is committed to its effectiveness as part of the independent process of assessing our lending activities. We have communicated to our credit and lending staff that the identification of emerging problem loans begins with the lending personnel knowing their clients and supported by credit personnel, actively monitoring their client relationships. The credit review process is meant to augment this active management of client relationships and to provide an independent and broad-based look into our lending activities. We believe that our strong client relationships support our ability to identify potential deterioration of our credits at an early stage enabling us to address these issues early on to minimize potential losses.

We maintain a robust credit review function by utilizing an internal credit review team as well as third-party credit review firms. The results from internal and external credit reviews are reported to the Risk Committee of the Board of Directors to ensure independence and objectivity. The examinations performed by the credit review department are based on risk assessments of individual loan commitments within our loan portfolio over a period of time. At the conclusion of each review, the credit review department provides management with a report that summarizes the results of the review. At a minimum, the report addresses risk rating accuracy, compliance with regulations and policies, loan documentation accuracy, the timely receipt of financial statements, and any additional material issues.

We monitor the levels of delinquencies for any negative or adverse trends. From time to time, we may modify loans to extend the term or make other concessions to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. We generally do not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. We believe that we are well reserved for losses resulting from our non-performing assets.

Liquidity and interest rate risk management

Our liquidity planning framework is focused on robust forecasting and risk management to ensure predictable funding needs and availability. We strive to maintain the lowest cost of funding available while maintaining stable sources of liquidity. To achieve these objectives, we utilize a simple funding and capital structure consisting primarily of deposits and common equity. We remain continually focused on growing our noninterest-bearing and other low-cost core deposits while replacing higher cost funding sources, including wholesale time deposits and other borrowed debt, to fund our balance sheet growth. The following chart shows our overall funding structure as of December 31, 2025:

Funding structure as of December 31, 2025



In addition, we monitor our liquidity risk by adopting policies to define potential liquidity problems, reviewing and maintaining an updated contingency funding plan, testing our sources of funds availability at least annually and providing a prudent capital structure consistent with our credit standing and plans for strategic growth.

Our interest rate risk management system is overseen by the Risk Committee of our Board of Directors, who has the authority to approve acceptable rate risk levels. Our Board of Directors has established the Asset Liability Management Committee at the management level to ensure appropriate risk measurement by requiring:

- quarterly testing of interest rate risk exposure;

- proactive liquidity and interest rate risk identification and measurement;

- liquidity forecasting under hypothetical stress scenarios;

- stress testing of key interest rate risk modeling assumptions; and

- quarterly risk presentations by senior management

Cybersecurity

For information on the Company's information security and related risks, refer to "Item 1C. Cybersecurity" and "Item A. Risk factors: Technology and operational risks."

Competition

We conduct our core banking operations primarily in Tennessee, Alabama, Georgia, Kentucky, and North Carolina, and compete in the commercial banking industry primarily through our wholly-owned banking subsidiary, FirstBank. The banking industry is highly competitive, and we experience competition in our market areas from many other financial institutions. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, online mortgage lenders, online deposit banks, digital banking platforms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit loans and deposits, in our market areas. Increased competition in our markets may result in the Bank experiencing reduced loans and deposits, as well as reduced net interest margin and profitability. Furthermore, our markets have grown increasingly competitive in recent years with a number of banks entering our markets, with a primary focus on the metropolitan markets. We believe this trend will continue as banks look to gain a foothold in these growing markets. This trend will result in greater competition primarily in our metropolitan markets. However, we firmly believe that our market position and client-focused operating model enhance our ability to attract and retain clients.

See "Our markets" in this section above for a further discussion of the markets we compete in and the competitive landscape in these markets.

Human capital

We believe that building a better future starts with investing in our associates, who are the driving force behind our success. Our associates deliver trusted solutions to our customers, invest in our communities and help us achieve superior long-term returns for our shareholders.

As of December 31, 2025, the Company employed 1,594 full-time equivalent associates with an average tenure of 6 years and 9 months. Our associates help us achieve our mission, and we continually invest in their development and well-being.

Our vision

Our vision drives everything we do and informs how we support and empower our associates. It focuses on providing a great place to work, offering opportunities for growth and prioritizing the well-being of our people. Our vision is to:

- Deliver trusted solutions to our customers;

- Provide a great place to work for our associates;

- Invest in our communities; and

- Provide superior long-term returns for our shareholders

We also take pride in living by our core values, which guide our actions and decisions every day. These values reflect our commitment to our associates and our shared success:

- One Team, One Bank

- Do the Right Thing

- Commitment to Excellence

- Exist for the Customer

- Treat People with Respect

- Enjoy Life

Culture and associate engagement

In 2025, we were named one of Middle Tennessee's Top Workplaces by *The Tennessean* for the eleventh consecutive year, a reflection of our commitment to fostering a positive culture.

Additionally, our second annual all-associate engagement survey achieved a 90% participation rate, demonstrating continued trust in the process and strong engagement across the organization. Insights from the survey are used to guide initiatives and support our broader listening strategy.

As part of our commitment to giving back, we offer full-time associates 16 hours of paid time off to volunteer in activities that benefit local organizations. In 2025, our associates invested more than 6,300 hours in the communities where we operate.

Talent

Our vision of providing a great place to work is reflected in our efforts to recruit, develop, and retain top talent. In 2025, we continued our Management-to-Leadership Development Series, which helps new and emerging leaders transition into leadership roles. Since its inception, 155 associates have successfully graduated from the program, gaining valuable skills and experience. This initiative allows associates to explore career paths, develop leadership abilities, and grow in ways that align with both their personal goals and the Company's broader objectives.

We also place significant emphasis on succession planning as part of our ongoing effort to build a strong talent pipeline. Our approach focuses on identifying and developing associates throughout the Company who have the potential to grow and take on increased responsibilities in the future. By investing in the development of associates today, we are preparing the organization for tomorrow's needs, creating a workforce that is well-positioned to drive continued growth and success.

We are committed to fostering an environment where all individuals are respected, valued and supported. We embrace people of all backgrounds and experiences that support the unique perspectives and contributions of everyone. We recognize that our strength lies in the richness of these differences, and we actively seek to foster a culture that provides opportunities for associates to thrive.

Compensation and benefits

We are committed to attracting and retaining the best talent by offering competitive compensation and benefits. Our goal is to provide associates with the resources they need to succeed both personally and professionally. Along with market-competitive pay, healthcare benefits, equity incentives, and an employee stock purchase plan, we ensure that associates receive comprehensive support for their well-being.

In an environment of rising medical premiums, the Company took proactive steps to mitigate premium increases where possible and contributed on average 74% of the total medical premium cost. We also continue to offer vision insurance at no cost for all associates.

In addition to our healthcare initiatives, we supported associate wellbeing through programs and benefits focused on mental and physical health. During Mental Health Awareness month, we offered our Stronger Together series, which included webinars and resources on understanding anxiety, managing stress, building healthier habits, improving vitality, increasing daily movement, and promoting nutrition, physical activity and sun safety awareness.

In 2025, we strengthened our support for associates and their families by enhancing a few key benefits programs. These updates reflect what we heard through our ongoing listening efforts and our commitment to meeting the evolving needs of our workforce:

- Introduced paid parental leave to provide additional time and financial support for associates welcoming a new child;
- Expanded bereavement leave to offer greater flexibility during times of loss; and
- Increased 401(k) match to further support long-term financial well-being.

Information technology systems

During the year ended December 31, 2025, we continued to invest in technology and infrastructure to enhance scalability, security and operational efficiency. Key initiatives included upgrades to our network infrastructure and the completion of enterprise-wide Windows 11 workstation upgrades, improving system performance, reliability and user productivity.

We also completed major enhancements to key enterprise systems, including our loan origination and BSA/AML platforms. These enhancements strengthened regulatory compliance, improved workflow efficiency and enhanced monitoring and reporting capabilities, supporting more effective risk management and customer service.

Data management and data utilization initiatives continued to progress during 2025, further improving the quality, accessibility and consistency of enterprise data. These efforts positioned the Company to support more advanced analytics use cases and enhanced decision-making, while reinforcing data governance and internal reporting capabilities.

Collectively, these initiatives have positioned the Company to support continued growth and scaling of operations. By strengthening our technology foundation and maximizing the value of prior investments, we remain focused on enabling operational efficiency and supporting our long-term strategic objectives while maintaining our community banking focus.

Supervision and regulation

The U.S. financial services and banking industries are highly regulated. The bank regulatory framework, involving the supervision, regulation, and examination of the Bank by bank regulatory agencies, is intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our capital stock.

The following is a general summary of the material aspects of certain statutes and regulations applicable to the Company and the Bank. Federal and state banking laws and regulations affect virtually all of our operations. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. The legal and regulatory regime is continually under review by legislatures, regulators and other governmental bodies, and changes regularly occur through the enactment or amendment of laws and regulations or through shifts in policy, implementation or enforcement. Statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business, revenues, and financial results.

Regulation of the Company and the Bank

The Company is subject to regulation and supervision by multiple regulatory bodies. As a bank holding company, we are subject to ongoing regulation, supervision, and examination by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. The Federal Reserve's jurisdiction also extends to any company that is directly or indirectly controlled by the bank holding company. FB Financial has elected to be treated as a financial holding company, which allows us to engage in a broader range of activities than would otherwise be permissible for a bank holding company, including activities such as securities underwriting, insurance underwriting, and merchant banking. In addition, as discussed in more detail below, the Bank and any of our other subsidiaries that offer consumer financial products and services are subject to regulation and supervision by the CFPB. The Dodd-Frank Act also permits states to adopt consumer protection laws and regulations that may be more strict than those of the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law.

The Bank is a Tennessee state-chartered bank that is a member of the Federal Reserve System, and is subject to ongoing regulation, supervision, and examination by the Federal Reserve and the Bank's state banking regulator, the Tennessee Department of Financial Institutions. The TDFI and Federal Reserve supervise and regulate all areas of the Bank's operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The Federal Reserve is the Bank's primary federal regulatory agency, which regularly examines the Bank's operations and financial condition and compliance with federal consumer protection laws. In addition, the Bank's deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank with respect to insured depository institutions. Various Federal and State consumer laws and regulations apply to the Bank, including state consumer laws and regulations that also affect the operations of the Bank, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. The Bank and certain of its subsidiaries are also prohibited from engaging in certain tying arrangements in connection with extensions of credit, leases or sales of property, or furnishing products or services.

The Company is also subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act, both as administered by the SEC. The Company's common stock is listed on the New York Stock Exchange under the trading symbol "FBK" and, therefore, is subject to the rules of the NYSE for listed companies.

Bank holding company obligations to bank subsidiaries

As a bank holding company, the Company is required to act as a source of financial and managerial strength to its depository institution subsidiaries and to maintain resources adequate to support such subsidiaries. The Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. As a result, we could be required to commit resources to support the Bank in situations where additional investments in a bank may not otherwise be warranted. These situations include guaranteeing the compliance of an "undercapitalized" bank with its obligations under a capital restoration plan. As a result of these obligations, a bank holding company may be required to contribute additional capital to its subsidiaries in the form of capital notes or other instruments that qualify as capital under regulatory rules. Any such loan from a holding company to a subsidiary bank is likely to be unsecured and subordinated to the bank's depositors and perhaps to other creditors of the bank. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment.

Acquisitions

The Company is required by the BHCA to obtain the prior approval of the Federal Reserve to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of any bank, bank holding company, savings and loan holding company or savings association, or to increase any such non-majority ownership or control of any bank, bank holding company, savings and loan holding company or savings association, or to merge or consolidate with any bank holding company. If the Company is "well capitalized" and "well managed," as defined under the BHCA and implementing regulations, we may purchase a bank located outside of Tennessee. However, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in concentrations of deposits exceeding limits specified by statute. For example, Tennessee law currently prohibits a bank holding company from acquiring control of a Tennessee-based financial institution until the target financial institution has been in operation for at least three years.

Change of control

Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, an individual, company, or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, or before acquiring control of any FDIC-insured bank, such as the Bank. Acquisition of 25% or more of any class of voting securities constitutes control, and it is generally presumed for purposes of the CIBCA that the acquisition of 10% or more of any class of voting securities would constitute the acquisition of control. Also, under the CIBCA, the shareholdings of individuals and companies that are deemed to be "acting in concert", whether or not pursuant to an express agreement, would be aggregated for purposes of determining whether such holders "control" a bank or bank holding company. Once notified, the Federal Reserve may approve or disapprove the acquisition. These and other laws make it more difficult to acquire the Company or the Bank than it might be to acquire control of another type of corporation.

Capital requirements

The Company and the Bank are required under federal law to maintain specified minimum levels of capital based on ratios of capital to total assets and to risk-weighted assets. The following minimum capital requirements are applicable to the Company and the Bank:

- a common equity Tier 1 risk-based capital ratio of 4.5%;

- a Tier 1 risk-based capital ratio of 6%;

- a total risk-based capital ratio of 8%; and

- a leverage ratio of 4%.

Banking regulators may determine, based on factors such as size, complexity, or level of risk that a covered banking organization must maintain capital levels above the minimum requirements.

Tier 1 capital is defined to include two components: common equity Tier 1 capital and additional Tier 1 capital. The highest form of capital, common equity Tier 1 capital, consists solely of common stock plus related surplus, retained earnings, accumulated other comprehensive income, and minority interests in the equity accounts of consolidated subsidiaries. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a capital conservation buffer on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 common equity, but the buffer applies to all three risk-based measurements (CET1 capital, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The U.S. Basel III Capital Rules also make important changes to the "prompt corrective action" framework. Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A well-capitalized insured depository institution is one (i) having a total risk-based capital ratio of 10% or greater, (ii) having a Tier 1 capital ratio of 8% or greater, (iii) having a CET1 capital ratio of 6.5% or greater, (iv) having a leverage capital ratio of 5% or greater and (v) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An institution that fails to remain well-capitalized becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth or restrictions on the ability to receive regulatory approval of applications.

As of December 31, 2025, the Bank had sufficient capital to qualify as "well capitalized" under the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy, and it is unaware of any material violation or alleged material violation of these regulations, policies or directives. Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change the Bank's capital position in a relatively short period of time, making additional capital infusions necessary.

Restrictions on dividends

The ability of the Company or the Bank to pay dividends, repurchase stock and make other capital distributions is limited by regulatory capital rules and other aspects of the regulatory framework. The Federal Reserve's policy regarding dividends is that a bank holding company should not declare or pay a cash dividend that would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

- its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should an insured depository institution controlled by a bank holding company be "significantly undercapitalized" under the applicable federal bank capital ratios, or if the bank subsidiary is "undercapitalized" and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators may choose to require prior Federal Reserve approval for any capital distribution by the bank holding company.

Under Tennessee law, we are not permitted to pay cash dividends if, after giving effect to such payment, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts needed to satisfy any preferential rights if we were dissolving. In deciding whether or not to declare a dividend of any particular size, our Board of Directors must consider our current and prospective capital, liquidity, and other needs.

Additionally, Tennessee law places restrictions on the declaration of dividends by state-chartered banks to their shareholders, including, but not limited to, that the board of directors of a Tennessee-chartered bank may only make a dividend from the surplus profits arising from the business of the bank, and may not declare dividends in any calendar year that exceeds the total of its retained net income of that year combined with its retained net income of the preceding two (2) years without the prior approval of the TDFI commissioner. Furthermore, the Federal Reserve and the TDFI also have authority to prohibit the payment of dividends by a Tennessee bank when it determines such payment to be an unsafe and unsound banking practice.

Transactions with affiliates and insiders

The Bank is subject to regulations of the Federal Reserve Act, or FRA, and the Federal Reserve's Regulation W, as made applicable to state member banks by the FDIA. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the Bank, and, in our case, includes, among others, the Company. Accordingly, transactions between the Bank and the Company or other affiliates, will be subject to a number of restrictions, including restrictions relating to extensions of credit, contracts, leases and purchases or sale of assets. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by specified collateral of designated amounts. Furthermore, such secured loans by the Bank to the Company or other affiliates are limited, individually, to 10% of the Bank's capital and surplus, and such secured loans are limited in the aggregate to 20% of the Bank's capital and surplus.

All such transactions must be on terms that are no less favorable to the Bank than those that would be available from nonaffiliated third-parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which the Bank refers to as "10% Shareholders," as well as other similar groups as defined by the FRA and corresponding regulations, which are commonly referred to as Regulation O, are subject to regulatory requirements. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank's unimpaired capital and unimpaired surplus. Regulations also identify limited circumstances in which the Bank is permitted to extend credit to executive officers.

FDIC Insurance

The Bank's deposits are insured by the Deposit Insurance Fund of the FDIC up to applicable legal limits. The FDIC charges deposit insurance assessments to FDIC-insured institutions, including the Bank, to fund and support the DIF. The rate of these deposit insurance assessments is based on, among other things, the risk characteristics of the Bank. The FDIC has the power to terminate the Bank's deposit insurance if it determines the Bank is engaging in unsafe or unsound practices. Federal banking laws provide for the appointment of the FDIC as receiver in the event the Bank were to fail, such as in connection with undercapitalization, insolvency, unsafe or unsound conditions or other financial distress. In a receivership, the claims of the Bank's depositors (and those of the FDIC as subrogee of the Bank) would have priority over other general unsecured claims against the Bank.

The FDIC imposes a risk-based deposit premium assessment system, which was amended pursuant to the Federal Deposit Insurance Reform Act of 2005. Under this system, the amount of FDIC assessments paid by an individual insured depository institution, like the Bank, is based on the level of perceived risk incurred in its activities. The Bank's deposit accounts are currently insured by the DIF, generally up to a maximum of $250,000 per separately insured depositor. The Bank pays deposit insurance assessments to the FDIC to be insured by the DIF. Under the current assessment system, the FDIC assigns an institution to a risk category based on the institution's most recent supervisory and capital evaluations, which are designed to measure risk. Under the FDIA, the FDIC may terminate a bank's deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, agreement or condition imposed by the FDIC. Under the Dodd-Frank Act, the FDIC has adopted regulations that base deposit insurance assessments on total assets less capital rather than deposit liabilities and include off-balance sheet liabilities of institutions and their affiliates in risk-based assessments. After an institution's average assets exceed $10 billion over four quarters, the assessment rate increases compared to institutions at lower average asset levels. In addition, for large institutions, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank's capital level and supervisory ratings and certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The FDIC has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations.

In furtherance of statutory reserve-ratio objectives, the FDIC increased base deposit insurance assessment rates beginning in 2023, and those higher rate schedules remain in effect until the FDIC determines that applicable reserve-ratio targets have been achieved. The FDIC has established a long-term reserve-ratio goal of 2.0% for the DIF and is required to maintain the DIF at or above the statutory minimum reserve ratio of 1.35% pursuant to an adopted restoration plan.

Following the failures of certain large banks in March 2023 and the FDIC's use of the systemic risk exception to protect uninsured depositors, the FDIC adopted a special assessment to recover losses to the DIF attributable to those actions. The special assessment is generally based on estimated uninsured deposits as of December 31, 2022, subject to certain exclusions, and has been collected over multiple quarterly periods. In late 2025, the FDIC modified the final phase of the special assessment to reduce the quarterly rate and to provide for potential offsets or additional adjustments depending on the ultimate resolution of receivership-related recoveries and litigation. The FDIC retains authority to adjust, extend, terminate, or impose a final shortfall assessment if necessary to fully recover covered losses. Special assessments are generally tax deductible. The total impact of current or future special assessments on the Bank's deposit insurance expense cannot be predicted with certainty.

Under Tennessee law, the TDFI has authority to determine the type, amount, and other characteristics of deposit insurance required to be maintained by state-chartered banks, including consideration of safety-and-soundness factors and public confidence in the banking system. While Tennessee currently requires state-chartered banks to maintain FDIC insurance, future regulatory actions or changes in state or federal law could affect deposit insurance requirements or related compliance obligations.

Any increase in deposit insurance assessments, changes in assessment methodologies, additional special assessments, or modifications to federal or state deposit insurance requirements could increase the Bank's noninterest expense and adversely affect its results of operations, capital levels, or financial condition.

Compensation and risk management

Under regulatory guidance applicable to banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

We are also subject to other rules regarding our compensation practices, including the "say-on-pay" and say-on-golden-parachute" requirements of the Dodd-Frank Act and the requirement to have an independent compensation committee, and the requirement to adopt policies mandating the clawback of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement. The Company's current clawback policy is included in "Part IV- Item 15. Exhibits and Financial Statement Schedules- Exhibit 97" of this Report.

Community Reinvestment Act

The CRA and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. These regulations provide for regulatory assessment of a bank's record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank's performance under the CRA. The federal banking agencies consider a bank's CRA rating when a bank submits an application to establish banking centers, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the CRA performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay, block or impose conditions on the transaction. The Bank received a satisfactory rating on its most recent CRA assessment.

In October 2023, the federal banking regulators issued a joint final rule to substantially revise how an insured depository institution's CRA performance is evaluated. On July 18, 2025 the federal banking regulators issued a joint proposal to rescind the 2023 rule and reimplement the prior CRA regulations adopted in 1995, the rule has not been finalized at this time.

Anti-money laundering and economic sanctions

Federal anti-money laundering rules impose various requirements on financial institutions intended to prevent the use of the U.S. financial system to fund terrorist activities. These provisions include a requirement that financial institutions operating in the United States have anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations. The Bank has established policies and procedures to ensure compliance with federal anti-money laundering laws and regulations.

Privacy and data security

The Bank is subject to regulations implementing the privacy protection provisions of GLBA. These regulations require the Bank to disclose its privacy policy, including identifying with whom it shares "nonpublic personal information," to customers at the time of establishing the customer relationship and annually thereafter. The regulations also require the Bank to provide its customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, to the extent its sharing of such information is not covered by an exception, the Bank is required to provide its customers with the ability to "opt-out" of having the Bank share their nonpublic personal information with unaffiliated third-parties.

The Bank is subject to regulatory guidelines establishing standards for safeguarding customer information. The guidelines describe the federal bank regulatory agencies' expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards are intended to ensure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third-parties in the provision of financial services.

The federal bank regulatory agencies place reporting requirements on banks and banking service providers that experience cybersecurity incidents. Under this rule, banks must report these incidents within 36 hours to their primary federal regulator. In addition, banks are required to inform customers of any computer security incidents lasting more than four hours.

Consumer laws and regulations

We are subject to a broad array of federal and state laws designed to protect consumers in connection with our lending activities, including the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, and, in some cases, their respective state law counterparts. The CFPB has broad regulatory, supervisory and enforcement authority over our offering and provision of consumer financial products and services under these laws.

We have established numerous controls and procedures designed to ensure that we fully comply with lending and other consumer protection laws, both federal and state, as they are currently interpreted (which interpretations are subject to change by the CFPB). In addition, our employees undergo at least annual training to ensure that they remain aware of consumer protection laws and the activities mandated, or prohibited, thereunder.

Mortgage regulation

In addition to the consumer laws and regulations above, the Dodd-Frank Act also imposes specific duties on mortgage lenders, including a duty to determine the borrower's ability to repay the loan, and imposed a requirement on mortgage securitizers to retain a minimum level of economic interest in securitized pools of certain mortgage types.

Interchange fees

The Dodd-Frank Act also included provisions (known as the "Durbin Amendment"), which restrict interchange fees to those which are "reasonable and proportionate" for certain debit card issuers and limits the ability of networks and issuers to restrict debit card transaction routing. In the final rules, interchange fees for debit card transactions were capped at $0.21 plus five basis points (plus $0.01 for fraud loss) in order to be eligible for a safe harbor such that the fee is conclusively determined to be reasonable and proportionate. These restrictions are implemented by the Federal Reserve through Regulation II and generally apply to debit card issuers with consolidated assets of $10 billion or more, while smaller issuers are exempt from the interchange fee cap.

The Durbin Amendment also requires that debit card transactions be enabled for routing over at least two unaffiliated payment card networks, including for certain card-not-present transactions, which may limit network exclusivity arrangements and affect transaction processing costs and revenue. Ongoing regulatory proposals, supervisory guidance, or litigation related to Regulation II could further modify interchange fee standards or routing requirements, which could adversely affect noninterest income derived from debit card transactions.

Regulatory enforcement authority

Federal and state banking laws grant substantial enforcement powers to federal and state regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue consent or removal orders and to initiate injunctive actions against banking organizations and "institution-affiliated parties," such as management, employees and agents. In general, these enforcement actions may be initiated for violations of laws, regulations and orders of regulatory authorities, or unsafe or unsound practices. Other actions or inactions, including filing false, misleading or untimely reports with regulatory authorities, may provide the basis for enforcement action. When issued by a banking regulator, consent and similar orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A bank may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions determined to be appropriate by the ordering regulatory agency. Regulatory enforcement actions, even if resolved without material penalties, may result in increased compliance costs, operational restrictions, reputational harm, or limitations on strategic initiatives, any of which could adversely affect our business, financial condition, or results of operations.

Future legislative developments

Various legislative acts are from time to time introduced in Congress and the Tennessee legislature. This legislation may change banking statutes and the environment in which we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations and interpretations with respect thereto, would have on our financial condition or results of operations.

The regulatory environment for the financial services industry continues to evolve. The current presidential administration and members of Congress have expressed interest in reviewing aspects of existing financial services regulation, including elements of the Dodd-Frank Act and other federal banking laws, as well as the structure and activities of certain regulatory agencies, including the CFPB. In addition, changes in leadership at federal banking agencies may influence regulatory focus, supervisory practices, and enforcement approaches. These developments are part of the ongoing regulatory framework within which the Company operates.

Available Information

Our website address is www.firstbankonline.com. We file or furnish to the Securities Exchange and Commission Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and Annual Reports to shareholders, and from time to time, amendments to these documents and other documents called for by the SEC. The reports and other documents filed with or furnished to the SEC are available to investors on or through our website at https://investors.firstbankonline.com under the heading "Stock & Filings" and then under "SEC Filings." These reports are available on our website free of charge as soon as reasonably practicable after we electronically file them with the SEC.

In addition to our website, the SEC maintains an internet site that contains our reports, proxy and information statements and other information we file electronically with the SEC at https://www.sec.gov.

ITEM 1A - Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including, but not limited to, the material risks described below. Many of these risks are beyond our control although efforts are made to manage and mitigate those risks while simultaneously optimizing operational and financial results. The occurrence of any of the following risks, as well as risks of which we are currently unaware or currently deem immaterial, could materially and adversely affect our assets, business, cash flows, condition (financial or otherwise), liquidity, prospects, results of operations and the trading price of our common stock. It is impossible to predict or identify all such factors and, as a result, you should not consider the following factors to be a complete discussion of the risks, uncertainties and assumptions that could materially and adversely affect our assets, business, cash flows, condition (financial or otherwise), liquidity, prospects, results of operations and the trading price of our common stock.

In addition, certain statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled "Cautionary note regarding forward-looking statements" included in this Annual Report.

CREDIT AND LOAN RISK

The majority of our assets are loans, which if not repaid would result in losses to the Bank.

Making any loan involves various risks, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. Our credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to our loan portfolio. If the overall economic climate, including employment rates, real estate markets, interest rates and general economic growth, in the United States, generally, or our markets, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the levels of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for loan losses, which would cause our net income and return on equity to decrease.

We maintain an allowance for credit losses, which is a reserve established through a provision for credit losses charged to expense, which represents the portion of the loan's amortized cost basis that we do not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions considering macroeconomic forecasts. In addition, we record a reserve for unfunded commitments, considering the same items included in the allowance for credit losses with the addition of expected funding. Management's determination of the appropriateness of the allowance and reserve for unfunded commitments is based on periodic evaluation of the loan portfolio, lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses and/or the reserve for unfunded commitments. The model is sensitive to changes in macroeconomic forecasts and incorporates management judgment. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

The application of the purchase method of accounting in our acquisitions (and any future acquisitions) also will affect our allowance for credit losses. We are required to determine whether purchased loans held for investment have experienced more-than-insignificant deterioration in credit quality since origination. Loans that have experienced this level of deterioration in credit quality are subject to special accounting at initial recognition. We initially measure the amortized cost of a purchase credit deteriorated loan by adding the acquisition date estimate of expected credit losses to the loan's purchase price (i.e. the "gross up" approach). If we have underestimated credit losses at recognition, we will incur additional expense in our provision for credit losses to maintain an appropriate level of allowance for credit losses on those loans.

In addition, bank regulators periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. Furthermore, if charge-offs in future periods exceed the allowance for credit losses, we will need additional provisions to increase the allowance for credit losses. Any increases in the allowance for credit losses will result in a decrease in net income and capital and may have a material adverse effect on our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

As of December 31, 2025, approximately 77% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. This includes collateral consisting of income producing and residential construction properties, which properties tend to be more sensitive to general economic conditions and downturns in real estate markets. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio and could result in losses that would adversely affect credit quality and our financial condition or results of operations. These adverse changes could significantly impair the value of property pledged as collateral to secure the loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. If real estate values decline, it is also more likely that we would be required to increase our allowance for credit losses. Thus, declines in the value of real estate collateral could adversely affect our financial condition, results of operations or cash flows.

Weakness in residential real estate market prices, weakness in demand, or increases in building costs could result in a volatile environment including price reductions in home and land values adversely affecting the value of collateral securing some of the construction and development loans that we hold. Should we experience the return of adverse economic and real estate market conditions similar to those we experienced from 2008 through 2010 we may again experience increases in non-performing loans and other real estate owned, increased losses and expenses from the management and disposition of non-performing assets, increases in provision for credit losses, and increases in operating expenses as a result of the allocation of management time and resources to the collection and work out of loans, all of which would negatively impact our financial condition and results of operations.

We are subject to lending concentration risks.

Our exposure to commercial real estate (both owner-occupied and non-owner occupied), commercial and industrial, and construction loans expose us to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate. Additionally, these types of loans also often involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure. As of December 31, 2025, the following loan types accounted for the stated percentages of our loan portfolio: commercial real estate (both owner-occupied and non-owner occupied) - 40%; commercial and industrial - 18%; and construction - 10%.

Non-owner occupied commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties. These loans also involve greater risk because they generally are not fully amortizing over the loan period, and therefore have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner. In addition, banking regulators have been giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans depreciate over time, are difficult to appraise and liquidate, and fluctuate in value based on the success of the business.

Risk of loss on a construction loan depends largely upon whether our initial estimate of the property's value at completion of construction or development equals or exceeds the cost of the property construction or development (including interest), the availability of permanent take-out financing and the builder's ability to sell the property. During the construction or development phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by foreclosure on collateral.

Commercial real estate loans, commercial and industrial loans, and construction loans are more susceptible to a risk of loss during a downturn in the business cycle due to the vulnerability of these sectors during a downturn. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans. We also make both secured and unsecured loans to our commercial customers. Unsecured loans generally involve a higher degree of risk of loss than secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers' businesses. Because of this lack of collateral, we are limited in our ability to collect on defaulted unsecured loans. Further, the collateral that secures our secured commercial and industrial loans typically includes inventory, accounts receivable and equipment, which usually have a value that is insufficient to satisfy the loan without a loss if the business does not succeed. Our loan concentration in these sectors and their higher credit risk could lead to increased losses on these loans, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our ability to grow our loan portfolio may be hampered.

Our ability to grow our loan portfolio could be limited by, among other reasons, economic conditions, competition in our markets, our ability to hire and train experienced or successful bankers, our ability to generate the deposits needed to grow loan assets, or the drain on liquidity and available deposits that the banking industry has experienced and may continue to experience.

MARKET AND INTEREST RATE RISK

Difficult or volatile market conditions in the national financial markets, the U.S. economy generally, or our markets in particular may adversely affect our lending activity or other businesses, as well as our financial condition.

Our business and financial performance are vulnerable to weak economic conditions in the financial markets and economic conditions generally and specifically in our markets, the principal market in which we conduct business. A deterioration in economic conditions in our primary market areas could result in increased loan delinquencies, foreclosures, and write-downs of asset values, lower demand for our products and services, reduced low cost or noninterest-bearing deposits, and intangible asset impairment. Additionally, difficult market conditions may lead to a deterioration in the value of the collateral for loans made by us, especially real estate, which could reduce our customers' ability to repay outstanding loans and reduce the value of assets associated with our existing loans. Additional issues surrounding weakening economic conditions and volatile markets that could adversely impact us include increased industry regulation and downward pressures on our stock price.

We conduct our banking operations primarily in Tennessee. As of December 31, 2025, approximately 55% of our loans and approximately 62% of our deposits were made to borrowers or received from depositors who live and/or primarily conduct business in Tennessee. Therefore, our success will depend in large part upon the general economic conditions in this area. This geographic concentration imposes risks from lack of geographic diversification, as adverse economic developments in Tennessee (including the Nashville MSA, our largest market), among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans, reduce the value of our loans and loan servicing portfolio, reduce the value of the collateral securing our loans and reduce the amount of our deposits.

Any regional or local economic downturn that affects Tennessee or existing or prospective borrowers, depositors or property values in this area may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically concentrated.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference, or spread, between interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities may fluctuate. This may cause decreases in our spread and may adversely affect our earnings and financial condition. Interest rates are highly sensitive to many factors including, without limitation: the rate of inflation; economic conditions; federal monetary policies; and stability of domestic and foreign markets.

Although we have implemented strategies which are designed to reduce the potential effects of changes in interest rates on our net interest income, these strategies may not always be successful. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest income and our net interest margin, asset quality, loan and lease origination volume, liquidity or overall profitability. Additionally, changes in interest rates can adversely affect the origination of mortgage loans held for sale and resulting mortgage banking revenues.

The performance of our investment securities portfolio is subject to fluctuation due to changes in interest rates and market conditions, including credit deterioration of the issuers of individual securities.

Changes in interest rates may negatively affect both the returns on and fair value of our investment securities. Interest rate volatility can reduce unrealized gains or increase unrealized losses in our portfolio. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic and political issues, and other factors beyond our control. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions. These occurrences could materially and adversely affect our net interest income or our results of operations.

We may be materially and adversely affected by the creditworthiness and liquidity of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional customers. Many of these transactions expose us to credit risk in the event of a default by, or questions or concerns about the creditworthiness of a counterparty or client, or concerns about the financial services industry generally. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on us.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

The current administration has imposed, and continues to consider, tariffs and other trade restrictions on imports from certain U.S. trading partners, including Canada, Mexico, and China. These actions have led, and may continue to lead, to negotiations, delays, modifications, or suspensions of certain tariffs, as well as the threat or implementation of retaliatory measures by affected countries. The scope, timing, and ultimate impact of these trade actions remain uncertain and subject to change based on ongoing political, economic, and diplomatic developments.

The above and other potential tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, it remains unclear what the U.S. government or trading partners will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition.

The current administration has begun to implement significant changes to the size and scope of the federal government to achieve stated goals including reducing the federal budget deficit and national debt, improving the efficiency of government operations, and promoting innovation and economic growth. To date, these efforts have been carried out through a mix of executive actions aimed at eliminating or modifying federal agency and federal program funding, reducing the size of the federal workforce, reducing or altering the scope of activities conducted by, and possibly eliminating, various federal agencies and bureaus, and encouraging the use of artificial intelligence and other advanced technologies within the public and private sectors. If implemented, these changes may have varied effects on the economy that are difficult to predict. For instance, the delivery of government services and the distribution of federal program funds and benefits may be disrupted or, in some cases, eliminated as a result of funding cuts or recasting of federal agency mandates. Further, a substantial reduction of the federal workforce could adversely affect regional and local economies, both directly and indirectly, in geographies with significant concentrations of federal employees and contractors. It is possible that the velocity of such comprehensive changes to the federal government may be materially adverse to the regional and local economies where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations.

LIQUIDITY RISK

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition or results of operations.

We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities to ensure that we have adequate liquidity to fund our operations. In addition to our traditional funding sources, we also may borrow funds from third-party lenders or issue equity or debt securities to investors. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition or results of operations.

Our liquidity position may be adversely affected by changes in depositor behavior, including increased sensitivity to interest rates, the concentration of larger or uninsured deposits, and the ability of customers to initiate and complete funds transfers rapidly using digital banking platforms and other electronic channels. Our deposit base includes customers whose balances may be more sensitive to market conditions or broader perceptions of banking-sector stability and whose funds may be withdrawn with little or no advance notice. Negative publicity or stress affecting the banking industry generally, regardless of our financial condition, could result in deposit outflows, increased funding costs, or reduced access to traditional or wholesale funding sources. Although we maintain contingency funding plans and liquidity buffers designed to address potential stress scenarios, these plans are based on assumptions that may not prove accurate in all circumstances, and our liquidity resources may be insufficient in the event of rapid or sustained deposit withdrawals or prolonged market disruption.

Failure to address the federal debt ceiling in a timely manner, downgrade of the U.S. credit rating, and uncertain credit and financial market conditions may affect the stability of securities issued or guaranteed by the federal government, which may adversely affect the valuation or liquidity of our investment securities portfolio and increase future borrowing costs.

As a result of uncertain political, credit and financial market conditions, including the potential consequences of the federal government defaulting on its obligations for a period of time due to federal debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. Downgrades to the U.S. credit rating could affect the stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio of such investment securities, and could result in our counterparties requiring additional collateral for our borrowings. Further, unless and until U.S. political, credit and financial market conditions have been sufficiently resolved or stabilized, it may increase our future borrowing costs.

MORTGAGE BANKING RISK

Our mortgage revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market.

The success of our mortgage segment is dependent upon our ability to originate loans and sell them to investors. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. As the mortgage industry experienced in 2023, mortgage production, especially refinancing activity, declines when interest rates rise. Our mortgage origination volume could be materially and adversely affected by rising interest rates.

Because we sell a substantial portion of the mortgage loans we originate, the profitability of our mortgage banking business also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. If interest rates rise, we expect increasing industry-wide competitive pressures related to changing market conditions to reduce pricing margins and mortgage revenues generally. If our level of mortgage production declines, our continued profitability will depend upon our ability to further reduce our costs. If we are unable to do so, our continued profitability may be materially and adversely affected.

In 2025, we sold nearly all of the $1.38 billion of mortgage loans held for sale that we closed. When mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers about the mortgage loans and the manner in which they were originated. We may be required to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach certain representations or warranties in connection with the sale of such loans. If repurchase and indemnity demands increase, such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations or financial condition may be materially and adversely affected.

The value of our mortgage servicing rights asset is subjective by nature and may be vulnerable to inaccuracies or other events outside our control.

The value of our mortgage servicing rights asset can fluctuate. Particularly, the asset could decrease in value if prepayment speeds, delinquency rates, or the cost to service increases or overall values decrease causing a lack of liquidity of MSRs in the market. Similarly, the value may decrease if interest rates decrease or change in a non-parallel manner or are otherwise volatile, all of which are mostly out of the Bank's control. We must use estimates, assumptions and judgments when valuing this asset. An inaccurate valuation, or changes to the valuation due to factors outside of our control, could inhibit our ability to realize the full value of this asset. As a result, our balance sheet may not precisely represent the fair market value of this and other financial assets.

Our business model is materially dependent on U.S. government-sponsored entities and government agencies, and any changes in these entities, their current roles or the leadership at such entities or their regulators could materially and adversely affect our business, financial condition, liquidity and results of operations.

Our ability to generate revenues through mortgage loan sales depends on programs administered by Government-Sponsored Enterprises, such as Fannie Mae and Freddie Mac, government agencies, including Ginnie Mae, and others that facilitate the issuance of mortgage-backed securities in the secondary market. Presently, a significant portion of the newly originated loans that we originate directly with borrowers qualify under existing standards for inclusion in MBS issued by Fannie Mae or Freddie Mac or guaranteed by Ginnie Mae. A number of legislative proposals have been introduced in recent years that would wind down or phase out the GSEs. It is not possible to predict the scope and nature of the actions that the U.S. government will ultimately take with respect to the GSEs. Any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and their regulators or the U.S. federal government, and any changes in leadership at these entities, could adversely affect our business and prospects. Any discontinuation of, or significant reduction in, the operation of Fannie Mae or Freddie Mac or any significant adverse change in their capital structure, financial condition, activity levels in the primary or secondary mortgage markets or in underwriting criteria could materially and adversely affect our business, financial condition, liquidity and results of operations.

Elimination of the traditional roles of Fannie Mae and Freddie Mac, or any changes to the nature or extent of the guarantees provided by Fannie Mae and Freddie Mac or the fees, terms and guidelines that govern our selling and servicing relationships with them, could also materially and adversely affect our ability to sell and securitize loans through our loan production segment, and the performance, liquidity and market value of our investments. Moreover, any changes to the nature of the GSEs or their guarantee obligations could redefine what constitutes an Agency MBS and could have broad adverse implications for the market and our business, financial condition, liquidity and results of operations.

Decreased residential mortgage origination volume and pricing decisions of competitors may adversely affect our profitability.

Our mortgage operation originates, sells and services residential mortgage loans. Changes in interest rates, housing prices, applicable government regulations and pricing decisions by our loan competitors may adversely affect demand for our residential mortgage loan products, the revenue realized on the sale of loans, the revenues received from servicing such loans for others and, ultimately, reduce our net income. New regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we utilize to sell mortgage loans may increase costs and make it more difficult to operate a residential mortgage origination business. Our revenue from the mortgage banking business was $52.4 million in 2025. This revenue could significantly decline in future periods if interest rates were to rise and the other risks highlighted in this paragraph were realized, which may adversely affect our profitability.

We may incur costs, liabilities, fines and other sanctions if we fail to satisfy our mortgage loan servicing obligations.

We act as servicer for approximately $9.59 billion of mortgage loans owned by third-parties as of December 31, 2025. As a servicer for those loans, we have certain contractual obligations to third-parties. If we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, causing us to lose servicing income. For certain investors and/or transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for origination errors with respect to the loan. If we have increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer, or if we have increased loss severity on such repurchases, we may have a significant reduction to net servicing income within our mortgage banking noninterest income. In addition, we may be subject to fines and other sanctions imposed by federal or state regulators as a result of actual or perceived deficiencies in our foreclosure practices. Any of these actions may harm our reputation or negatively affect our residential lending or servicing business and, as a result, our profitability.

LEGAL, REGULATORY AND COMPLIANCE RISK

We are subject to significant government regulation and supervision.

The Company and the Bank are subject to extensive federal and state regulation and supervision by the Federal Reserve, TDFI, the FDIC, and the CFPB, among others, the primary focus of which is to protect customers, depositors, the deposit insurance fund and the safety and soundness of the banking system as a whole, and not shareholders. The quantity and scope of applicable federal and state regulations may place banks at a competitive disadvantage compared to less regulated competitors such as financial technology companies, finance companies, credit unions, mortgage banking companies and leasing companies. These laws and regulations apply to almost every aspect of our business, and affect our lending practices and procedures, capital structure, investment activities, deposit gathering activities, our services and products, risk management practices, dividend policy and growth, including through acquisitions.

Legislation and regulation with respect to our industry has increased in recent years. In addition, the interpretation, application and supervisory implementation of existing laws and regulations continue to evolve, and regulatory priorities may shift over time. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, or the issuance of new supervisory guidance, could affect us in substantial and unpredictable ways, and could subject us to additional costs, restrict our growth, limit the services and products we may offer or limit the pricing of banking services and products. While federal banking regulators have indicated an increased focus on tailoring supervision and prioritizing matters presenting material financial or legal risk, there can be no assurance that such efforts will reduce regulatory burden or supervisory scrutiny applicable to us. In addition, establishing systems and processes to achieve compliance with laws and regulation increases our costs and could limit our ability to pursue business opportunities.

If we receive less than satisfactory results on regulatory examinations, we could be subject to damage to our reputation, significant fines and penalties, requirements to increase compliance and risk management activities and related costs and restriction on acquisitions, new locations, new lines of business, or continued growth. Regulatory examination standards, supervisory methodologies and enforcement priorities may change over time, including in ways that increase expectations for documentation, data governance, third-party risk management, and internal controls. Future changes in federal and state banking could adversely affect our operating results and ability to continue to compete effectively. For example, the Dodd-Frank Act and related regulations, including the Home Mortgage Disclosure Act, subject us to additional restrictions, oversight and reporting obligations, which have significantly increased costs. Certain Dodd-Frank Act rulemakings and related regulations have been subject to reconsideration, delay, rescission, or legal challenge, creating additional regulatory uncertainty and compliance risk over the last several years, state and federal regulators have focused on enhanced risk management practices, mortgage law and regulation, compliance with the Bank Secrecy Act and anti-money laundering laws, data integrity and security, use of service providers, and fair lending and other consumer protection issues, which has increased our need to build additional processes and infrastructure. Government agencies charged with adopting and interpreting laws, rules and regulations, may do so in an unforeseen manner, including in ways that potentially expand the reach of the laws, rules or regulations more than initially contemplated or currently anticipated. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof. Compliance with such current and potential regulation and scrutiny could significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner. Our success depends on our ability to maintain compliance with both existing and new laws and regulations..

Applicable laws and regulations restrict both the ability of the Bank to pay dividends to us and our ability to pay dividends to our shareholders.

The Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends. In addition, the Federal Reserve has the authority to prohibit bank holding companies from engaging in unsafe or unsound practices in conducting their business. These federal and state laws, regulations and policies are described in greater detail in "Business: Supervision and regulation: Regulation of the Company and the Bank: Restrictions on dividends" and generally consider previous results and net income, capital needs, asset quality, existence of enforcement or remediation proceedings, and overall financial condition in determining whether a dividend payment is appropriate. State banking regulators, including the Tennessee Department of Financial Institutions, also have discretion to impose requirements or limitations affecting capital, liquidity, and dividend capacity. For the foreseeable future, the majority, if not all, of our revenue will be from any dividends paid to us by the Bank. Accordingly, our ability to pay dividends also depends on the ability of the Bank to pay dividends to us. Further, the present and future dividend policy of the Bank is subject to the discretion of the Board of Directors. We cannot guarantee that we or the Bank will be permitted by financial condition or applicable regulatory restrictions to pay dividends, that the Board of Directors will elect to pay dividends to us, or the timing or amount of any dividend actually paid. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Dividends." If we do not pay dividends, market perceptions of our common stock may be adversely affected, which could in turn create downward pressure on our stock price.

As the parent company of the Bank, the Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires us to act as a source of strength to the Bank and to commit capital and financial resources to support the Bank. This support may be required at times when we might otherwise determine not to provide it. In addition, if we commit to a federal bank regulator that we will maintain the capital of the Bank, whether in response to the Federal Reserve's invoking its source-of-strength authority or in response to other regulatory measures, that commitment will be assumed by a bankruptcy trustee and, as a result, the Bank will be entitled to priority payment in respect of that commitment, ahead of our other creditors. Thus, any borrowing that must be done by us in order to support the Bank may adversely impact our cash flow, financial condition, results of operations or prospects.

Our financial condition may be affected negatively by the costs of litigation.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. From time to time, and particularly during periods of economic stress, customers may make claims or otherwise take legal action pertaining to performance of our responsibilities. These claims are often referred to as "lender liability" claims. In addition, changes in federal and state consumer protection, fair lending, and anti-discrimination laws, including state laws governing access to financial services, may increase the risk of litigation, regulatory investigations, or enforcement actions. Whether customer claims and legal action related to the performance of our responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a favorable manner, they may result in significant financial liability and/or adversely affect our market perception, products and services, as well as potentially affecting customer demand for those products and services. In many cases, we may seek reimbursement from our insurance carriers to cover such costs and expenses. These claims, as well as supervisory and enforcement actions by our regulators could involve large monetary claims, capital directives, regulatory agreements and directives and significant defense costs. The outcome of any such cases or actions is uncertain. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition or results of operations.

TECHNOLOGY AND OPERATIONAL RISKS

We rely on third-party vendors to provide services that are integral to the operation of our business.

We depend on a range of third-party service providers that are integral to the operation of our business. These vendors service our mortgage loan business, provide critical core systems' processing services, essential web hosting and other internet systems, and deposit processing services. If these service providers fail to perform servicing duties or perform those duties inadequately, we could experience a temporary interruption in our business, sustain credit losses on our loans and/or incur additional costs to obtain a replacement servicer. There can be no assurance that a replacement servicer could be retained in a timely manner or at a similar cost.

Being able to maintain these relationships on favorable terms is not guaranteed. In addition, some of our data processing services are provided by companies associated with our competitors. The loss of these vendor relationships could disrupt the services we provide to our customers and cause significant expenses to replace these services. Our operations could be significantly disrupted if third-party service providers experienced their own difficulties, or terminate their services. If an interruption were to continue for a significant period, our business' financial condition and operations could be adversely affected, perhaps materially. Assuming we were able to replace third-party service providers, it may be at a higher cost. For example, if we experienced issues with our mortgage servicing provider it could result in a range of critical issues including; servicing rights becoming terminated, repurchasing of mortgage loans, and/or reimbursements to investors.

Additionally, we utilize many vendors that provide services to support our operations, including the storage and processing of sensitive consumer and business customer data. A cyber security breach of a vendor's system may result in theft and/or unavailability of our data or disruption of business processes. We could be liable to our customers for losses arising from a breach of a vendor's data security system. We rely on outsourced service providers to implement and maintain prudent cyber security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems. However, these procedures are not infallible, and a vendor's system can be breached despite the procedures we employ.

The rise of artificial intelligence and generative AI presents risks to our operations, controls, and compliance.

We make limited use of artificial intelligence technologies, including generative AI, and do not rely on them for core or mission-critical banking activities such as credit decisions, pricing, transaction approvals, or other essential functions. Our current use of AI is confined to controlled, non-critical administrative or productivity-support purposes, such as research assistance, drafting, and data summarization. In addition, AI functionality may be embedded in certain third-party software and services we use.

Even limited use of AI technologies exposes us to operational, regulatory, cybersecurity, third-party, and reputational risks. AI-enabled tools may produce inaccurate, incomplete, biased, or misleading outputs that can be difficult to validate or explain. If AI-generated information is relied upon without appropriate human oversight, it could result in operational errors, weakened internal controls, customer harm, or regulatory or compliance issues, including fair lending or consumer protection concerns.

AI technologies may also increase cybersecurity, data privacy, intellectual property, and confidentiality risks. AI tools can enable more sophisticated fraud, phishing, impersonation, or other cyber threats, and the processing of sensitive or proprietary information through AI-enabled systems—particularly those operated by third parties—may increase the risk of unauthorized disclosures, data breaches, or privacy violations.

We are also exposed to risks arising from third-party vendors that incorporate AI or automated technologies into their products or services, even where we do not directly control such functionality. Vendor failures, misuse, bias, or regulatory noncompliance could disrupt our operations, expose us to supervisory scrutiny, or require us to modify or discontinue certain services, potentially at significant cost.

The legal and regulatory framework governing AI and automated technologies is rapidly evolving. Federal and state banking regulators are increasingly applying existing principles relating to governance, model risk management, fairness, and explainability to AI-enabled systems, and new laws, regulations, or supervisory expectations could require additional controls, documentation, oversight, or training, increase compliance costs, or limit permissible uses of AI. Regulators have also cautioned against overstating AI capabilities or benefits.

If we are unable to effectively manage these risks or adapt to evolving regulatory and supervisory expectations, our business, financial condition, results of operations, or reputation could be adversely affected.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems, and strategies, that are designed to manage the types of risk to which we are subject, including, among others, credit, price, liquidity, interest rate and compliance risks. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially and adversely affected.

System failure or breaches of our network security, including cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation among other liabilities.

The computer systems and network infrastructure we, and our vendors, use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event. Additionally, security breaches, denial of service attacks, viruses, ransomware, and other disruptive problems caused by cyber criminals. Any damage or failure that causes breakdowns or disruptions in our client relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.

Compromised computers, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our network infrastructure. A cybersecurity breach of our information systems could lead to fraudulent activity such as identity theft, losses on the part of our banking customers, additional security costs, negative publicity and damage to our reputation and brand. In addition, our customers could be subject to scams that may result in the release of sufficient information concerning themselves or their accounts to allow unauthorized access to their accounts or our systems (e.g., "phishing" and "smishing"). Claims for compensatory or other damages may be brought against us because of a breach of our systems or fraudulent activity. If we are unsuccessful in defending against such resulting claims, we may be forced to pay damages, which could materially and adversely affect our financial condition and results of operations.

Information security risks have generally increased in recent years in part because of the proliferation of new technologies, use of the internet and telecommunications technologies to conduct financial transactions, increase in remote working, and the increased sophistication and activities of organized crime, hackers, nation state supported organizations, terrorists, and other external parties. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target. We may be unable to anticipate these techniques or to implement adequate preventative measures. Further, computer viruses or malware could infiltrate our systems and disrupt our delivery of services making our applications unavailable. Although we utilize several preventative and detective security controls in our network, they may be ineffective in preventing computer viruses or malware that could damage our relationships with our merchant customers, cause a decrease in transactions by individual cardholders, or cause us to be in non-compliance with applicable network rules and regulations. In addition, a significant incident of fraud or an increase in fraud levels generally involving our products could result in reputational damage to us, which could reduce the use of our products and services. Such incidents of fraud could also lead to regulatory intervention, which could increase our compliance costs. Compliance with the various complex laws and regulations is costly and time consuming, and failure to comply could have a material adverse effect on our business. Additionally, increased regulatory requirements on our services may increase our costs, which could materially and adversely affect our business, financial condition and results of operations. Accordingly, account data breaches and related fraudulent activity could have a material adverse effect on our future growth prospects, business, financial condition and results of operations.

Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. Although we believe we have robust information security procedures and controls, our encryption software, systems, vendors, and our customers' devices themselves may become the target of cyber-attacks or information security breaches. Such events could result in the unauthorized release, gathering, monitoring, misuse, unavailability, loss, or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We are under continuous threat of loss due to organized cyber-attacks involving unauthorized access, computer hackers, computer viruses, malicious code, and other security problems and system disruptions as we continue to expand client capabilities to utilize internet and other remote channels to transact business. We have invested and intend to continue to devote significant resources to the security of our computer systems, but they may still be vulnerable to these threats. A user who circumvents security measures can misappropriate confidential or proprietary information, including information regarding us, our personnel and/or our clients, or cause interruptions or malfunctions in operations. The occurrence of any cyber-attack or information security breach could result in significant potential liabilities to customers and other third-parties, reputational damage, the disruption of our operations and regulatory concerns, all of which could materially and adversely affect our business, financial condition or results of operations. The harm to our business could be even greater if such an event occurs during a period of disproportionately heavy demand for our products or services or traffic on our systems or networks.

The financial services industry is undergoing rapid technological changes and we may not have the resources to implement new technology to stay current with these changes.

In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the technological needs of our customers that will satisfy client demands for convenience in addition to providing secure electronic environments. The financial services industry is experiencing rapid and significant technological change, including developments in digital banking platforms, payment systems, data analytics, artificial intelligence, automation, and distributed-ledger or blockchain-based technologies. As we continue to grow and expand our market area, part of our growth strategy is to focus on expanding market share and product offerings through partnerships with financial technology companies that will supplement our existing offerings, such as blockchain-based products and/or financial solutions supported by artificial intelligence. These technological advances are intended to allow us to acquire new customers and generate additional core deposits at a lower cost. However, the development, implementation, integration, and oversight of new technologies and third-party solutions involve significant costs, operational complexity, and risk, including heightened regulatory expectations related to third-party risk management, data governance, cybersecurity, model risk management, and consumer protection.

Many of our larger competitors have substantially greater resources to invest, and have invested significantly more than us, in technological improvements. As a result, they may be able to offer additional or more convenient products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers, which could impair our growth and profitability.

The nature of technology-driven disruption to our industry is changing, in some cases seeking to displace traditional financial service providers rather than merely enhancing traditional services or their delivery.

Technological innovation has expanded the overall market for banking services while siphoning a portion of the revenues from those services away from banks and disrupting prior methods of delivering those services. Certain recent innovations, however, may tend to replace traditional banks as financial service providers rather than merely augment those services. Similarly, innovations based on blockchain technology eventually may be the foundation for enhancing transactional security and facilitating payments throughout the banking industry, but also may over time reduce the need for banks as secure deposit-keepers and intermediaries. Other innovations, including alternative payment systems, digital wallets, and non-bank financial platforms, may further reduce the role of banks as intermediaries in certain financial transactions.

To thrive as our industry continues to change, we may need to embrace technological evolution and innovations and redefine the customs of a traditional bank, while also maintaining our commitment to our community banking approach. As a result, this type of transition creates implementation risk. This transition involves significant execution and implementation risk, including risks related to customer adoption, system reliability, regulatory compliance, cybersecurity, data privacy, and operational resilience.

In this process, it is and will continue to be critical that we understand and appreciate our clients' experiences interacting with us and our systems, including those clients who desire traditionally-delivered services provided through our community-banking model, those who seek and embrace the latest innovations, and those who want services to be convenient, personalized, and understandable. Our inability to effectively manage these risks or adapt to ongoing technological change could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to certain operational risks, including, but not limited to, client or employee fraud.

Employee errors and employee and client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence. Check fraud perpetrated by others who are not employees or clients could also result in financial losses. We maintain a system of internal controls and insurance coverage to mitigate against these operational risks. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition, or results of operations.

We rely heavily upon information supplied by third-parties, including information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans we originate, as well as the terms of those loans. If any such data is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms we would not have extended.

The impact of widespread health emergencies, catastrophic events, natural disasters, or severe weather events adversely affect our business, financial condition, liquidity, and results of operations.

A significant portion of our business is in the Southeast and includes areas which are susceptible to weather-related events such as tornadoes, floods, droughts, and fires. Pandemics may impact global, national, and/or local economies, disrupt global supply chains, or create significant volatility and disruption in financial markets. A significant portion of our business is concentrated in geographic areas susceptible to these type of weather events. Such events can disrupt our operations and negatively affect our business and the economies in which we operate. These events may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients.

In addition, geopolitical matters such as international trade disputes, political unrest, cyber-attacks or campaigns, and slow growth in the global economy, as well as acts of terrorism, war, and other violence could result in disruptions in the financial markets or the markets that we serve. These negative events could have a material adverse effect on our results of operations or financial condition and may affect our ability to access capital.

STRATEGIC AND OTHER BUSINESS RISKS

Our strategy of pursuing acquisitions exposes us to risk.

We intend to pursue a strategy that includes acquisition and consolidation opportunities within our core markets and beyond. The market for any such acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and our standards. Acquisitions of financial institutions also involve operational risks and uncertainties, such as the time and expense associated with identifying and evaluating potential acquisition targets and negotiating terms or potential transactions, which could result in our attention being diverted from the operation of our existing business. Also, all acquisitions are subject to various regulatory approvals, and if we were unable to obtain such approvals for any reason, it would impair our ability to consummate acquisitions.

We have a shareholder who owns a significant portion of our stock and that shareholder's interests in our business may be different than our other shareholders.

The Estate of James W. Ayers, the estate of the Company's former Chairman, beneficially owns approximately 14% of our common stock. The shares held by the Estate are voted and controlled by the Estate's co-executors. As a result of this ownership position, the Estate may be able to influence the outcome of matters submitted to a vote of our shareholders, including the election of directors and the approval of significant corporate transactions, even if other shareholders believe such actions are not in their best interests.

The shareholder agreement entered into in connection with the Company's initial public offering, which previously provided Mr. Ayers with certain director designation and committee rights, terminated in accordance with its terms upon Mr. Ayers' death, and the Estate does not have any contractual rights to designate directors or committee members.

Notwithstanding the absence of such contractual rights, the concentration of ownership of our common stock may cause the interests of the Estate to differ from or conflict with the interests of our other shareholders. In addition, this concentration of ownership may adversely affect the trading price of our common stock to the extent investors perceive disadvantages in owning stock of a company with a significant shareholder.

We could be required to write down goodwill and other intangible assets.

At December 31, 2025, our goodwill and other identifiable intangible assets were $381.6 million. Under current accounting standards, if we determine goodwill or intangible assets are impaired because, for example, the acquired business does not meet projected revenue targets or credit losses are dramatically higher than anticipated, we are required to write down the carrying value of these assets. We conduct a review at least annually to determine whether goodwill is impaired. Our goodwill impairment evaluation indicated no impairment of goodwill for our reporting segments. We cannot provide assurance, however, that we will not be required to take an impairment charge in the future. Any impairment charge would have an adverse effect on our shareholders' equity and financial results and could cause a decline in our stock price.

GENERAL RISKS

We face strong competition from financial services companies and other companies that offer banking services.

We conduct our banking operations primarily in Tennessee, with our largest market being the Nashville MSA, which is a highly competitive banking market. Many of our competitors offer the same, or a wider variety of, banking services within our market areas, and we compete with them for the same customers. These competitors include banks with nationwide operations, regional banks and community banks. In many instances these national and regional banks have greater resources than we do, and the smaller community banks may have stronger ties in local markets than we do, which may put us at a competitive disadvantage. We also face competition from many other types of financial institutions, including thrift institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other internet-based companies offering financial services which enjoy fewer regulatory constraints and some may have lower cost structures. In addition, a number of out-of-state financial institutions have opened offices and solicit deposits in our market areas. Increased competition in our markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios, and our business, financial condition or results of operations may be adversely affected.

Further, a number of larger banks continue to enter the Nashville MSA, and we believe this trend will continue as banks look to gain a foothold in this growing market. This trend will likely result in greater competition in and may impair our ability to grow our share of our largest market.

Holders of our subordinated debentures have rights that are senior to those of our common shareholders.

We have supported a portion of our growth through the issuance of subordinated notes which are senior in rank to our shares of common stock. As a result, we must make payments on the subordinated notes before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the subordinated notes must be satisfied before any distributions can be made on our common stock.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement or acquire new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts. In acquiring, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although there is no guarantee that these new lines of business, products, product enhancements or services will be successful or that we will realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation and success of new lines of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operation.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete, through alternative methods and delivery channels, financial transactions that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds with an Internet-only bank, or with virtually any bank in the country through online or mobile banking. Consumers can also complete transactions such as purchasing goods and services, paying bills and/or transferring funds directly without the assistance of banks by transacting through non-bank enterprises or through the use of emerging payment technologies such as cryptocurrencies. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower-cost deposits as a source of funds could have an adverse effect on our financial condition, results of operations and liquidity.

We depend on the accuracy and completeness of information about customers.

In deciding whether to extend credit or enter certain transactions, we rely on information furnished by or on behalf of customers, including financial statements, credit reports, tax returns and other financial information. We may also rely on representations of those customers or other third-parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading personal information, financial statements, credit reports, tax returns or other financial information, including information falsely provided because of identity theft, could have an adverse effect on our business, financial condition and results of operations.

Negative publicity could impact our reputation.

Reputational risk is inherent in our business. Negative public opinion could adversely affect our ability to keep and attract customers and could expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual, alleged, or perceived conduct related to employees or banking practices. Such negative public opinion could ultimately impact our earnings and stock price.

Negative developments affecting the banking industry may erode client confidence in the banking system.

Any future bank failures like those experienced in 2023 or similar events may negatively impact client confidence in the safety and soundness of community banks and may generate market volatility among publicly traded bank holding companies and, in particular, community and regional banks. As a result, some clients have chosen, and may continue to choose, to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital, and results of operations. While the Treasury, the Federal Reserve, and the FDIC have historically taken action to ensure that depositors of failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that bank failures or bank runs will not occur in the future and, if they were to occur, they may have a material adverse impact on client and investor confidence in community and regional banks, negatively impacting our liquidity, capital, results of operations, and stock price.

ITEM 1B - Unresolved Staff Comments

None.

ITEM 1C- Cybersecurity

Cyber risk management and strategy

The Bank recognizes the critical importance of developing, implementing, assessing, and maintaining appropriate cybersecurity measures to safeguard information systems and protect the confidentiality, integrity, and availability of data. The Risk Committee of the Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks. The Chief Information Security Officer with experience in information technology and cybersecurity, is primarily responsible for implementing cyber risk mitigation strategies and is supported by a team of skilled professionals holding cybersecurity-related certifications.

To ensure the robustness of cybersecurity strategies, the Bank actively collaborates with external experts, including cybersecurity assessors, consultants, and auditors, who provide specialized knowledge and insights. These partnerships include regular audits, threat assessments, and consultations on security enhancements. The Bank's CISO regularly briefs the Risk Committee of the Board of Directors on cybersecurity and information security posture.

Cybersecurity risk management is integrated into the Bank's broader risk management framework to foster a company-wide culture of cybersecurity awareness. Key risk indicators, aligned with the Board-approved Statement of Risk Appetite, are reported quarterly to multiple management level committees and the Risk Committee of the Board of Directors. This process ensures timely communication and escalation of issues along with the required mitigation and remediation efforts related to cybersecurity risks.

Given the risks associated with third-party service providers, thorough assessments are conducted before engagement and ongoing monitoring is maintained to ensure compliance with organizational standards. Elements of the assessment include cyber, financial, reputational, compliance, legal, strategic and operational reviews. The Third-Party Risk Management department, reporting directly to our CISO, oversees this critical process.

To further strengthen the Bank's preparedness, cybersecurity insurance coverage is maintained with coverage levels periodically reviewed to ensure alignment with the risk appetite.

While robust cybersecurity measures have been implemented, the Bank has not experienced any material impacts from cybersecurity threats to date. This is not a guarantee that potential future events will be immaterial. The evolving nature of cyber threats means that new risks will emerge. These threats could potentially affect the Bank's business strategy, operations, or financial condition. For potential impacts of future threats, refer to "Item 1A - Risk Factors - Technology and Operational Risks."

Cybersecurity governance

The Bank has implemented a comprehensive set of information security policies, standards, and related training programs to promote awareness and prevention of cybersecurity risks. All employees are required to:

- Review and acknowledge the information security framework upon hiring.

- Formally review and understand updates to these policies.

- Complete annual training sessions addressing data privacy and security, password protection, internet use, social engineering risks, and other key cybersecurity topics.

These efforts ensure employees remain vigilant and informed about evolving threats and best practices.

The Bank's information security program undergoes rigorous internal and external auditing. The internal audit team and bank examiners conduct annual reviews to evaluate program's effectiveness and risk mitigation efforts. Additionally, external auditors assess specific components of the information security program as part of the annual financial statements audit. The program is designed in accordance with the National Institute of Standards and Technology guidelines and the Cyber Risk Institute Profile recommended by the American Bankers Association underscoring our commitment to maintaining a strong cybersecurity governance framework.

ITEM 2 - Properties

Our principal executive offices and FirstBank's main office are located at 1221 Broadway, Suite 1300 Nashville, Tennessee. We provide a comprehensive suite of commercial and consumer banking services to clients in select markets in Tennessee, Alabama, Kentucky, North Carolina and Georgia. As of December 31, 2025, our footprint included 90 full-service branches and 7 limited service branch locations serving markets across Tennessee, including Nashville, Chattanooga, Knoxville, Memphis, and Jackson in addition to Bowling Green, Kentucky, Columbus and Newnan, Georgia and Birmingham, Anniston, Huntsville, and Auburn, Alabama. Additionally, our banking services extend to community markets throughout our footprint. We also provide retail mortgage banking services utilizing our bank branch network and 12 mortgage banking offices strategically located throughout the southeastern United States. See "Item 1. Business – Our Markets" for more detail. We own 71 of these locations and lease our other locations, which include nearly all of our mortgage offices and our principal executive office. We believe that our offices and banking locations are suitable and adequate for our current business operations.

ITEM 3 - Legal Proceedings

Various legal proceedings to which FB Financial Corporation or a subsidiary of FB Financial Corporation is party arise from time to time in the normal course of business. As of the date hereof, there are no material pending legal proceedings to which FB Financial Corporation or any of its subsidiaries is a party or of which any of its or its subsidiaries' assets or properties are subject.

ITEM 4 - Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders of Record

FB Financial Corporation's common stock is traded on the New York Stock Exchange under the symbol "FBK" and has traded on that market since September 16, 2016.

The Company had approximately 2,824 stockholders of record as of February 10, 2026. A substantially greater number of holders of FBK common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Stock Performance Graph

The performance graph and table below compares the cumulative total stockholder return on the common stock of the Company with the cumulative total return on the equity securities included in the Standard & Poor's 500 Index (S&P 500), which reflects overall stock market performance and the S&P 500 Bank Industry Group, which is a Global Industry Classification Standard Level 2 industry group consisting of 13 regional and national publicly traded banks. The graph assumes an initial $100 investment on December 31, 2020 through December 31, 2025. Data for the S&P 500 and S&P 500 Bank Industry Group assumes reinvestment of dividends. Returns are shown on a total return basis. The performance graph represents past performance and should not be considered to be an indication of future performance. The information in this paragraph and the following stock performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.



Total Return Performance



	Index		
	FB Financial Corporation	**S&P 500 Total Return Index**	**S&P 500 Bank Total Return Index**
12/31/2020	100.00	100.00	100.00
12/31/2021	127.51	128.71	135.45
12/31/2022	106.47	105.40	109.43
12/31/2023	119.63	133.10	121.43
12/31/2024	157.19	166.40	167.82
12/31/2025	172.85	196.16	224.55

Source: S&P Global Market Intelligence

Dividends

We declared cash dividends on our common stock of $0.76 per share for the year ended December 31, 2025, compared to $0.68 per share for the year ended December 31, 2024. The timing and amount of future dividends are at the discretion of the Board of Directors and will depend upon a number of factors including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, banking regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by the Bank to us, and such other factors as our Board of Directors may deem relevant. Our Board of Directors anticipates that we will continue to pay quarterly dividends in amounts determined based on the factors discussed above. However, there can be no assurance that we will continue to pay dividends on our common stock at the current levels or at all. For a more complete discussion on the restrictions on dividends, see "Business: Supervision and regulation: Regulation of the Company and the Bank: Restrictions on dividends" and Note 14 "Dividend restrictions" in the notes to the consolidated financial statements.

Stock Repurchase Program

The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2025:

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs[1]
October 1 - October 31	—	$ —	—	$ 150,000,000
November 1 - November 30	1,717,948	51.17	1,717,948	62,092,601
December 1 - December 31	—	—	—	62,092,601
Total	1,717,948	$ 51.17	1,717,948	$ 62,092,601

(1) Amounts are inclusive of excise tax related to the stock repurchases.

On March 21, 2024, the Company announced that its board of directors re-authorized the Company's stock repurchase program pursuant to which the Company may purchase up to $100 million in shares of the Company's issued and outstanding common stock. The Company purchased 1,513,627 shares pursuant to this plan during the year ended December 31, 2025. The purchase authorizations granted under the repurchase plan will terminate either on the date on which the maximum dollar amount is repurchased under the new repurchase plan or on January 31, 2026, whichever date occurs earlier. The repurchase plan will be conducted pursuant to a written plan and is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.

On September 15, 2025, the Company announced that its board of directors authorized a new repurchase program pursuant to which the Company may purchase up to $150 million in shares of the Company's issued and outstanding common stock. The Company purchased 1,717,948 shares pursuant to this plan during the year ended December 31, 2025. The current repurchase plan will terminate either on the date on which the maximum dollar amount is repurchased under the new repurchase plan or on January 31, 2027, whichever date occurs earlier. The repurchase plan will be conducted pursuant to a written plan and is intended to comply with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended.

Sale of Equity Securities

The Company did not sell any unregistered equity securities during 2025.

ITEM 6 — [RESERVED]

ITEM 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

Overall Objective

The following is a discussion of our financial condition at December 31, 2025 and 2024, and our results of operations for the years ended December 31, 2025 and 2024, and should be read in conjunction with our audited consolidated financial statements included elsewhere herein. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from our consolidated financial statements. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth in the "Cautionary note regarding forward-looking statements" and "Risk Factors" sections of this Annual Report, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements. Discussion and analysis of our financial condition and results of operations for the years ended December 31, 2024 and 2023 are included in the respective sections within "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report filed on Form 10-K with the SEC for the year ended December 31, 2024.

Overview

We are a financial holding company headquartered in Nashville, Tennessee. We operate primarily through our wholly-owned subsidiary bank, FirstBank, and its subsidiaries. FirstBank provides a comprehensive suite of commercial and consumer banking services to clients in select markets in Tennessee, Alabama, Kentucky, Georgia and North Carolina. As of December 31, 2025, our footprint included 90 full-service branches serving markets across Tennessee, including Nashville, Chattanooga, Knoxville, Memphis, and Jackson in addition to Bowling Green, Kentucky, Columbus and Newnan, Georgia and Birmingham, Anniston, Huntsville, and Auburn, Alabama. Additionally, our banking services extend to community markets throughout our footprint. FirstBank also provides retail mortgage banking services utilizing its bank branch network and mortgage banking offices strategically located throughout the southeastern United States. As of December 31, 2025, we had total assets of $16.30 billion, loans held for investment of $12.38 billion, total deposits of $13.91 billion, and total shareholders' equity of $1.95 billion.

We operate through two segments, Banking and Mortgage. We generate most of our revenue in our Banking segment from interest on loans and investments, loan-related fees, trust and investment services and deposit-related fees. Our primary source of funding for our loans is customer deposits, however we have other sources of funds including unsecured credit lines, brokered CDs, and other borrowings. We generate most of our revenue in our Mortgage segment from origination fees and gains on sales in the secondary mortgage loan market, as well as from mortgage servicing revenues.

Developments in 2025

Mergers and acquisitions

Southern States Bancshares, Inc.

On July 1, 2025, the Company completed its merger with Southern States Bancshares, Inc. and its wholly-owned subsidiary, Southern States Bank, with FB Financial Corporation continuing as the surviving entity. This merger strengthens the Company's presence in existing markets, such as Birmingham and Huntsville, Alabama, while expanding the Company's footprint further into Alabama and Georgia. The Company acquired total assets of $2.83 billion, total loans of $2.27 billion and assumed total deposits of $2.47 billion. Under the terms of the agreement, each outstanding share of Southern States common stock was converted into the right to receive 0.80 shares of the Company's stock. Additionally, fractional shares and outstanding stock options were settled in cash. As a result, total consideration paid was $368.4 million based on the Company's closing stock price of $45.30 per share on June 30, 2025. The merger resulted in additional goodwill of $107.8 million being recorded based on preliminary fair value estimates of total net assets acquired and liabilities assumed in the transaction.

Key factors affecting our business

Interest rates

Net interest income is the largest contributor to our net income and is the difference between the interest and fees earned on interest-earning assets (primarily loans, investment securities and interest-bearing deposits with other financial institutions) and the interest expense incurred in connection with interest-bearing liabilities (primarily deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the contractual yield on such assets and the contractual cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities which, in turn, are impacted by external factors such as local economic conditions, competition for loans and deposits, the monetary policy of the Federal Reserve and market interest rates.

The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, which are primarily driven by the Federal Reserve's actions. The yields generated by our loans and securities are typically driven by short-term and long-term interest rates, which are market driven and are, at times, heavily influenced by the Federal Reserve's actions. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur.

Interest rates decreased throughout the year ended December 31, 2025. Volatile interest rates could have significant adverse effects on the earnings, financial condition and results of operations of the Company.

For additional information regarding our interest rate risks factors and management, see "Business: Risk management: Liquidity and interest rate risk management" and "Risk factors: Risks related to our business."

Credit trends

We focus on originating quality loans and have established loan approval policies and procedures to assist us in upholding the overall credit quality of our loan portfolio. However, credit trends in the markets in which we operate and in our loan portfolio can materially impact our financial condition and performance and are primarily driven by the economic conditions in our markets.

During 2025, our percentage of total nonperforming loans to loans HFI increased to 0.97% as of December 31, 2025, from 0.87% as of December 31, 2024. Our classified loans decreased incrementally to 1.10% of loans HFI as of December 31, 2025, compared to 1.15% as of December 31, 2024. Our nonperforming assets as of December 31, 2025 were $158.1 million, or 0.97% of total assets compared to $121.9 million, or 0.93% of assets as of December 31, 2024.

Our provisions for credit losses resulted in an expense of $43.3 million for the year ended December 31, 2025 compared to $12.0 million for the year ended December 31, 2024. For the year ended December 31, 2025, our provision for credit losses was comprised of $33.2 million of provision for credit losses on loans HFI and $10.1 million related to credit losses on unfunded commitments. The current period expense is the result of a $28.4 million initial provision related to Southern States acquired loans HFI and unfunded commitments and regular changes in loan balances and forecasts inputs. See further discussion under the subheading "Provision for credit losses."

For additional information regarding credit quality risk factors for our Company, see "Item 1. Business: Risk management: Credit risk management" and "Item 1A. Risk factors: Credit Risks."

Competition

Our profitability and growth are affected by the highly competitive nature of the financial services industry. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies, online mortgage providers, internet banks and other financial institutions operating within the areas we serve, particularly with national and regional banks that often have more resources than we do to invest in growth and technology and community banks with strong local ties, all of which target the same clients we do. We have seen increased competitive pressures on deposit rates. Continued deposit pricing pressure may continue to affect our financial results in the future.

For additional information, see "Item 1. Business: Our markets," "Business: Competition" and "Item 1A. Risk factors: Risks related to our business."

Regulatory trends and changes in laws

We are subject to extensive regulation and supervision, which continue to evolve as the legal and regulatory framework governing our operations continues to change. The current operating environment also has heightened supervisory expectations in areas such as consumer compliance, BSA and anti-money laundering compliance, risk management and internal audit.

As described further under "Business: Supervision and regulation," we are subject to a variety of laws and regulations, including the Dodd-Frank Act. See also "Item 1A. Risk factors: Legal, regulatory and compliance risk."

Financial highlights

The following table presents certain selected historical consolidated income statement data and key indicators as of the dates or for the years indicated. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	As of or for the years ended December 31,		
(Dollars in thousands, except per share data)	2025	2024	2023
Selected Balance Sheet Data			
Cash and cash equivalents	$ 1,155,895	$ 1,042,488	$ 810,932
Investment securities, at fair value	1,459,734	1,538,008	1,471,973
Loans held for sale	201,076	126,760	67,847
Loans HFI	12,383,626	9,602,384	9,408,783
Allowance for credit losses on loans HFI	(185,983)	(151,942)	(150,326)
Total assets	16,300,292	13,157,482	12,604,403
Interest-bearing deposits (non-brokered)	10,649,932	8,625,113	8,179,430
Brokered deposits	625,634	469,089	150,475
Noninterest-bearing deposits	2,634,395	2,116,232	2,218,382
Total deposits	13,909,961	11,210,434	10,548,287
Borrowings	212,764	176,789	390,964
Allowance for credit losses on unfunded commitments	16,196	6,107	8,770
Total common shareholders' equity	1,948,165	1,567,538	1,454,794
Selected Statement of Income Data			
Total interest income	$ 833,926	$ 725,538	$ 678,410
Total interest expense	317,826	309,035	271,193
Net interest income	516,100	416,503	407,217
Provisions for credit losses	43,278	12,004	2,539
Total noninterest income	43,910	39,070	70,543
Total noninterest expense	378,214	296,899	324,929
Income before income taxes	138,518	146,670	150,292
Income tax expense	15,880	30,619	30,052
Net income applicable to noncontrolling interest	16	16	16
Net income applicable to FB Financial Corporation	$ 122,622	$ 116,035	$ 120,224
Net interest income (tax-equivalent basis)	$ 519,393	$ 419,091	$ 410,562
Per Common Share			
Basic net income	$ 2.47	$ 2.48	$ 2.57
Diluted net income	2.45	2.48	2.57
Book value	37.64	33.59	31.05
Tangible book value[1]	30.27	28.27	25.69
Cash dividends declared	0.76	0.68	0.60
Selected Ratios			
Return on average:			
Assets	0.84 %	0.91 %	0.95 %
Shareholders' equity	6.90 %	7.71 %	8.74 %
Tangible common equity[1]	8.40 %	9.24 %	10.7 %
Efficiency ratio	67.5 %	65.2 %	68.0 %
Adjusted efficiency ratio (tax-equivalent basis)[1]	56.4 %	57.3 %	62.9 %
Loans HFI to deposit ratio	89.0 %	85.7 %	89.2 %
Noninterest-bearing deposits to total deposits	18.9 %	18.9 %	21.0 %
Net interest margin (tax-equivalent basis)	3.81 %	3.51 %	3.44 %
Yield on interest-earning assets	6.14 %	6.10 %	5.72 %
Cost of interest-bearing liabilities	3.13 %	3.53 %	3.16 %
Cost of total deposits	2.49 %	2.76 %	2.39 %

| | As of or for the years ended December 31, | | |
	2025	**2024**	**2023**
Credit Quality Ratios			
Allowance for credit losses on loans HFI as a percentage of loans HFI	1.50 %	1.58 %	1.60 %
Net charge-offs as a percentage of average loans HFI	(0.06)%	(0.14)%	(0.01)%
Nonperforming loans HFI as a percentage of loans HFI	0.97 %	0.87 %	0.65 %
Nonperforming assets as a percentage of total assets[2]	0.97 %	0.93 %	0.69 %
Capital Ratios (Company)			
Total common shareholders' equity to assets	12.0 %	11.9 %	11.5 %
Tangible common equity to tangible assets[1]	9.84 %	10.2 %	9.74 %
Tier 1 leverage	10.3 %	11.3 %	11.3 %
Tier 1 capital	11.4 %	13.1 %	12.5 %
Total risk-based capital	13.2 %	15.2 %	14.5 %
Common equity tier 1 (CET1)	11.4 %	12.8 %	12.2 %

(1) Non-GAAP financial measure; See "GAAP reconciliation and management explanation of non-GAAP financial measures" and non-GAAP reconciliations herein.
(2) Includes $28.1 million, $31.4 million and $21.2 million of optional rights to repurchase GNMA loans that meet certain defined delinquency criteria as of December 31, 2025, 2024 and 2023, respectively.

GAAP reconciliation and management explanation of non-GAAP financial measures

We identify certain financial measures discussed in this Report as being "non-GAAP financial measures." The non-GAAP financial measures presented in this Report are adjusted efficiency ratio (tax-equivalent basis), tangible book value per common share, tangible common equity to tangible assets and return on average tangible common equity.

In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our consolidated statements of income, balance sheets or statements of cash flows.

The non-GAAP financial measures that we discuss in this Report should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in our selected historical consolidated financial data may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in our selected historical consolidated financial data when comparing such non-GAAP financial measures. The following reconciliation tables provide a more detailed analysis of these, and reconciliation for, each of non-GAAP financial measures.

Adjusted efficiency ratio (tax-equivalent basis)

The adjusted efficiency ratio (tax-equivalent basis) is a non-GAAP measure that excludes certain gains (losses), merger and offering-related expenses and other selected items. Our management uses this measure in its analysis of our performance. Our management believes this measure provides a greater understanding of ongoing operations and enhances comparability of results with prior periods, as well as demonstrates the effects of significant gains and charges. The most directly comparable financial measure calculated in accordance with GAAP is the efficiency ratio.

The following table presents, as of the dates set forth below, a reconciliation of our adjusted efficiency ratio (tax-equivalent basis) to our efficiency ratio:

(dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Adjusted efficiency ratio (tax-equivalent basis)			
Total noninterest expense	$ 378,214	$ 296,899	$ 324,929
Less early retirement, severance and other costs	1,395	1,478	8,449
Less loss on lease terminations and other branch closure costs	282	—	1,770
Less charitable contribution to FirstBank Foundation	1,130	—	—
Less FDIC special assessment	—	500	1,788
Less merger and integration costs	23,803	—	—
Adjusted noninterest expense	$ 351,604	$ 294,921	$ 312,922
Net interest income	$ 516,100	$ 416,503	$ 407,217
Net interest income (tax-equivalent basis)	519,393	419,091	410,562
Total noninterest income	43,910	39,070	70,543
Less loss from securities, net	(60,457)	(56,378)	(13,973)
Less loss on sales or write-downs of premises and equipment, other real estate owned and other assets	(1,166)	(2,167)	(27)
Less cash life insurance benefit	1,148	2,057	—
Less loss on change in fair value on commercial loans held for sale	—	—	(2,114)
Adjusted noninterest income	$ 104,385	$ 95,558	$ 86,657
Total revenue	$ 560,010	$ 455,573	$ 477,760
Adjusted revenue (tax-equivalent basis)	$ 623,778	$ 514,649	$ 497,219
Efficiency ratio	67.5 %	65.2 %	68.0 %
Adjusted efficiency ratio (tax-equivalent basis)	56.4 %	57.3 %	62.9 %

Tangible book value per common share and tangible common equity to tangible assets

Tangible book value per common share and tangible common equity to tangible assets are non-GAAP measures that exclude the impact of goodwill and other intangibles used by the Company's management to evaluate capital adequacy. Because intangible assets such as goodwill and other intangibles vary extensively from company to company, we believe that the presentation of this information allows investors to more easily compare the Company's capital position to other companies. The most directly comparable financial measure calculated in accordance with GAAP is book value per common share and our total shareholders' equity to total assets.

The following table presents, as of the dates set forth below, tangible common equity compared with total shareholders' equity, tangible book value per common share compared with our book value per common share and common equity to tangible assets compared to total shareholders' equity to total assets:

	As of December 31,		
(dollars in thousands, except share and per share data)	2025	2024	2023
Tangible assets			
Total assets	$16,300,292	$13,157,482	$12,604,403
Adjustments:			
Goodwill	(350,353)	(242,561)	(242,561)
Core deposit and other intangibles	(31,284)	(5,762)	(8,709)
Tangible assets	$15,918,655	$12,909,159	$12,353,133
Tangible common equity			
Total common shareholders' equity	$1,948,165	$1,567,538	$1,454,794
Adjustments:			
Goodwill	(350,353)	(242,561)	(242,561)
Core deposit and other intangibles	(31,284)	(5,762)	(8,709)
Tangible common equity	$1,566,528	$1,319,215	$1,203,524
Common shares outstanding	51,752,401	46,663,120	46,848,934
Book value per common share	$ 37.64	$ 33.59	$ 31.05
Tangible book value per common share	$ 30.27	$ 28.27	$ 25.69
Total common shareholders' equity to total assets	12.0 %	11.9 %	11.5 %
Tangible common equity to tangible assets	9.84 %	10.2 %	9.74 %

Return on average tangible common equity

Return on average tangible common equity is a non-GAAP measure that uses average shareholders' equity and excludes the impact of goodwill and other intangibles. This measurement is used by the Company's management to provide a depiction of the Company's profitability without being impacted by its intangible assets, as intangible assets are not directly managed to generate earnings. The following table presents, as of the dates set forth below, reconciliations of total average tangible common equity to average shareholders' equity and return on average tangible common equity to return on average shareholders' equity:

	Years Ended December 31,		
(dollars in thousands)	2025	2024	2023
Return on average tangible common equity			
Total average common shareholders' equity	$1,776,945	$1,505,739	$1,374,831
Adjustments:			
Average goodwill	(296,901)	(242,561)	(242,561)
Average intangibles, net	(19,492)	(7,177)	(10,472)
Average tangible common equity	$1,460,552	$1,256,001	$1,121,798
Net income applicable to FB Financial Corporation	$ 122,622	$ 116,035	$ 120,224
Return on average common shareholders' equity	6.90 %	7.71 %	8.74 %
Return on average tangible common equity	8.40 %	9.24 %	10.7 %

Overview of recent financial performance

Year ended December 31, 2025 compared to the year ended December 31, 2024

Our net income increased during the year ended December 31, 2025 to $122.6 million from $116.1 million for the year ended December 31, 2024. Diluted earnings per common share was $2.45 and $2.48 for the years ended December 31, 2025 and 2024, respectively. Our net income represented a return on average assets of 0.84% and 0.91% for the years ended December 31, 2025 and 2024, respectively, and a return on average equity of 6.90% and 7.71% for the same periods. Our ratio of return on average tangible common equity for the years ended December 31, 2025 and 2024 was 8.40% and 9.24%, respectively. See "GAAP reconciliation and management explanation of non-GAAP financial measures" in this Report for a discussion of tangible common equity and return on average tangible common equity.

During the year ended December 31, 2025, net interest income increased to $516.1 million compared with $416.5 million in the year ended December 31, 2024. Our net interest margin, on a tax-equivalent basis, increased to 3.81% for the year ended December 31, 2025 as compared to 3.51% for the year ended December 31, 2024. The increase in net interest income and net interest margin, on a tax-equivalent basis, reflects a $109.1 million increase in interest income, partially offset by a $8.8 million increase in interest expense.

Provision for credit losses on loans HFI and unfunded loan commitments was $43.3 million for the year ended December 31, 2025 compared $12.0 million for the year ended December 31, 2024 primarily due to the initial provision for credit losses on acquired loans and unfunded commitments from the Southern States merger of $28.4 million, along with changes in loan balances and forecast assumptions. Refer to Note 2, "Mergers and acquisitions" in this Report for further discussion around the merger with Southern States.

Noninterest income for the year ended December 31, 2025 increased by $4.8 million to $43.9 million, up from $39.1 million for prior year period. The increase in noninterest income was driven by a $5.8 million increase in mortgage banking income, a $2.1 million increase in investment services and trust income and a $1.9 million increase in service charges on deposits. The increase was partially offset by a $60.5 million net loss on investment securities primarily related to the sale of $266.9 million of AFS securities compared to a $56.4 million net loss on investment securities primarily related to the sale of $526.4 million of AFS securities for the year ended December 31, 2024. Refer to the section "Other earning assets" for additional information on the sale of the AFS securities.

Noninterest expense increased to $378.2 million for the year ended December 31, 2025, compared with $296.9 million for the year ended December 31, 2024. The increase in noninterest expense was driven by a $33.9 million increase in salaries, commissions and employee benefits due to increased headcount resulting from the Southern States merger, combined with increase in performance-based compensation driven by improvement in the Company's performance metrics, $23.8 million in merger and integration costs associated with our merger with Southern States and an increase in other noninterest expense of $16.3 million due to increases in franchise tax expense, technology and platform fees, and modest increases across a range of other expense categories.

Income tax expense for the year ended December 31, 2025 was $15.9 million compared to $30.6 million for the year ended December 31, 2024. The change reflects the income tax effect of a $60.5 million loss on sale of AFS debt securities, as well as a one-time gross tax benefit of $10.7 million due to the expiration of the statute of limitations with respect to an amended income tax return and the associated interest for the year ended December 31, 2025. Income tax expense for the year ended December 31, 2024, included the income tax effect of a $56.4 million loss on sale of AFS debt securities.

Year ended December 31, 2024 compared to year ended December 31, 2023

Our net income decreased during the year ended December 31, 2024 to $116.1 million from $120.2 million for the year ended December 31, 2023. Diluted earnings per common share was $2.48 and $2.57 for the years ended December 31, 2024 and 2023, respectively. Our net income represented a return on average assets of 0.91% and 0.95% for the years ended December 31, 2024 and 2023, respectively, and a return on average equity of 7.71% and 8.74% for the same periods. Our ratio of return on average tangible common equity for the years ended December 31, 2024 and 2023 was 9.24% and 10.7%, respectively. See "GAAP reconciliation and management explanation of non-GAAP financial measures" in this Report for a discussion of tangible common equity and return on average tangible common equity.

During the year ended December 31, 2024, net interest income increased to $416.5 million compared with $407.2 million in the year ended December 31, 2023. Our net interest margin, on a tax-equivalent basis, increased to 3.51% for the year ended December 31, 2024 as compared to 3.44% for the year ended December 31, 2023. The increase in net interest margin was primarily driven by higher yields on interest-earning assets, particularly loans and taxable investment securities. This increase was partially offset by the cost of interest-bearing liabilities, primarily from money market and customer deposits.

Provision for credit losses on loans HFI and unfunded loan commitments was $12.0 million for the year ended December 31, 2024 compared to $2.5 million for the year ended December 31, 2023 primarily due to a reversal of provision for credit losses on unfunded commitments of $2.7 million compared to $14.2 million during the year ended December 31, 2023.

Noninterest income for the year ended December 31, 2024 decreased by $31.5 million to $39.1 million, down from $70.5 million for prior year period. The decrease in noninterest income was driven by a $56.4 million net loss on investment securities related to the sale of $526.4 million of AFS securities compared to a $14.0 million net loss on investment securities primarily related to the sale of $100.5 million of AFS securities for the year ended December 31, 2023. The decrease was partially offset by a $2.9 million increase in investment services and trust income, a $2.1 million increase in BOLI income resulting from proceeds from payment of death benefits, and a $1.9 million increase in equity investments income. Additionally, during the year ended December 31, 2023, a $2.1 million loss was recorded associated with the change in fair value of the commercial loans held for sale portfolio that was exited during the year ended December 31, 2023.

Noninterest expense decreased to $296.9 million for the year ended December 31, 2024, compared with $324.9 million for the year ended December 31, 2023. The decrease in noninterest expense is due to decreases in salaries, commissions and employee benefits of $19.6 million primarily related to the Company's efficiency and scalability initiatives and updated methodology of deferrals for loan fees and loan origination expenses. Additionally, the decrease is reflective of decreases in occupancy, advertising, legal and professional expenses and franchise tax expense.

Business segment highlights

We operate our business in two business segments: Banking and Mortgage. See Note 1, "Basis of presentation and summary of significant accounting policies" and Note 19 "Segment reporting" in the notes to our consolidated financial statements for a description of these business segments.

Banking

Income before taxes from the Banking segment decreased for the year ended December 31, 2025 to $134.9 million, compared to $143.7 million for the year ended December 31, 2024. Net interest income increased by $95.3 million to $506.1 million during the year ended December 31, 2025 compared to $410.8 million during the year ended December 31, 2024. Provisions for credit losses on loans HFI and unfunded loan commitments resulted in $37.6 million of provision expense during the year ended December 31, 2025 compared to $12.3 million during the year ended December 31, 2024. The increase was driven by the initial provision for credit losses on acquired loans and unfunded commitments from the Southern States merger of $28.4 million. The Banking segment recorded a noninterest loss of $8.8 million in the year ended December 31, 2025 as compared to a loss of $8.4 million in the year ended December 31, 2024. This decrease includes a net loss on investment securities of $60.5 million associated with the sale of $266.9 million AFS debt securities during the year ended December 31, 2025 compared with a net loss on investment securities of $56.4 million primarily related to the sale of $526.4 million of AFS debt securities for the year ended December 31, 2024. Noninterest expense increased to $324.8 million for year ended December 31, 2025 compared to $246.5 million for the year ended December 31, 2024 due to increases in salaries and benefits, merger and integration costs associated with the Southern States merger, advertising, franchise tax expense, technology and platform fees and modest increases across a range of other expense categories.

Mortgage

Activity in our Mortgage segment resulted in income before income taxes of $3.6 million for the year ended December 31, 2025 compared to $3.0 million for the year ended December 31, 2024. Net interest income was $10.0 million for the year ended December 31, 2025 compared to $5.7 million for the year ended December 31, 2024. Provisions for credit losses on loans HFI and unfunded loan commitments resulted in $5.6 million of provision expense during the year ended December 31, 2025 compared to a reversal of $0.3 million of provision expense during the year ended December 31, 2024. The increase in provisions for credit losses was due to a change in the CECL loss estimation methodology, which notably impacted reserves on our 100% financed 1-to-4 mortgage portfolio, as well as a notable change in forecasts associated with home prices which impacted mortgage reserves more broadly. Mortgage banking income increased $5.8 million to $52.4 million during the year ended December 31, 2025 compared to $46.6 million for the year ended December 31, 2024.

The components of mortgage banking income for the years ended December 31, 2025 and 2024 were as follows:

		Years Ended December 31,		
(dollars in thousands)		2025		2024
Mortgage banking income				
Gains and fees from origination and sale of mortgage loans held for sale	$	36,015	$	32,459
Net change in fair value of loans held for sale and derivatives		2,684		1,241
Change in fair value on MSRs, net of hedging		(13,772)		(16,278)
Mortgage servicing income		27,517		29,212
Total mortgage banking income	$	52,444	$	46,634
Interest rate lock commitment volume	$	1,656,162	$	1,459,494
Interest rate lock commitment volume by purpose (%):				
Purchase		81.6 %		84.1 %
Refinance		18.4 %		15.9 %
Mortgage sales	$	1,293,401	$	1,173,066
Mortgage sale margin		2.78 %		2.77 %
Closing volume	$	1,380,264	$	1,222,606
Outstanding principal balance of mortgage loans serviced	$	9,588,948	$	10,235,048

Noninterest expense for the years ended December 31, 2025 and 2024 was $53.5 million and $50.4 million, respectively. This increase is reflective of an increase in commissions associated with mortgage loan volume.

Results of operations

Throughout the following discussion of our operating results, we present our net interest income, net interest margin and core efficiency ratio on a fully tax-equivalent basis. The fully tax-equivalent basis adjusts for the tax-favored status of net interest income from certain qualifying loans and investments.

Our tax-exempt income is converted to a tax-equivalent basis by adjusting for the combined federal and blended state statutory income tax rate of 26.06% for the years ended December 31, 2025, 2024, and 2023.

Net interest income

Net interest income is the principle component of our earnings and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest income and margin are shaped by fluctuations in interest rates as well as changes in volume and mix of earning assets and interest-bearing liabilities.

During the year ended December 31, 2025, the U.S. Treasury yield curve continued its path toward normalization, with steepening in the intermediate and longer-term sectors of the curve as the Federal Reserve reduced short-term interest rates by a total of 75 basis points over the course of the year, and longer-term yields remained elevated due to ongoing inflation concerns and fiscal conditions. This compares to the year ended December 31, 2024, when the curve was just beginning to normalize following late-year short-term rate cuts and an uptick in longer-term yields. The Federal Funds Target Rate range was 3.50% - 3.75% and 4.25% - 4.50% as of December 31, 2025 and December 31, 2024, respectively.

Year ended December 31, 2025 compared to the year ended December 31, 2024

Net interest income increased $100.3 million to $519.4 million for the year ended December 31, 2025 as compared to $419.1 million for the year ended December 31, 2024. Net interest margin was 3.81% for the year ended December 31, 2025 compared to 3.51% for the year ended December 31, 2024. Net interest income was broadly driven by higher average balances of loans held for investment resulting from the Southern States merger.

Interest income was $837.2 million for the year ended December 31, 2025, compared to $728.1 million for the year ended December 31, 2024, an increase of $109.1 million. The increase in interest income was primarily attributable to loans HFI, which increased $101.9 million to $724.7 million for the year ended December 31, 2025 from $622.8 million for the year ended December 31, 2024. The increase was driven by higher average balances of loans held for investment resulting from the Southern States merger, partially offset by a lower overall yield on those loans due to declining interest rates. The yield on loans HFI decreased 6 basis points to 6.58% for the year ended December 31, 2025 from 6.64% for the year ended December 31, 2024.

The components of our loan yield for the years ended December 31, 2025, 2024, and 2023 were as follows:

| | | | | | | Years Ended December 31, |
| | 2025 | | 2024 | | 2023 | |
(dollars in thousands)	Interest income	Average yield	Interest income	Average yield	Interest income	Average yield
Loans HFI yield components:						
Contractual interest rate on loans HFI[1]	$ 701,519	6.37 %	$ 614,051	6.54 %	$ 579,193	6.20 %
Origination and other loan fee income	7,950	0.07 %	6,365	0.07 %	14,675	0.15 %
Accretion on purchased loans	13,371	0.12 %	657	0.01 %	694	0.01 %
Nonaccrual interest collections	1,861	0.02 %	1,757	0.02 %	1,439	0.02 %
Total loans HFI yield	$ 724,701	6.58 %	$ 622,830	6.64 %	$ 596,001	6.38 %

(1)   *Includes tax equivalent adjustment using combined marginal tax rate of 26.06%.*

Accretion on purchased loans contributed 10 basis points to the NIM for the year ended December 31, 2025 as a result of the recent merger. There was no impact of accretion on purchased loans to the NIM for the year ended December 31, 2024.

Interest income on investment securities was the next largest contributor to the overall change in interest income, increasing $7.1 million to $63.6 million for the year ended December 31, 2025 from $56.5 million for the year ended December 31, 2024. This increase was driven by higher yields on investment securities stemming from previous portfolio restructuring transactions. The yield on investment securities was 3.97% and 3.39% for the years ended December 31, 2025 and 2024, respectively, an increase of 58 basis points.

Interest expense was $317.8 million for the year ended December 31, 2025, an increase of $8.8 million as compared to $309.0 million for the year ended December 31, 2024. The increase was driven by higher average interest-bearing deposit balances resulting from the recent merger, mostly offset by declines in the rates paid on interest-bearing deposits and other borrowed funds.

Interest expense on interest-bearing deposit accounts totaled $309.2 million for the year ended December 31, 2025, an increase of $12.9 million from the prior year, largely due to increases in average balances across most deposit categories, particularly money market deposits. Lower rates paid across these categories partially offset this increase. The growth in average balances was attributable to the recent merger and to a lesser extent recent customer deposit campaigns, which increased deposit balances while reducing deposit costs. The average rate paid on interest-bearing deposits was 3.09% for the year ended December 31, 2025 compared to 3.49% for the year ended December 31, 2024.

Interest expense recognized on other borrowings decreased $4.6 million for the year ended December 31, 2025 due to the repayment of the Bank Term Funding Program which was paid off during the third quarter of 2024.

Average balance and interest yield/rate analysis

The table below shows the average balances, income and expense and yield and rates of each of our interest-earning assets and interest-bearing liabilities on a tax equivalent basis, if applicable, for the periods indicated.

							Years Ended December 31,		
		2025			**2024**			**2023**	
(dollars in thousands)	Average balances	Interest income/ expense	Average yield/ rate	Average balances	Interest income/ expense	Average yield/ rate	Average balances	Interest income/ expense	Average yield/ rate
Interest-earning assets:									
Loans HFI [1][2]	$11,015,862	$724,701	6.58 %	$ 9,384,458	$622,830	6.64 %	$ 9,335,977	$596,001	6.38 %
Mortgage loans held for sale	138,183	9,040	6.54 %	66,983	4,486	6.70 %	56,815	3,856	6.79 %
Investment securities:									
Taxable	1,431,088	57,907	4.05 %	1,468,646	50,057	3.41 %	1,370,514	27,257	1.99 %
Tax-exempt [2]	168,634	5,660	3.36 %	196,003	6,423	3.28 %	290,884	9,674	3.33 %
Total investment securities [2]	1,599,722	63,567	3.97 %	1,664,649	56,480	3.39 %	1,661,398	36,931	2.22 %
Federal funds sold and reverse repurchase agreements	202,186	9,022	4.46 %	123,601	6,703	5.42 %	112,833	5,798	5.14 %
Interest-bearing deposits with other financial institutions	650,369	27,775	4.27 %	666,810	34,587	5.19 %	701,629	35,652	5.08 %
Restricted equity securities, at cost	38,554	3,114	8.08 %	33,307	3,040	9.13 %	40,058	3,355	8.38 %
Total interest-earning assets [2]	13,644,876	837,219	6.14 %	11,939,808	728,126	6.10 %	11,919,312	681,755	5.72 %
Noninterest-earning assets:									
Cash and due from banks	128,977			135,338			132,327		
Allowance for credit losses on loans HFI	(167,960)			(153,265)			(140,246)		
Other assets [3][4]	1,005,642			803,867			757,441		
Total noninterest-earning assets	966,659			785,940			749,522		
Total assets	$14,611,535			$12,725,748			$12,668,834		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest-bearing checking	$ 2,516,406	$ 58,058	2.31 %	$ 2,625,713	$ 80,045	3.05 %	$ 2,863,053	$ 81,761	2.86 %
Money market deposits	4,848,758	164,354	3.39 %	3,827,898	147,075	3.84 %	3,578,707	126,205	3.53 %
Savings deposits	382,757	831	0.22 %	363,649	253	0.07 %	422,339	259	0.06 %
Customer time deposits	1,718,706	63,682	3.71 %	1,399,278	55,529	3.97 %	1,436,313	45,251	3.15 %
Brokered and internet time deposits	524,018	22,282	4.25 %	276,864	13,443	4.86 %	101,423	5,343	5.27 %
Time deposits	2,242,724	85,964	3.83 %	1,676,142	68,972	4.11 %	1,537,736	50,594	3.29 %
Total interest-bearing deposits	9,990,645	309,207	3.09 %	8,493,402	296,345	3.49 %	8,401,835	258,819	3.08 %
Other interest-bearing liabilities:									
Securities sold under agreements to repurchase and federal funds purchased	11,950	94	0.79 %	21,339	366	1.72 %	29,860	669	2.24 %
Federal Home Loan Bank advances	9,589	418	4.36 %	—	—	— %	28,973	1,487	5.13 %
Subordinated debt	131,473	7,992	6.08 %	130,352	7,638	5.86 %	127,386	10,102	7.93 %
Other borrowings	3,509	115	3.28 %	97,182	4,686	4.82 %	3,225	116	3.60 %
Total other interest-bearing liabilities	156,521	8,619	5.51 %	248,873	12,690	5.10 %	189,444	12,374	6.53 %
Total interest-bearing liabilities	10,147,166	317,826	3.13 %	8,742,275	309,035	3.53 %	8,591,279	271,193	3.16 %
Noninterest-bearing liabilities:									
Demand deposits	2,452,226			2,233,092			2,442,019		
Other liabilities [4]	235,105			244,549			260,612		
Total noninterest-bearing liabilities	2,687,331			2,477,641			2,702,631		
Total liabilities	12,834,497			11,219,916			11,293,910		
FB Financial Corporation common shareholders' equity	1,776,945			1,505,739			1,374,831		
Noncontrolling interest	93			93			93		
Shareholders' equity	1,777,038			1,505,832			1,374,924		
Total liabilities and shareholders' equity	$14,611,535			$12,725,748			$12,668,834		
Net interest income (tax-equivalent basis) [2]		$519,393			$419,091			$410,562	
Interest rate spread (tax-equivalent basis) [2]			3.01 %			2.57 %			2.56 %
Net interest margin (tax-equivalent basis) [2][5]			3.81 %			3.51 %			3.44 %
Cost of total deposits			2.49 %			2.76 %			2.39 %
Average interest-earning assets to average interest-bearing liabilities			134.5 %			136.6 %			138.7 %

(1)   Average balances of nonaccrual loans and overdrafts are included in average loan balances.
(2)   Interest income includes the effects of taxable-equivalent adjustments using the combined federal and blended state statutory income tax rate to increase tax-exempt interest income to a tax-equivalent basis. to increase tax-exempt interest income to a tax-equivalent basis. The net tax-equivalent adjustment amounts included in income were $3.3 million, $2.6 million, and $3.3 million for years ended December 31, 2025, 2024, and 2023, respectively.
(3)   Includes average net unrealized losses on investment securities available for sale of $94.0 million, $166.1 million, and $231.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.
(4)   Includes average of optional rights to repurchase government guaranteed GNMA mortgage loans previously sold that meet certain defined delinquency criteria of $25.2 million, $24.6 million, and $21.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.
(5)   The NIM is calculated by dividing annualized net interest income, on a tax-equivalent basis, by average total earning assets.

Yield/rate and volume analysis

The tables below present the components of the changes in net interest income for the years ended December 31, 2025 and 2024. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volume and changes due to interest rates, with the changes in both volume and interest rates allocated to these two categories based on the proportionate absolute changes in each category.

(dollars in thousands)	Volume	Yield/rate	Net increase (decrease)
	Year ended December 31, 2025 compared to year ended December 31, 2024 due to changes in		
Interest-earning assets:			
Loans HFI[1][2]	$ 107,325	$ (5,454)	$ 101,871
Loans held for sale - mortgage	4,658	(104)	4,554
Investment securities:			
Taxable	(1,520)	9,370	7,850
Tax-exempt[2]	(919)	156	(763)
Federal funds sold and reverse repurchase agreements	3,507	(1,188)	2,319
Interest-bearing deposits with other financial institutions	(702)	(6,110)	(6,812)
Restricted equity securities, at cost	424	(350)	74
Total interest income[2]	112,773	(3,680)	109,093
Interest-bearing liabilities:			
Interest-bearing checking deposits	(2,522)	(19,465)	(21,987)
Money market deposits	34,603	(17,324)	17,279
Savings deposits	41	537	578
Customer time deposits	11,836	(3,683)	8,153
Brokered and internet time deposits	10,509	(1,670)	8,839
Securities sold under agreements to repurchase and federal funds purchased	(74)	(198)	(272)
Federal Home Loan Bank advances	418	—	418
Subordinated debt	68	286	354
Other borrowings	(3,070)	(1,501)	(4,571)
Total interest expense	51,809	(43,018)	8,791
Change in net interest income[2]	$ 60,964	$ 39,338	$ 100,302

(1) Average loans are presented gross, including nonaccrual loans and overdrafts.
(2) Interest income includes the effects of the tax-equivalent adjustments to increase tax-exempt interest income to a tax-equivalent basis. The net taxable-equivalent adjustment amounts included was $3.3 million and $2.6 million for the years ended December 31, 2025 and 2024, respectively.

(dollars in thousands)		Year ended December 31, 2024 compared to year ended December 31, 2023 due to changes in				
		Volume		Yield/rate		Net increase (decrease)
Interest-earning assets:						
Loans HFI[1][2]	$	3,218	$	23,611	$	26,829
Loans held for sale - mortgage		681		(51)		630
Loans held for sale - commercial		(162)		—		(162)
Investment securities:						
Taxable		3,345		19,455		22,800
Tax-exempt[2]		(3,109)		(142)		(3,251)
Federal funds sold and reverse repurchase agreements		584		321		905
Interest-bearing deposits with other financial institutions		(1,806)		741		(1,065)
Restricted equity securities, at cost		(616)		301		(315)
Total interest income[2]		2,135		44,236		46,371
Interest-bearing liabilities:						
Interest-bearing checking deposits		(7,235)		5,519		(1,716)
Money market deposits		9,574		11,296		20,870
Savings deposits		(41)		35		(6)
Customer time deposits		(1,470)		11,748		10,278
Brokered and internet time deposits		8,518		(418)		8,100
Securities sold under agreements to repurchase and federal funds purchased		(146)		(157)		(303)
Federal Home Loan Bank advances		(1,487)		—		(1,487)
Subordinated debt		174		(2,638)		(2,464)
Other borrowings		4,530		40		4,570
Total interest expense		12,417		25,425		37,842
Change in net interest income[2]	$	(10,282)	$	18,811	$	8,529

(1) Average loans are presented gross, including nonaccrual loans and overdrafts.
(2) Interest income includes the effects of the tax-equivalent adjustments to increase tax-exempt interest income to a tax-equivalent basis. The net taxable-equivalent adjustment amounts included was $2.6 million and $3.3 million for the years ended December 31, 2024 and 2023, respectively.

Provision for credit losses

The provision for credit losses charged to operating expense is an amount which, in the judgment of management, is necessary to maintain the allowance for credit losses at an appropriate level under the current expected credit loss model. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity.

Our allowance for credit losses calculation as of December 31, 2025 resulted from management's best estimate of losses over the life of loans and unfunded commitments in our portfolio in accordance with the CECL approach.

Beginning with June 30, 2025, we began to utilize the discounted cash flow estimation technique, adjusted for current conditions and reasonable and supportable forecasts, to estimate the expected credit losses of its loan segments, except consumer and other loans, which utilized the weighted average remaining maturity loss rate technique. We determined that the use of the updated estimate techniques and related inputs and assumptions enhances the transparency, accuracy and relevance of information relating to the allowance for credit losses through the application of data and calculations more clearly calibrated to our historical experience, the nature of our loan portfolio and unfunded commitments, and expectations for future economic conditions and corresponding expected credit losses.

These changes represent a change in accounting estimate under ASC 250, "Accounting Changes and Error Corrections", and, accordingly, is applied prospectively in the period of change and did not have a material effect on the Company's financial statements. See "Note 1, "Basis of presentation and summary of significant accounting policies" in this Report for further discussion on the change in estimate.

The discounted cash flow was calibrated using a regression analysis that relates one or more economic variables to our historical default rates and selected peer banks for each loan segment. We determined that national unemployment, national housing price index, national commercial real estate index and prime rates were the key economic variables that were most correlated to our historical loss performance and our peer banks. Reasonable and supportable forecasts of these economic indicators are utilized within the discounted cash flow to estimate expected credit losses for each loan segment. Current and forecast economic conditions, including those affecting these and other economic variables or macroeconomic conditions, such as global conflicts or tariffs, may continue to lead to increased volatility in our calculated level of allowance for credit losses.

Prior to the changes described above, our estimates for credit losses calculation utilized lifetime loss rate model and included economic forecasts for unemployment, gross domestic product, as well as other macroeconomic events which may impact our loan portfolio. Refer to Note 1, "Basis of presentation and summary of significant accounting policies" in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, for a detailed discussion regarding ACL methodology.

We recognized a provision for credit losses on loans HFI for the years ended December 31, 2025 and 2024 of $33.2 million and $14.7 million, respectively. The current period provision on loans HFI was driven by a $25.1 million initial provision on acquired non-PCD loans HFI from the Southern States merger and regular changes in loan balances and forecast inputs offset by a $6.8 million reduction from the impact of the change in the CECL loss estimation methodology. For the year ended December 31, 2024, the provision on loans HFI is due to growth in loan balances for most loan categories, an increase in net charge-offs and slight deterioration in economic forecasts offset by significant decreases in construction lending.

We recorded a provision for credit losses on unfunded commitments of $10.1 million and a reversal of $2.7 million for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the increase in provision for credit losses on unfunded commitments was due largely to the $6.5 million impact of the change in the CECL loss estimation methodology combined with $3.2 million for the initial provision on acquired unfunded commitments associated with the Southern States merger. The reversal of provision for credit losses on unfunded commitments for the year ended December 31, 2024 was primarily due to management's concentrated effort to reduce unfunded loan commitments during the period.

During the years ended December 31, 2025 and 2024, it was determined that all AFS debt securities that experienced a decline in fair value below amortized cost basis were due to noncredit-related factors. Therefore, there was no provision for credit losses recognized on AFS debt securities during the years ended December 31, 2025 and 2024.

Noninterest income

The following table sets forth the components of noninterest income for the periods indicated:

				Years Ended December 31,		
(dollars in thousands)		2025		2024		2023
Mortgage banking income	$	52,444	$	46,634	$	44,692
Investment services and trust income		16,333		14,191		11,320
Service charges on deposit accounts		15,104		13,234		12,154
ATM and interchange fees		12,089		11,465		10,282
Loss from investment securities, net		(60,457)		(56,378)		(13,973)
Loss on sales or write-downs of premises and equipment, other real estate owned and other assets		(1,166)		(2,167)		(27)
Other income		9,563		12,091		6,095
Total noninterest income	$	43,910	$	39,070	$	70,543

Year ended December 31, 2025 compared to year ended December 31, 2024

Noninterest income amounted to $43.9 million for the year ended December 31, 2025, an increase of $4.8 million, as compared to income of $39.1 million for the year ended December 31, 2024. The increase in total noninterest income was driven by increases in mortgage banking income, investment services and trust income and service charges on deposits offset by the net loss from investment securities and decreases in other income.

Mortgage banking income includes origination fees, gains and losses on the sale of mortgage loans, changes in fair value of mortgage loans and related derivatives, as well as mortgage servicing income, which includes the change in fair value of MSRs and related derivatives. Mortgage banking income was $52.4 million for the year ended December 31, 2025, an increase of $5.8 million compared to the prior period. The increase includes an increase from gains on sale and related fair value changes of $5.0 million to $38.7 million in the current period compared to $33.7 million in the prior period. This was impacted by the increase in interest rate lock volume of $196.7 million, or 13.5% during the current period over the same period in the prior year.

Investment services and trust income is comprised of wealth management fees and trust and insurance income. This caption increased $2.1 million during the year ended December 31, 2025 to $16.3 million as compared to $14.2 million during the year ended December 31, 2024. This growth was driven primarily by higher fees resulting from increased assets under management in existing accounts, supported by favorable market conditions.

Service charges on deposit accounts include overdraft fees, account analysis fees and other customer transaction-related service charges. Service charges on deposit accounts increased $1.9 million during the year ended December 31, 2025 to $15.1 million as compared to $13.2 million during the year ended December 31, 2024. The increase was primarily due to the increase in deposit accounts from the Southern States merger.

ATM and interchange fees represent income related to customers' utilization of their debit cards and interchange income. ATM and interchange fees were $12.1 million for the year ended December 31, 2025, compared to $11.5 million for the year ended December 31, 2024.

Net loss from investment securities was $60.5 million for the year ended December 31, 2025 compared to $56.4 million for the year ended December 31, 2024. The net loss from investment securities during the year ended December 31, 2025 was the result of management's election to sell $266.9 million of AFS debt securities compared to $526.4 million of AFS debt securities sold during the prior year period. Refer to the section "Other earning assets" for additional information on the sale of the AFS debt securities.

Net loss on sales or write-downs of premises and equipment, other real estate owned and other assets increased $1.0 million for the year ended December 31, 2025. The increase was driven by a $2.3 million impairment charge on two decommissioned facilities recognized during the year ended December 31, 2024, offset by a $1.0 million increase in losses on sales and write downs of other real estate owned and other assets during the year ended December 31, 2025.

Other income is comprised of income recognized that does not typically fit into other income categories and includes components such as BOLI income, swap fees, and equity investments income. Other income decreased $2.5 million to $9.6 million during the year ended December 31, 2025 as compared to $12.1 million during the year ended December 31, 2024. This decrease was primarily driven by a $2.3 million loss associated with an equity method investment during the year ended December 31, 2025.

Noninterest expense

The following table sets forth the components of noninterest expense for the periods indicated:

				Years Ended December 31,	
(dollars in thousands)		2025		2024	2023
Salaries, commissions and employee benefits	$	217,721	$	183,813	$	203,441
Occupancy and equipment expense		28,085		26,250	28,148
Merger and integration costs		23,803		—	—
Data processing		9,740		9,642	9,230
Advertising		9,582		7,007	8,267
Legal and professional fees		8,148		7,679	8,890
Amortization of core deposit and other intangibles		5,298		2,947	3,659
Other expense		75,837		59,561	63,294
Total noninterest expense	$	378,214	$	296,899	$	324,929

Year ended December 31, 2025 compared to year ended December 31, 2024

Noninterest expense increased by $81.3 million, or 27.4%, during the year ended December 31, 2025 to $378.2 million as compared to $296.9 million in the year ended December 31, 2024. The increase in noninterest expense was attributable to increases in salaries and employee benefits, merger and integration costs associated with the Southern States merger and other noninterest expense.

Salaries, commissions and employee benefits expense is comprised of salaries and wages in addition to other employee benefit costs and represents the largest component of noninterest expense. Salaries, commissions and employee benefits expense increased $33.9 million, or 18.4%, to $217.7 million for the year ended December 31, 2025 as compared to $183.8 million for the year ended December 31, 2024. This change was driven by increases in the salaries and benefit costs due to increased headcount resulting from the Southern States merger, combined with an increase in performance-based compensation driven by improvement in the Company's performance metrics.

Occupancy and equipment expense includes occupancy, depreciation and equipment expense. Occupancy and equipment expense of $28.1 million and $26.3 million was recognized for the years ended December 31, 2025 and 2024. The increase was driven by the expansion of our branch network in connection with the Southern States merger.

Merger and integration costs include costs associated with the merger, integration and conversion of business combinations. Merger and integration costs were $23.8 million for the year ended December 31, 2025 associated with the merger with Southern States. These costs primarily include legal and professional fees, severance and other employee-related costs, and costs associated with branch consolidation, conversion and integration activities.

Data processing is comprised of all third-party core operating systems and processing charges as well as payroll processing. Data processing fees were $9.7 million for the year ended December 31, 2025, compared to $9.6 million for the year ended December 31, 2024.

Advertising includes expenses related to sponsorships, advertising, marketing, customer relations and business development and public relations. During the year ended December 31, 2025, advertising expense increased $2.6 million to $9.6 million compared to $7.0 million during the year ended December 31, 2024. This increase was primarily attributable to customer marketing campaigns during year ended December 31, 2025 combined with favorable, volume based marketing rebate activity recorded in the prior year period.

Legal and professional fees represent fees incurred for the various support functions, which includes legal, consulting, outsourcing and other professional related fees. Legal and professional fees were $8.1 million and $7.7 million for the years ended December 31, 2025 and 2024, respectively.

Amortization of core deposit and other intangibles was $5.3 million for the year ended December 31, 2025, compared to $2.9 million for the year ended December 31, 2024. The increase was primarily due to $3.0 million of amortization associated with the core deposit intangible assumed with the merger of Southern States.

Other noninterest expense increased $16.3 million during the year ended December 31, 2025 to $75.8 million compared to $59.6 million during the year ended December 31, 2024. The increase was attributable to a $4.7 million increase in franchise tax expense, a $2.4 million increase of technology and platform fees and modest increases across a range of other expense categories, including software license and maintenance fees, card transaction fees, contributions and dues, servicing fees and other operating expenses.

Efficiency ratio

The efficiency ratio is one measure of productivity in the banking industry. This ratio is calculated to measure the cost of generating one dollar of revenue. That is, the ratio is designed to reflect the percentage of one dollar which must be expended to generate that dollar of revenue. We calculate this ratio by dividing noninterest expense by the sum of net interest income and noninterest income. For an adjusted efficiency ratio, we exclude certain gains, losses and expenses we do not consider core to our business.

Our efficiency ratio was 67.5% and 65.2% for the years ended December 31, 2025 and 2024, respectively. Our adjusted efficiency ratio, on a tax-equivalent basis, was 56.4% and 57.3% for the years ended December 31, 2025 and 2024, respectively. See "GAAP reconciliation and management explanation of non-GAAP financial measures" in this Report for a discussion of the adjusted efficiency ratio.

Income taxes

Income tax expense was $15.9 million and $30.6 million for the years ended December 31, 2025 and 2024, respectively. This represents effective tax rates of 11.5% and 20.9% for the years ended December 31, 2025 and 2024, respectively. The primary differences between the effective tax rates and the enacted federal statutory rate was primarily driven by a one-time gross tax benefit of $10.7 million related to the expiration of the statute of limitations associated with an amended income tax return and related interest, as well as interest income on tax refunds and tax-exempt municipal interest income, net of interest disallowance. These favorable impacts were partially offset by applicable state income taxes and certain non-deductible expenses, including limitations under Section 162(m) limitations.

For the year ended December 31, 2025, income tax expense also reflects the income tax effect of a $60.5 million loss on sale of AFS debt securities. For the year ended December 31, 2024, income tax expense included the income tax effect of loss on sale of AFS debt securities of $56.4 million. Refer to Note 13 "Income taxes" in the notes to the consolidated financial statements for additional information regarding our income tax expense and effective tax rates.

Financial condition

The following discussion of our financial condition compares balances as of December 31, 2025 and 2024.

Loan portfolio

The following table sets forth the balance and associated percentage of each class of financing receivable in our loan portfolio as of the dates indicated:

				December 31,		
		2025				2024
(dollars in thousands)	Committed	Amount Outstanding	% of total outstanding	Committed	Amount Outstanding	% of total outstanding
Loan Type:						
Commercial and industrial	$ 3,646,142	$ 2,181,935	18 %	$ 3,062,626	$ 1,691,213	18 %
Construction	1,893,275	1,188,494	10 %	1,585,865	1,087,732	11 %
Residential real estate:						
1-to-4 family mortgage	1,855,064	1,838,122	15 %	1,624,053	1,616,754	17 %
Residential line of credit	1,569,351	741,309	6 %	1,336,506	602,475	6 %
Multi-family mortgage	752,058	745,360	6 %	665,813	653,769	7 %
Commercial real estate:						
Owner-occupied	2,241,135	2,148,870	17 %	1,436,424	1,357,568	14 %
Non-owner occupied	2,965,536	2,900,499	23 %	2,154,027	2,099,129	22 %
Consumer and other	659,567	639,037	5 %	507,175	493,744	5 %
Total loans	$ 15,582,128	$ 12,383,626	100 %	$ 12,372,489	$ 9,602,384	100 %

Our loans HFI portfolio is our most significant earning asset, comprising 76.0% and 73.0% of our total assets at December 31, 2025 and 2024, respectively. Our strategy is to grow our loan portfolio by originating quality commercial and consumer type loans that comply with our credit policies and that produce revenues consistent with our financial objectives. Our overall lending approach is primarily focused on providing credit to our customers directly in the markets we serve. However, we also participate in loan syndications and participations from other banks (collectively, "participated loans"). As of December 31, 2025 and 2024, loans HFI included approximately $433.2 million and $177.6 million, respectively, related to participated loans.

We also sell loan participations to unaffiliated third-parties as part of our credit risk management and balance sheet management strategy. During the years ended December 31, 2025 and 2024, we sold $24.3 million and $25.3 million loan participations, respectively. All loans, whether or not we act as a participant, are underwritten to the same standards as all other loans we originate. We believe our loan portfolio is well-balanced, which provides us with the opportunity to grow while monitoring our loan concentrations.

Loan concentrations are considered to exist when there are amounts loaned to a number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Our lending activity is heavily concentrated in the geographic market areas we serve, with the highest concentration in Tennessee. This geographic concentration subjects our loan portfolio to the general economic conditions within the state. The risks created by this concentration have been considered by management in the determination of the appropriateness of the allowance for credit losses on loans HFI. As of December 31, 2025 and 2024, there were no concentrations of loans exceeding 10% of total loans other than our geographic exposure to Tennessee, Alabama and Georgia, as well as the categories of loans disclosed in the table above. We believe our loan portfolio is diversified relative to industry concentrations across the various loan portfolio categories. For additional details related to the concentrations within our loan portfolio, refer to the industry classification and collateral property type concentration tables detailed later in this section.

Banking regulators have established guidelines of less than 100% of Tier 1 capital plus allowance for credit losses in construction lending and less than 300% of Tier 1 capital plus allowance for credit losses in commercial real estate lending that management monitors as part of the risk management process. The construction concentration ratio is a percentage of the outstanding construction and land development loans to total Tier 1 capital plus allowance for credit losses. The commercial real estate concentration ratio is a percentage of the outstanding balance of non-owner occupied commercial real estate, multifamily, and construction and land development loans to Tier 1 capital plus allowance for credit losses. Management strives to operate within the thresholds set forth above. When our ratios are in excess of one or both of these guidelines, banking regulators generally require an increased level of monitoring in these lending areas by management.

The table below shows concentration ratios for the Bank and Company as of December 31, 2025 and 2024.

	As a percentage (%) of Tier 1 capital plus allowance for credit losses	
	FirstBank	FB Financial Corporation
December 31, 2025		
Construction	64.6 %	65.6 %
Commercial real estate	264.5 %	268.4 %
December 31, 2024		
Construction	70.1 %	67.1 %
Commercial real estate	249.3 %	238.5 %

Loan categories:

The principal categories of our loans held for investment portfolio are discussed below:

Commercial and industrial loans.	Commercial and industrial loans are typically made to small and medium-sized manufacturing, wholesale, retail and service businesses, and farmers for working capital and operating needs and business expansions. This category also includes loans secured by manufactured housing receivables made primarily to manufactured housing communities. Commercial and industrial loans generally include lines of credit and loans with maturities of five years or less. Commercial and industrial loans are generally made with operating cash flows as the primary source of repayment, but also include collateralization by inventory, accounts receivable, equipment and personal guarantees. This loan segment also includes our farmland and agriculture loans are underwritten with various terms and payment schedules and are generally collateralized by real estate, crop production, or other related assets.
Construction loans.	Construction loans include commercial construction, land acquisition and land development loans and single-family interim construction loans to small and medium-sized businesses and individuals. These loans are generally secured by the land, or the real property being built and are made based on our assessment of the value of the property on an as-completed basis and repayment depends upon project completion and sale, refinancing, or operation of the real estate.
1-to-4 family mortgage loans.	Our residential real estate 1-to-4 family mortgage loans are primarily made with respect to and secured by single family homes in a first lien position which are both owner-occupied and investor owned. This pool also includes 100% financed mortgages that consist of 1-to-4 family mortgages that are originated under a 100% financing program for first time home buyers. 100% financed mortgages loans are further evaluated separately from the 1-4 family mortgage pool due to high initial loan-to-value. This pool also includes our manufactured housing loans secured by real estate collateral. Repayment of loans in this loan segment are primarily dependent upon the cash flow of the borrower and the value of the property.
Residential line of credit loans.	Our residential line of credit loans includes junior liens consist of revolving lines of credit and term notes that are typically not in first position for liquidation preference. Repayment depends primarily on the cash flow of the borrower as well as the value of the real estate collateral.
Multi-family residential loans.	Our multi-family residential loans are primarily secured by multi-family properties, such as apartments and condominium buildings. Repayment depends primarily upon the cash flow of the borrower as well as the value of the real estate collateral.
Commercial real estate owner-occupied loans.	Our commercial real estate owner-occupied loans include loans to finance commercial real estate owner occupied properties for various purposes including use as offices, warehouses, production facilities, health care facilities, retail centers, restaurants, and church facilities. Commercial real estate owner-occupied loans are typically repaid through the ongoing business operations of the borrower.
Commercial real estate non-owner occupied loans.	Our commercial real estate non-owner occupied loans include loans to finance commercial real estate investment properties for various purposes including use as offices, warehouses, health care facilities, hotels, mixed-use residential/commercial, manufactured housing communities, retail centers, multifamily properties, and assisted living facilities. Commercial real estate non-owner occupied loans are typically repaid with the funds received from the sale or refinancing of the property or rental income from such property.
Consumer and other loans.	Our consumer and other loans include loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans and personal lines of credit. Consumer loans are generally secured by vehicles and other household goods, with repayment depending primarily on the cash flow of the borrower. Consumer and other loans also include manufactured housing loans which are comprised of loans collateralized by manufactured housing not secured by real estate. As these manufacturing housing loans exhibit risk characteristics similar to both 1-to-4 family loans and consumer loans and are therefore further evaluated in a separate pool. Repayment is dependent upon the cash flow of the borrower and the value of the property. Other loans include municipal loans to states and political subdivisions in the U.S. and are repaid through tax revenues or refinancing.

As part of our lending policy and risk management activities, we track lending exposure of commercial and industrial and owner-occupied commercial real estate by industry classification (as defined by the North American Industry Classification System) and type to determine potential risks associated with industry concentrations, and if any risk issues could lead to additional credit loss exposure. The table below provides a summary of our commercial and industrial and owner-occupied commercial real estate portfolios by industry classification.

			December 31, 2025
(dollars in thousands)	Committed	Amount Outstanding	Nonperforming[1]
Commercial and industrial			
Real estate rental and leasing	$ 498,947	$ 310,780	$ —
Finance and insurance	489,183	294,801	—
Construction	446,795	156,596	660
Manufacturing	337,864	241,406	862
Wholesale trade	295,081	183,262	151
Information	252,924	183,985	—
Professional, scientific and technical services	239,088	132,802	34
Educational services	166,640	49,370	—
Retail trade	133,548	92,858	556
Other services (except public administration)	109,847	74,082	76
Administrative and support and waste management and remediation services	105,878	75,897	—
Health care and social assistance	100,988	54,958	409
Transportation and warehousing	91,916	85,618	2,056
Accommodation and food services	85,887	75,779	714
Arts, entertainment and recreation	68,326	47,198	112
Management of companies and enterprises	57,160	42,156	—
Other	166,070	80,387	743
Total	$ 3,646,142	$ 2,181,935	$ 6,373
Commercial real estate owner-occupied			
Real estate rental and leasing	$ 360,043	$ 350,473	$ 96
Retail trade	318,262	308,022	—
Other services (except public administration)	264,548	256,063	3,475
Manufacturing	254,294	243,768	141
Health care and social assistance	230,189	226,544	756
Accommodation and food services	149,991	149,258	1,388
Wholesale trade	142,181	135,884	—
Construction	109,511	95,702	—
Transportation and warehousing	100,040	89,578	477
Professional, scientific and technical services	65,281	63,237	89
Arts, entertainment and recreation	45,662	44,500	—
Agriculture, forestry, fishing and hunting	43,813	38,694	617
Administrative and support and waste management and remediation services	36,885	34,657	467
Educational services	21,895	21,200	—
Finance and insurance	21,631	19,209	2,668
Management of companies and enterprises	21,254	19,276	—
Other	55,655	52,805	432
Total	$ 2,241,135	$ 2,148,870	$ 10,606

(1) Nonperforming loans are those on which the accrual of interest has stopped, as well as loans that are contractually 90 or more days past due on which interest continues to accrue.

Additionally, we track our lending exposure of non-owner occupied commercial real estate and construction by collateral property type to determine potential risks associated with collateral types, and if any risk issues could lead to additional credit loss exposure. The table below provides a summary of our non-owner occupied commercial real estate and construction loan portfolios by collateral property type.

	December 31, 2025		
(dollars in thousands)	**Committed**	**Amount Outstanding**	**Nonperforming[(1)]**
Commercial real estate non-owner occupied			
Retail	$ 595,725	$ 584,055	$ —
Warehouse and industrial	576,798	558,850	2,249
Office	543,938	529,030	1,026
Hotel	504,907	503,665	—
Assisted living and special care facilities	164,157	163,444	—
Self-storage	134,304	133,021	102
Land-Manufactured housing	120,382	116,885	129
Healthcare facility	62,793	62,366	—
Restaurants, bars and event venues	57,605	52,477	1,008
Convenience store and gas station	45,020	44,670	—
Other	159,907	152,036	—
Total	$ 2,965,536	$ 2,900,499	$ 4,514
Construction			
Consumer:			
Construction	$ 244,131	$ 160,519	$ 19,539
Land	46,124	40,594	—
Commercial:			
Land	316,298	269,787	1,899
Multi-family	211,405	95,646	—
Retail	50,103	26,777	—
Hotel	46,095	21,334	—
Office	40,149	29,332	5,451
Healthcare facility	38,508	1,505	—
Self-storage	31,291	15,846	—
Recreation, sports and entertainment	21,208	12,992	—
Convenience store and gas station	21,062	10,255	—
Special care facilities	21,027	678	—
Car Washes	6,160	2,666	—
Other	111,893	71,121	—
Residential Development:			
Construction	527,446	320,553	3,305
Land	115,243	72,086	3,417
Lots	45,132	36,803	597
Total	$ 1,893,275	$ 1,188,494	$ 34,208

1) Nonperforming loans are those on which the accrual of interest has stopped, as well as loans that are contractually 90 days or more past due on which interest continues to accrue.

Loan maturity and sensitivities

The following table presents the contractual maturities of our loan portfolio as of December 31, 2025. Loans with scheduled maturities are reported in the maturity category in which the payment is due. Demand loans with no stated maturity and overdrafts are reported in the "due in 1 year or less" category. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. The tables do not include prepayment assumptions or scheduled repayments.

							December 31, 2025		
Loan type (dollars in thousands)		Maturing in one year or less		Maturing in one to five years		Maturing in five to fifteen years		Maturing after fifteen years	Total
Commercial and industrial	$	765,182	$	1,187,909	$	226,411	$	2,433	$ 2,181,935
Construction		561,440		499,591		98,160		29,303	1,188,494
Residential real estate:									
1-to-4 family mortgage		174,620		520,871		204,475		938,156	1,838,122
Residential line of credit		83,335		135,463		522,511		—	741,309
Multi-family mortgage		191,692		389,589		157,290		6,789	745,360
Commercial real estate:									
Owner-occupied		283,806		1,158,980		455,795		250,289	2,148,870
Non-owner occupied		460,894		1,691,857		663,911		83,837	2,900,499
Consumer and other		28,682		73,937		139,592		396,826	639,037
Total ($)	$	2,549,651	$	5,658,197	$	2,468,145	$	1,707,633	$ 12,383,626
Total (%)		20.6 %		45.7 %		19.9 %		13.8 %	100.0 %

For loans due after one year or more, the following table presents the interest rate composition for loans outstanding as of December 31, 2025.

					December 31, 2025	
Loan type (dollars in thousands)		Fixed interest rate		Floating interest rate		Total
Commercial and industrial	$	496,789	$	919,964	$	1,416,753
Construction		154,504		472,550		627,054
Residential real estate:						
1-to-4 family mortgage		1,169,002		494,500		1,663,502
Residential line of credit		4,024		653,950		657,974
Multi-family mortgage		290,805		262,863		553,668
Commercial real estate:						
Owner-occupied		1,136,941		728,123		1,865,064
Non-owner occupied		1,200,260		1,239,345		2,439,605
Consumer and other		534,440		75,915		610,355
Total ($)	$	4,986,765	$	4,847,210	$	9,833,975
Total (%)		50.7 %		49.3 %		100.0 %

The following table presents the contractual maturities of our loan portfolio segregated into fixed and floating interest rate loans as of December 31, 2025.

					December 31, 2025	
Contractual maturity (dollars in thousands)		Fixed interest rate		Floating interest rate		Total
One year or less	$	932,338	$	1,617,313	$	2,549,651
One to five years		2,882,317		2,775,880		5,658,197
Five to fifteen years		1,007,940		1,460,205		2,468,145
Over fifteen years		1,096,508		611,125		1,707,633
Total ($)	$	5,919,103	$	6,464,523	$	12,383,626
Total (%)		47.8 %		52.2 %		100.0 %

Asset quality

In order to operate with a sound risk profile, we focus on originating loans that we believe to be of high quality. We have established loan approval policies and procedures to assist us in maintaining the overall quality of our loan portfolio. When delinquencies in our loans exist, we rigorously monitor the levels of such delinquencies for any negative or adverse trends. From time to time, we may modify loans to extend the term or make other concessions, including interest rate reduction, a term extension, principal forgiveness, payment deferral, or a combination thereof, to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. Furthermore, we are committed to collecting on all of our loans. This practice leads to higher recoveries in the long-term.

Nonperforming assets

Our nonperforming assets consist of nonperforming loans, other real estate owned and other repossessed non-earning assets. As of December 31, 2025 and 2024, we had $158.1 million and $121.9 million, respectively, in nonperforming assets. Nonperforming loans are those on which the accrual of interest has stopped, as well as loans that are contractually 90 or more days past due on which interest continues to accrue. Accrued interest receivable written off as an adjustment to interest income amounted to $2.1 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively. Additionally, we had net interest recoveries on nonperforming assets previously charged off of $1.9 million and $1.8 million for the years ended December 31, 2025 and 2024, respectively.

Nonperforming loans HFI increased by $36.8 million to $120.5 million as of December 31, 2025 compared to $83.7 million as of December 31, 2024. The increase in nonperforming loans primarily occurred in our construction, multi-family, consumer and other and 1-4 family mortgage portfolios partially offset by a decrease in our commercial and industrial portfolio.

As of December 31, 2025 and 2024, we had $28.1 million and $31.4 million, respectively, of delinquent GNMA optional repurchase loans previously sold included on our consolidated balance sheets in loans held for sale. These are considered nonperforming assets as we do not earn any interest on the unexercised option to repurchase these loans.

The following table provides details of our nonperforming assets, the ratio of such loans and other nonperforming assets to total assets, and certain other related information as of the dates presented:

		December 31,	
(dollars in thousands)		2025	2024
Loan Type:			
Commercial and industrial	$	6,373	$ 10,391
Construction		34,208	11,453
Residential real estate:			
1-to-4 family mortgage		32,505	27,944
Residential line of credit		2,014	1,894
Multi-family mortgage		8,199	21
Commercial real estate:			
Owner-occupied		10,606	9,645
Non-owner occupied		4,514	6,179
Consumer and other		22,053	16,178
Total nonperforming loans HFI	$	120,472	$ 83,705
Mortgage loans held for sale[1]		28,102	31,357
Other real estate owned		6,009	4,409
Other repossessed assets		3,564	2,444
Total nonperforming assets	$	158,147	$ 121,915
Nonperforming loans HFI as a percentage of total loans HFI		0.97 %	0.87 %
Nonperforming assets as a percentage of total assets		0.97 %	0.93 %
Nonaccrual loans HFI as a percentage of loans HFI		0.71 %	0.62 %

(1) Represents optional right to repurchase government guaranteed GNMA mortgage loans previously sold that meet certain defined delinquency criteria.

We have evaluated our loans HFI classified as nonperforming and believe all nonperforming loans have been adequately reserved for in the allowance for credit losses on loans HFI as of December 31, 2025 and 2024. Management also continually monitors past due loans for potential credit quality deterioration. Loans not considered nonperforming include loans 30-89 days past due that continue to accrue interest amounting to $66.8 million at December 31, 2025 as compared to $47.9 million at December 31, 2024. The increase from December 31, 2024 to December 31, 2025 primarily occurred within our consumer and other, 1-4 family mortgage and commercial real estate portfolios.

Allowance for credit losses

The allowance for credit losses represents the portion of the loan's amortized cost basis that we do not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses is based on the loan's amortized cost basis, excluding accrued interest receivable, as we promptly charge off uncollectible accrued interest receivable.

Beginning with June 30, 2025, we began to utilize the discounted cash flow estimation technique, adjusted for current conditions and reasonable and supportable forecasts, to estimate the expected credit losses of its loan segments, except consumer and other loans, which utilized the weighted average remaining maturity loss rate technique. We determined that the use of the updated estimate techniques and related inputs and assumptions enhances the transparency, accuracy and relevance of information relating to the allowance for credit losses through the application of data and calculations more clearly calibrated to our historical experience, the nature of our loan portfolio and unfunded commitments, and expectations for future economic conditions and corresponding expected credit losses. See "Note 1, "Basis of presentation and summary of significant accounting policies" in this Report for further discussion on the change in estimate. The changes are accounted for as a change in estimate included in the provision for credit losses for the year ended December 31, 2025 and did not have a material impact to our operating results and financial condition.

Prior to June 30, 2025, our estimates for credit losses calculation utilized a lifetime loss rate model. See Note 1, "Basis of presentation and summary of significant accounting policies," in the notes to our consolidated financial statements in our Annual Report that was filed with the SEC on February 25, 2025, for additional information regarding our estimates prior to June 30, 2025.

The following table presents the allocation of the allowance for credit losses by loan HFI category as well as the ratio of loans by loan category compared to the total loans HFI portfolio as of the dates indicated:

| | | | | December 31, | | |
| | | 2025 | | | | 2024 |
(dollars in thousands)	Amount	ACL as a % of loans HFI category	% of loans to total loans HFI	Amount	ACL as a % of loans HFI category	% of loans to total loans HFI
Loan Type:						
Commercial and industrial	$ 24,130	1.11 %	18 %	$ 16,667	0.99 %	18 %
Construction	25,633	2.16 %	10 %	31,698	2.91 %	11 %
Residential real estate:						
1-to-4 family mortgage	33,218	1.81 %	15 %	25,340	1.57 %	17 %
Residential line of credit	10,589	1.43 %	6 %	10,952	1.82 %	6 %
Multi-family mortgage	12,260	1.64 %	6 %	10,512	1.61 %	7 %
Commercial real estate:						
Owner-occupied	21,609	1.01 %	17 %	11,993	0.88 %	14 %
Non-owner occupied	36,235	1.25 %	23 %	25,531	1.22 %	22 %
Consumer and other	22,309	3.49 %	5 %	19,249	3.90 %	5 %
Total allowance for credit losses on loans HFI	$185,983	1.50 %	100 %	$151,942	1.58 %	100 %

The following table summarizes activity in our allowance for credit losses on loans HFI during the periods indicated:

	Years Ended December 31,		
(dollars in thousands)	2025	2024	2023
Allowance for credit losses on loans HFI at beginning of period	$ 151,942	$ 150,326	$ 134,192
Initial allowance for credit losses on loans purchased with credit deterioration	7,518	—	—
Charge-offs:			
Commercial and industrial	(3,136)	(11,080)	(462)
Construction	(399)	(122)	—
Residential real estate:			
1-to-4 family mortgage	(1,126)	(439)	(46)
Residential line of credit	—	(73)	—
Commercial real estate:			
Owner-occupied	(17)	—	(144)
Consumer and other	(4,196)	(3,051)	(2,851)
Total charge-offs	$ (8,874)	$ (14,765)	$ (3,503)
Recoveries:			
Commercial and industrial	$ 386	$ 428	$ 273
Construction	—	—	10
Residential real estate:			
1-to-4 family mortgage	39	84	100
Residential line of credit	12	18	1
Commercial real estate:			
Owner-occupied	42	245	109
Non-owner occupied	529	—	1,833
Consumer and other	1,200	939	573
Total recoveries	$ 2,208	$ 1,714	$ 2,899
Net charge-offs	(6,666)	(13,051)	(604)
Impact of change in accounting estimate for current expected credit losses[1]	(6,848)	—	—
Provision for credit losses on loans HFI[1]	40,037	14,667	16,738
Allowance for credit losses on loans HFI at the end of period	$ 185,983	$ 151,942	$ 150,326
Ratio of net charge-offs during the period to average loans outstanding during the period	(0.06)%	(0.14)%	(0.01)%
Allowance for credit losses on loans HFI as a percentage of loans	1.50 %	1.58 %	1.60 %
Allowance for credit losses on loans HFI as a percentage of nonaccrual loans HFI	212.0 %	256.0 %	311.7 %
Allowance for credit losses on loans HFI as a percentage of nonperforming loans	154.4 %	181.5 %	246.7 %

(1) Includes the impact of changes to estimation techniques, inputs and assumptions used to estimate credit losses during the year ended December 31, 2025. See "Note 1, "Basis of presentation and summary of significant accounting policies" in this Report for further discussion on the change in estimate.

The following tables details our provision for (reversal of) credit losses on loans HFI and net (charge-offs) recoveries to average loans HFI outstanding by loan category during the periods indicated:

(dollars in thousands)	Provision for (reversal of) credit losses on loans HFI[1]	Net (charge-offs) recoveries	Average loans HFI	Ratio of net (charge-offs) recoveries to average loans HFI
Year Ended December 31, 2025				
Commercial and industrial	$ 8,254	$ (2,750)	$ 1,939,663	(0.14)%
Construction	(5,964)	(399)	1,123,085	(0.04)%
Residential real estate:				
1-to-4 family mortgage	8,901	(1,087)	1,736,885	(0.06)%
Residential line of credit	(406)	12	662,550	— %
Multi-family mortgage	1,589	—	680,205	— %
Commercial real estate:				
Owner-occupied	8,076	25	1,730,888	— %
Non-owner occupied	6,757	529	2,519,175	0.02 %
Consumer and other	5,982	(2,996)	623,411	(0.48)%
Total	$ 33,189	$ (6,666)	$ 11,015,862	(0.06)%
Year Ended December 31, 2024				
Commercial and industrial	$ 7,720	$ (10,652)	$ 1,655,250	(0.64)%
Construction	(3,552)	(122)	1,199,414	(0.01)%
Residential real estate:				
1-to-4 family mortgage	(810)	(355)	1,587,111	(0.02)%
Residential line of credit	1,539	(55)	562,877	(0.01)%
Multi-family mortgage	1,670	—	629,920	— %
Commercial real estate:				
Owner-occupied	1,095	245	1,278,683	0.02 %
Non-owner occupied	2,566	—	2,021,677	— %
Consumer and other	4,439	(2,112)	449,526	(0.47)%
Total	$ 14,667	$ (13,051)	$ 9,384,458	(0.14)%
Year Ended December 31, 2023				
Commercial and industrial	$ 8,682	$ (189)	$ 1,678,832	(0.01)%
Construction	(4,446)	10	1,594,317	— %
Residential real estate:				
1-to-4 family mortgage	310	54	1,558,477	— %
Residential line of credit	1,973	1	507,884	— %
Multi-family mortgage	2,352	—	519,554	— %
Commercial real estate:				
Owner occupied	2,905	(35)	1,169,680	— %
Non-owner occupied	(784)	1,833	1,925,759	0.10 %
Consumer and other	5,746	(2,278)	381,474	(0.60)%
Total	$ 16,738	$ (604)	$ 9,335,977	(0.01)%

(1) Includes the impact of changes to estimation techniques, inputs and assumptions used to estimate credit losses during the year ended December 31, 2025. See "Note 1, "Basis of presentation and summary of significant accounting policies" in this Report for further discussion on the change in estimate.

The ACL on loans HFI was $186.0 million and $151.9 million and represented 1.50% and 1.58% of loans HFI as of December 31, 2025 and 2024, respectively. For further information related to the change in the ACL refer to "Provision for credit losses" section herein and Note 4, "Loans and allowance for credit losses on loans HFI" in the notes to our consolidated financial statements.

Our ratio of total nonperforming loans HFI as a percentage of total loans HFI increased by 10 basis points to 0.97% as of December 31, 2025 compared to December 31, 2024 primarily due to increases in nonperforming loans in our construction, multi-family, consumer and other and 1-4 family mortgages portfolios partially offset by a decrease in our commercial and industrial portfolio.

For the year ended December 31, 2025, we experienced net charge-offs of $6.7 million, or 0.06% of average loans HFI, compared to net charge-offs of $13.1 million, or 0.14% for the year ended December 31, 2024. We also maintain an allowance for credit losses on unfunded commitments in other liabilities, which increased to $16.2 million as of December 31, 2025 from $6.1 million as of December 31, 2024 due primarily to the change in CECL loss estimation methodology and the initial provision from unfunded commitments acquired in the Southern States merger.

Loans held for sale

Mortgage loans held for sale consisted of $173.0 million of residential real estate mortgage loans in the process of being sold to third-party private investors or government sponsored agencies and $28.1 million of GNMA optional repurchase loans. This compares to $95.4 million of residential real estate mortgage loans in the process of being sold to third-party private investors or government sponsored agencies and $31.4 million of GNMA optional repurchase loans as of December 31, 2024.

Other earning assets

Securities purchased under agreements to resell ("reverse repurchase agreements")

We enter into agreements with certain customers to purchase investment securities under agreements to resell at specific dates in the future. This investment deploys some of our unused liquidity position into an instrument that improves the return on those funds. Securities purchased under agreements to resell totaled $45.8 million and $61.1 million at December 31, 2025 and 2024, respectively.

Federal funds sold

Federal funds sold may fluctuate from period to period depending upon our liquidity position at the time and our strategy for deploying liquidity. Federal funds sold totaled $167.5 million and $64.8 million at December 31, 2025 and 2024, respectively.

AFS debt securities portfolio

Our investment portfolio objectives include maximizing total return after other primary objectives are achieved such as, but not limited to, providing liquidity, capital preservation, and pledging collateral for certain deposit types, various lines of credit and other borrowings. The investment objectives guide the portfolio allocation among security types, maturities, and other attributes.

The fair value of our AFS debt securities portfolio was $1.46 billion and $1.54 billion as of December 31, 2025 and 2024, respectively. Included in the fair value of AFS debt securities were net unrealized losses of $47.9 million and $141.4 million as of December 31, 2025 and 2024, respectively. Current net unrealized losses are driven by prevailing interest rate levels versus interest rate levels when many of the bonds were purchased.

During the year ended December 31, 2025, we sold $266.9 million of AFS debt securities, resulting in a loss on securities of $60.5 million. We used the proceeds from this transaction to redeem outstanding subordinated and trust preferred debt, as well as originate higher yielding loans. During the same period, maturities, prepayments and calls of AFS debt securities totaled $301.0 million and purchases totaled $421.5 million.

During the year ended December 31, 2024, we sold $526.4 million of AFS debt securities, resulting in a loss on securities of $56.4 million. We primarily sold fixed rate, deeply discounted mortgage bonds and low yielding municipal bonds and reinvested the proceeds into U.S. government agency AFS debt securities and a blend of fixed and floating rate securities to achieve the best accretion profile for the Bank. Including the reinvestment of these proceeds, we purchased $905.4 million of AFS debt securities during the year ended December 31, 2024. Maturities, prepayments and calls of AFS debt securities totaled $299.8 million for the year ended December 31, 2024.

The following table sets forth the fair value, scheduled maturities and weighted average yields for our AFS debt securities portfolio as of the dates indicated below:

					December 31,	
		2025			2024	
(dollars in thousands)	Fair value	% of total investment securities	Weighted average yield [1]	Fair value	% of total investment securities	Weighted average yield [1]
U.S. government agency securities:						
Maturing within one year	—	— %	— %	—	— %	— %
Maturing in one to five years	—	— %	— %	—	— %	— %
Maturing in five to ten years	284,641	19.5 %	4.50 %	207,220	13.5 %	5.28 %
Maturing after ten years	385,447	26.4 %	4.65 %	355,787	23.1 %	5.47 %
Total U.S. government agency securities	670,088	45.9 %	4.59 %	563,007	36.6 %	5.40 %
Mortgage-backed securities - residential and commercial:						
Maturing within one year	—	— %	— %	2,222	0.1 %	3.35 %
Maturing in one to five years	2,192	0.2 %	7.52 %	343	— %	2.16 %
Maturing in five to ten years	44,058	3.0 %	4.06 %	13,424	0.9 %	2.73 %
Maturing after ten years	566,748	38.8 %	3.89 %	809,867	52.8 %	3.10 %
Total mortgage-backed securities - residential and commercial	612,998	42.0 %	3.89 %	825,856	53.8 %	3.09 %
Municipal securities:						
Maturing within one year	204	— %	2.81 %	548	— %	4.26 %
Maturing in one to five years	5,673	0.4 %	3.82 %	3,611	0.2 %	3.56 %
Maturing in five to ten years	42,493	2.9 %	3.53 %	15,723	1.0 %	3.06 %
Maturing after ten years	120,000	8.2 %	3.03 %	127,975	8.3 %	2.93 %
Total municipal securities	168,370	11.5 %	3.18 %	147,857	9.5 %	2.96 %
U.S. Treasury securities:						
Maturing within one year	—	— %	— %	299	— %	4.25 %
Maturing in one to five years	5,803	0.4 %	3.71 %	—	— %	— %
Maturing in five to ten years	1,322	0.1 %	3.81 %	—	— %	— %
Maturing after ten years	—	— %	— %	—	— %	— %
Total U.S. Treasury securities	7,125	0.5 %	3.73 %	299	— %	4.25 %
Corporate securities:						
Maturing within one year	—	— %	— %	—	— %	— %
Maturing in one to five years	998	0.1 %	6.76 %	989	0.1 %	7.98 %
Maturing in five to ten years	—	— %	— %	—	— %	— %
Maturing after ten years	—	— %	— %	—	— %	— %
Total corporate securities	998	0.1 %	6.76 %	989	0.1 %	7.98 %
Total AFS debt securities	$ 1,459,579	100.0 %	4.13 %	$ 1,538,008	100.0 %	3.93 %

(1) Yields on a tax-equivalent basis.

Equity securities, at fair value

As of December 31, 2025, we had $0.2 million in marketable equity securities recorded at fair value that were acquired through our merger with Southern States. The change in the fair value of equity securities recorded at fair value resulted in a net gain of $14 thousand for the year ended December 31, 2025. Subsequent to December 31, 2025, the remaining marketable equity securities were sold.

Deposits

Deposits represent the Bank's primary source of funding. We continue to focus on growing core customer deposits through our relationship driven banking philosophy, community-focused marketing programs and our treasury management services.

Total deposits increased to $13.91 billion as of December 31, 2025 from $11.21 billion a year earlier, driven primarily by $2.47 billion of deposits assumed in the Southern States merger. Noninterest-bearing deposits rose to $2.63 billion from $2.12 billion, including $562.5 million assumed in the merger. Interest-bearing deposits increased to $11.28 billion from $9.09 billion, reflecting $1.91 billion of merger-related balances.

Within interest-bearing categories, checking balances declined to $2.65 billion from $2.91 billion as management continued efforts to reduce higher-cost deposits. Money market and savings balances grew by $1.63 billion due to the merger, customer deposit campaigns and commercial relationship growth across the footprint. Customer time deposits increased by $648.7 million, supported by the Southern States merger and a $130.0 million increase in public fund time deposits. Brokered and internet time deposits rose $156.5 million to $625.6 million as part of our liquidity management strategy.

We also experienced a decrease in the cost of interest-bearing deposits, reflecting a lower interest rate environment. Average deposit balances by type, together with the average rates per period are reflected in the average balance sheet amounts, interest paid, and rate analysis tables included in this management's discussion and analysis under the subheading "Results of operations" discussion.

Our deposit base may include certain deposits from related parties as disclosed within Note 23, "Related party transactions" in the notes to our consolidated financial statements included in this Report.

The following table sets forth the distribution by type of our deposit accounts as of the dates indicated:

									December 31,
		2025			**2024**				**2023**
(dollars in thousands)	Amount	% of total deposits	Average rate[1]	Amount	% of total deposits	Average rate[1]	Amount	% of total deposits	Average rate[1]
Deposit Type									
Noninterest-bearing demand	$ 2,634,395	19%	—%	$ 2,116,232	19%	—%	$2,218,382	21%	—%
Interest-bearing checking	2,651,369	19%	2.31%	2,906,425	26%	3.05%	2,504,421	24%	2.86%
Money market	5,541,144	40%	3.39%	3,986,777	36%	3.84%	3,819,814	36%	3.53%
Savings deposits	428,496	3%	0.22%	351,706	3%	0.07%	385,037	4%	0.06%
Customer time deposits	2,028,923	15%	3.71%	1,380,205	12%	3.97%	1,469,811	14%	3.15%
Brokered and internet time deposits	625,634	4%	4.25%	469,089	4%	4.86%	150,822	1%	5.27%
Total deposits	$13,909,961	100%	2.49%	$11,210,434	100%	2.76%	$10,548,287	100%	2.39%
Customer Time Deposits[2]									
0.00-1.00%	$ 81,752	4%		$ 65,302	5%		$ 62,464	4%	
1.01-2.00%	55,299	3%		63,582	5%		114,521	8%	
2.01-3.00%	225,090	11%		74,171	5%		51,346	4%	
3.01-4.00%	949,539	47%		264,863	19%		268,550	18%	
4.01-5.00%	716,099	35%		875,916	63%		812,781	55%	
Above 5.00%	1,144	—%		36,371	3%		160,149	11%	
Total customer time deposits	$ 2,028,923	100%		$ 1,380,205	100%		$1,469,811	100%	
Brokered and Internet Time Deposits[2]									
0.00-1.00%	$ —	—%		$ —	—%		$ 99	—%	
1.01-2.00%	—	—%		—	—%		—	—%	
2.01-3.00%	—	—%		—	—%		248	—%	
3.01-4.00%	574,468	92%		169,088	36%		—	—%	
4.01-5.00%	51,166	8%		199,888	43%		—	—%	
Above 5.00%	—	—%		100,113	21%		150,475	100%	
Total brokered and internet time deposits	$ 625,634	100%		$ 469,089	100%		$ 150,822	100%	
Total time deposits	$ 2,654,557			$ 1,849,294			$1,620,633		

(1) Average rates presented for the years ended December 31, 2025, 2024 and 2023, respectively.
(2) Based on rates presented as of period-end.

Further details related to our deposit customer base is presented below as of the dates indicated:

				December 31,
		2025		**2024**
(dollars in thousands)	Amount	% of total deposits	Amount	% of total deposits
Deposits by customer segment[1]				
Consumer	$ 6,063,015	44%	$ 4,853,609	43%
Commercial	6,162,221	44%	4,802,105	43%
Public	1,684,725	12%	1,554,720	14%
Total deposits	$13,909,961	100%	$11,210,434	100%

(1) Segments are determined based on the customer account level.

The tables below set forth maturity information on time deposits as of December 31, 2025, categorized by balances less than $250 and greater than $250, exceeding FDIC insurance limits:

(dollars in thousands)		Amount	Weighted average interest rate at period end
Time deposits of $250 and less			
Months to maturity:			
Three or less	$	438,575	3.80 %
Over Three to Six		587,087	3.76 %
Over Six to Twelve		412,479	3.52 %
Over Twelve		497,632	3.49 %
Total	$	1,935,773	3.65 %
Time deposits of greater than $250			
Months to maturity:			
Three or less	$	204,062	3.94 %
Over Three to Six		260,532	3.86 %
Over Six to Twelve		110,023	3.54 %
Over Twelve		144,167	3.53 %
Total	$	718,784	3.77 %

Uninsured deposits are defined as the portion of deposit accounts in U.S. federally insured depository institutions that exceed the FDIC insurance limit and amounts in any other uninsured investment or deposit account that are classified as deposits and are not subject to any federal or state deposit insurance regimes. Collateralized deposits are included within our total uninsured deposits.

As of December 31, 2025, the estimated portion of time deposits outstanding that are otherwise uninsured by maturity were as follows:

(dollars in thousands)		Amount
Months to maturity:		
Three or less	$	167,225
Over Three to Six		226,959
Over Six to Twelve		97,337
Over Twelve		139,762
Total	$	631,283

Further details related to our estimated insured or collateralized deposits and uninsured and uncollateralized deposits is presented below as of the dates indicated:

		December 31,		
		2025		2024
Estimated insured or collateralized deposits[1]	$	9,825,599	$	8,346,796
Estimated uninsured and uncollateralized deposits[1]	$	4,084,362	$	2,863,638
Estimated uninsured and uncollateralized deposits as a % of total deposits[1]		29.4 %		25.5 %
Estimated uninsured deposits[2]	$	5,777,547	$	4,478,898

(1) Amounts are shown on a fully consolidated basis and exclude deposits of affiliates that are eliminated in consolidation.
(2) Amounts are shown on an unconsolidated basis consistent with regulatory reporting requirements.

Borrowed funds

Deposits are the primary source of funds for our lending activities and general business purposes. However, we also fund our operations through other channels, including obtaining advances from the FHLB, borrowings from the Federal Reserve's Discount Window or one-off borrowing programs, purchasing federal funds and engaging in overnight borrowing with correspondent banks, or entering into client repurchase agreements. We use these sources of funds as part of our asset liability management process to control our long-term interest rate risk exposure, even if it may increase our short-term cost of funds.

Our level of short-term borrowings fluctuates daily based on funding needs, the sources of funds to meet those needs, and the overall interest rate environment and cost of public funds.

Securities sold under agreements to repurchase and federal funds purchased

We enter into agreements with certain customers to sell certain securities under agreements to repurchase the security the following day. These agreements are made to provide customers with comprehensive treasury management products as a short-term return for their excess funds. Securities sold under agreements to repurchase totaled $9.9 million and $13.5 million at December 31, 2025 and 2024, respectively.

We also maintain lines with certain correspondent banks that provide borrowing capacity in the form of federal funds purchased. Federal funds purchased are short-term borrowings that typically mature within one to fourteen days. Borrowings against these lines, which are classified as federal funds purchased, totaled $90.0 million as of December 31, 2025. There were no such borrowings as of December 31, 2024.

FHLB advances

As a member of the FHLB system, we may utilize advances from the FHLB in order to provide additional liquidity and funding. Under these short-term agreements, we maintain a line of credit that as of December 31, 2025 and 2024 had total borrowing capacity of $2.21 billion and $1.40 billion, respectively. As of December 31, 2025 and 2024, we had qualifying loans pledged as collateral securing these lines amounting to $3.82 billion and $2.61 billion, respectively. There were no FHLB advances outstanding as of December 31, 2025 or December 31, 2024.

Subordinated debt

Prior to the year ended December 31, 2025, we had issued junior subordinated debentures through two separate trusts which issued floating rate trust preferred securities to external investors. The trusts were created for the sole purpose of issuing 30-year capital trust preferred securities to fund the purchase of the junior subordinated debentures. In September 2025, we redeemed notes related to these trusts at the principal amount plus accrued and unpaid interest pursuant to the terms of the debentures. As a result of this redemption, we redeemed $30.9 million of junior subordinated debentures.

Separately, during September 2025, the Bank redeemed $100.0 million of ten-year fixed-to-floating rate subordinated notes. This redemption was executed at the principal amount plus accrued interest, in accordance with the terms of the notes.

On July 1, 2025, we assumed three separate fixed-to-floating rate subordinated notes in connection with our merger with Southern States with a principal balance totaling $92.5 million. As of December 31, 2025, no other subordinated debt remained outstanding apart from the debt assumed through this business combination.

Further details regarding our subordinated debt as of December 31, 2025 are provided below.

(dollars in thousands)	Year established	Maturity	Call date	Total debt outstanding	Interest rate	Coupon structure
February 2032 Subordinated Debt[1]	2022	02/07/2032	03/30/2027	$ 47,500	3.50%	Quarterly fixed[2]
October 2032 Subordinated Debt[1]	2022	10/26/2032	12/30/2027	40,000	7.00%	Quarterly fixed[2]
December 2031 Subordinated Debt[1]	2021	12/22/2031	12/31/2026	5,000	3.50%	Quarterly fixed[2]
Unamortized fair value marks				(8,830)		
Total subordinated debt, net				$ 83,670		

[1] The Company classifies the issuance, net of unamortized fair value marks, as Tier 2 capital, which will be phased out 20% per year in the final five years before maturity.
[2] Beginning on respective call date, the coupon structure migrates to 3M SOFR plus a spread of 205 basis points, 306 basis points and 242 basis points for the February 2032, October 2032 and December 2031 subordinated issues, respectively, through the end of the term of each debenture.

Other borrowings

Other borrowings include our finance lease liability totaling $1.1 million and $1.2 million as of December 31, 2025 and 2024, respectively. Additionally, other borrowings include optional rights to repurchase GNMA loans previously sold that meet certain defined delinquency criteria and are eligible for repurchase totaling $28.1 million and $31.4 million as of December 31, 2025 and 2024, respectively. See Note 8, "Leases" and Note 17, "Fair value of financial instruments" within the notes to our consolidated financial statements herein for additional information regarding our finance lease and optional rights to repurchase GNMA loans, respectively.

Other borrowings may periodically include borrowings from the Federal Reserve's Discount Window or other borrowing programs available to us as an additional source of short-term liquidity. As of December 31, 2025 and 2024, there were no such other borrowings outstanding. Under our Borrower-in-Custody arrangement, we are permitted to pledge qualifying loans as collateral while retaining possession of the loan documentation. As of December 31, 2025 and 2024, we had pledged loan collateral totaling $2.88 billion and $2.56 billion, respectively, to the Federal Reserve under the Borrower-in-Custody program, resulting in total borrowing capacity of $2.27 billion and $2.05 billion, respectively.

Liquidity and capital resources

We are expected to maintain adequate liquidity at the Bank to meet the cash flow requirements of clients who may be either depositors wishing to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Our Liquidity Policy is intended to cause the Bank to maintain adequate liquidity and, therefore, enhance our ability to raise funds to support asset growth, meet deposit withdrawals and lending needs and otherwise sustain our operations. We accomplish this through management of the maturities of our interest-earning assets and interest-bearing liabilities. We believe that our present position is adequate to meet our current and future liquidity needs.

We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of our short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of clients, while maintaining an appropriate balance between assets and liabilities to optimize our net interest margin. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits.

As part of our liquidity management strategy, we focus on minimizing our costs of liquidity and attempt to decrease these costs by growing our noninterest-bearing and other low-cost deposits, while replacing higher cost funding sources. While we do not control the types of deposit instruments our clients choose, we do influence those choices with the rates and the deposit specials we offer. Increasing interest rates generally attracts customers to higher cost interest-bearing deposit products as they seek to maximize their yield.

Our investment portfolio is another alternative for meeting liquidity needs. These assets generally have readily available markets that offer conversions to cash as needed. AFS debt securities within our investment portfolio are typically used to secure government, public, trust and other deposits and as collateral for short-term borrowings, letters of credit and derivative instruments. As of December 31, 2025 and 2024, we had pledged securities with carrying values of $810.6 million and $937.0 million, respectively.

Additional sources of liquidity include federal funds purchased, repurchase agreements, FHLB borrowings, Federal Reserve Discount Window borrowings and lines of credit. Interest is charged at the prevailing market rate on federal funds purchased, reverse repurchase agreements and FHLB advances, and at the Federal Reserve's primary credit rate for Discount Window borrowings.

Overnight advances obtained from the FHLB are used primarily to meet day to day liquidity needs, particularly when the cost of such borrowing compares favorably to the rates that we would be required to pay to attract deposits. There were no FHLB advances outstanding as of December 31, 2025 or December 31, 2024. As of December 31, 2025, we had the ability to borrow $2.21 billion through FHLB advances, all of which remained available. As of December 31, 2024, we had $1.40 billion available, all of which remained available.

Short-term borrowings from the Federal Reserve's Discount Window serve as an additional contingent source of liquidity. The Company accesses the Discount Window through its Borrower-in-Custody collateral arrangement, which permits the Bank to pledge qualifying loans while retaining custody of the underlying loan documentation. There were no Federal Reserve Discount Window borrowings outstanding as of December 31, 2025 or December 31, 2024. As of December 31, 2025, we had borrowing capacity of $2.27 billion under the Discount Window Borrower-in-Custody program, all of which remained available. As of December 31, 2024, capacity totaled $2.05 billion, all of which remained available.

We also maintained unsecured lines of credit with other commercial banks totaling $405.0 million and $370.0 million as of December 31, 2025 and 2024, respectively. These are unsecured, uncommitted lines of credit typically maturing at various times within the next twelve months. Borrowings against these lines, which are classified as federal funds purchased, totaled $90.0 million as of December 31, 2025. There were no such borrowings as of December 31, 2024. As of both December 31, 2025 and 2024, we also had $50.0 million available through the IntraFi network, which allows us to offer banking customers access to FDIC insurance protection on deposits through our Bank which exceed FDIC insurance limits.

Our current on-balance sheet liquidity and available sources of liquidity are summarized in the table below:

| (dollars in thousands) | December 31, | |
	2025	2024
Current on-balance sheet liquidity:		
Cash and cash equivalents	$ 1,155,895	$ 1,042,488
Unpledged AFS debt securities	649,000	600,965
Equity securities, at fair value	155	—
Total on-balance sheet liquidity	$ 1,805,050	$ 1,643,453
Available sources of liquidity:		
Unsecured borrowing capacity[1]	$ 3,915,314	$ 3,318,091
FHLB remaining borrowing capacity	2,214,796	1,397,905
Federal Reserve discount window	2,268,599	2,053,541
Total available sources of liquidity	$ 8,398,709	$ 6,769,537
On-balance sheet liquidity as a percentage of total assets	11.1 %	12.5 %
On-balance sheet liquidity and available sources of liquidity as a percentage of estimated uninsured and uncollateralized deposits[2]	249.8 %	293.8 %

(1) Includes capacity available per internal policy in the form of brokered deposits and unsecured lines of credit.
(2) Amounts are shown on a fully consolidated basis and exclude deposits of affiliates that are eliminated in consolidation.

The Company also maintains the ability to access capital markets to meet its liquidity needs. The Company may utilize various methods to raise capital, including through the sale of common stock, preferred stock, debt securities, warrants, rights, or other securities. Specific terms and prices would be determined at the time of any such offering. In the past, the Company has utilized capital markets to generate liquidity in the form of common stock and subordinated debt primarily for the purpose of funding acquisitions.

The Company is a corporation separate and apart from the Bank and, therefore, it must provide for its own liquidity. The Company's main source of funding is dividends declared and paid by the Bank to the Company. Statutory and regulatory limitations exist that affect the ability of the Bank to pay dividends to the Company. Management believes that these limitations will not impact the Company's ability to meet its ongoing short-term cash obligations. For additional information regarding dividend restrictions, see the "Item 1. Business - Supervision and regulation," "Item 1A. Risk Factors - Risks related to our business" and "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Dividends," each of which is set forth in this Annual Report .

Due to state banking laws and the Federal Reserve's Regulation H, the Bank may not declare dividends in any calendar year in an amount exceeding the total of its net income for that year combined with its retained net income of the preceding two years, without the prior approval of the TDFI and/or Federal Reserve. Based upon these regulations, as of December 31, 2025 and 2024, $36.7 million and $185.9 million of the Bank's retained earnings were available for the payment of dividends without such prior approval. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. During the year ended December 31, 2025, there were $201.6 million in cash dividends approved by the board for payment from the Bank to the holding company. During the year ended December 31, 2024, there were $61.5 million in cash dividends approved by the board for payment from the Bank to the holding company. Additionally, asset dividends of equity securities amounting to $21.7 million were distributed from the Bank to the holding company during the year ended December 31, 2024. There was no such asset dividend for the year ended December 31, 2025. Subsequent to the year ended December 31, 2025, the Board approved a dividend from the Bank to the holding company to be paid in the first quarter of 2026 for $35.8 million.

During the year ended December 31, 2025, the Company declared shareholder dividends of $0.76 per share, or $38.3 million. During the year ended December 31, 2024, the Company declared shareholder dividends of $0.68 per share, or $32.2 million. Subsequent to year ended December 31, 2025, the Company declared a quarterly dividend in the amount of $0.21 per share, payable on February 24, 2026, to stockholders of record as of February 10, 2026.

Our total shareholders' equity was $1.95 billion and $1.57 billion as of December 31, 2025 and December 31, 2024, respectively. The increase in shareholders' equity was primarily attributable to the $368.0 million of common stock issued in connection with our merger with Southern States, net income of $122.6 million and a $44.7 million unrealized loss reclassification adjustment for loss on sale of securities included in net income, net of tax benefit. This increase was partially offset by dividends declared of $38.3 million and stock repurchases of $155.9 million. Book value per common share was $37.64 as of December 31, 2025 and $33.59 as of December 31, 2024.

Our capital management consists of providing adequate equity to support our current and future operations. We are subject to various regulatory capital requirements administered by state and federal banking agencies, including the TDFI, Federal Reserve and the FDIC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on our financial condition and results of operations. The Federal Reserve and the FDIC have issued guidelines governing the levels of capital that banks must maintain. As of December 31, 2025 and 2024, we met all capital adequacy requirements for which we were subject. See additional discussion regarding our capital adequacy and ratios within Note 20, "Minimum capital requirements" in the notes to our consolidated financial statements contained herein.

December 31, 2025	FB Financial Corporation	FirstBank	To be Well-Capitalized[1]
Total risk-based capital ratio	13.2 %	12.9 %	10.0 %
Tier 1 risk-based capital ratio	11.4 %	11.7 %	8.0 %
Common equity tier 1 ratio	11.4 %	11.7 %	6.5 %
Tier 1 leverage ratio	10.3 %	10.5 %	5.0 %

(1) Applicable to Bank level capital.

Capital ratios are well above regulatory requirements for well-capitalized institutions. Management uses risk-based capital ratios in its analysis of the measures to assess the quality of capital and believes that investors may find it useful in their analysis of the Company.

Critical accounting estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and general practices within the banking industry. A summary of our accounting policies is included in "Item 8. Financial Statements and Supplementary Data - Note 1, Basis of presentation and summary of significant accounting policies" of this Report. Certain of these policies require management to apply significant judgment and estimates, which can have a material impact on the carrying value of certain assets and liabilities, and we consider the below policies to be our critical accounting policies.

Business combinations and goodwill

We apply the acquisition method to business combinations, recording acquired assets and assumed liabilities at estimated fair value as of the acquisition date. Goodwill represents the excess of the purchase consideration over the fair value of net identifiable assets. Determining these fair values requires significant judgment and are based on valuation methodologies that incorporate management's assumptions regarding projected cash flows, credit performance expectations, discount rates and collateral values. These assumptions are inherently uncertain and influenced by market and economic conditions; small changes in key inputs can materially affect the fair values assigned and resulting amount of goodwill recognized.

During the year, we completed the merger of Southern States which resulted in the recognition of goodwill. Goodwill is not amortized but rather is evaluated at least annually for impairment. Also during the year ended December 31, 2025, we performed a qualitative impairment assessment for the Banking reporting unit and concluded that it was not more likely than not that the unit's fair value was below its carrying amount. Accordingly, no quantitative test or impairment of goodwill was required. If future qualitative or quantitative assessments indicate a reduced fair value, due to changes in assumptions such as discount rates, long-term growth rates, expectations or projected earnings, an impairment charge may be required. Adverse changes in these assumptions could reduce the estimated fair value of the reporting unit and could result in an impairment charge.

Allowance for credit losses

The allowance for credit losses represents management's best estimate of expected credit losses over the life of our loan portfolios as measured at each respective recent balance sheet date. However, significant downturns in circumstances relating to loan quality or economic conditions could necessitate additional provisions or reductions in the ACL. Unanticipated changes and events could have a significant impact on the financial performance of our loan customers and their ability to perform as agreed. The economic indices sourced from economic forecasts and used in developing the ACL include the unemployment rate, U.S. prime rate, and changes in commercial real estate and U.S. housing prices.

Given the dynamic relationship between economic variables within our modeling framework it is difficult to estimate the impact of a change in any one individual variable on the ACL. However, to illustrate a hypothetical sensitivity, we calculated a quantitative allowance using an alternative negative economic scenario. Under this alternative negative economic scenario, a significant deterioration in economic conditions was assumed which would negatively impact the underlying economic variables, compared to our baseline forecast. Below is a comparison of key economic assumptions between these scenarios at the end of each period noted below.

	Q1 2026	Q2 2026	Q3 2026	Q4 2026
Baseline forecast:				
Unemployment rate	4.40%	4.60%	4.70%	4.80%
U.S. prime rate	6.00%	5.80%	5.80%	5.40%
CRE price index	1.30%	1.40%	1.50%	1.60%
National housing price index	2.88%	(0.05)%	(0.89)%	(0.05)%
Negative economic scenario:				
Unemployment rate	5.50%	6.40%	7.10%	7.20%
U.S. prime rate	6.00%	5.80%	5.40%	5.10%
CRE price index	0.50%	—%	(0.10)%	1.00%
National housing price index	0.60%	(4.90)%	(7.60)%	(6.70)%

Excluding the impact of qualitative considerations, using only the alternative negative economic scenario would result in a hypothetical increase over our recognized ACL of approximately $98.2 million, or 56.3%, at December 31, 2025.

The preceding sensitivity analysis results do not represent our view of expected credit losses nor is it intended to estimate future changes in provisioning for credit losses due to:

- highly uncertain and speculative economic environment;

- inter-relatedness and non-linearity of economic variables resulting inability to extrapolate to additional changes in variables; and

- sensitivity analysis does not consider any quantitative or qualitative adjustments and associated risk profile components incorporated by management as part of its overall ACL framework.

Mortgage servicing rights

We account for our mortgage servicing rights at fair value at each reporting date with changes in the fair value reported in earnings in the period in which the changes occur. We retain the right to service certain mortgage loans that we sell to secondary market investors. These mortgage servicing rights are recognized as a separate asset on the date the corresponding mortgage is sold.

The retained mortgage servicing right is initially measured at the fair value of future net cash flows expected to be realized for performing servicing activities. Fair value is determined using an income approach with various assumptions including expected cash flows, prepayment speeds, market discount rates, servicing costs, and other factors. These techniques require management to make estimates regarding future servicing cash flows, taking into consideration historical and forecasted residential mortgage loan prepayment rates, discount rates, escrow balance and servicing costs. Changes in interest rates and prepayments speeds or other factors impact the fair value of the MSR which impacts earnings. The fair value of the MSR was $148.8 million at December 31, 2025.

Based on a hypothetical sensitivity analysis, we estimate that an increase in discount rates of 100 basis points and 200 basis points would reduce the December 31, 2025 fair value of the MSR by approximately 4.70% (or $7.0 million) and 9.00% (or $13.4 million), respectively. Separately, a 10% and 20% increase on the prepayment rates would reduce the December 31, 2025 fair value of the MSR by approximately 2.71% (or $4.0 million) and 5.25% (or $7.8 million), respectively.

The sensitivity calculations above are hypothetical changes and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the mortgage servicing rights calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change. The derivative instruments utilized by the Company, which were not included in the above sensitivities, would serve to offset the estimated impacts to fair value included above.

ITEM 7A — Quantitative and Qualitative Disclosures About Market Risk

Interest rate sensitivity

Our market risk arises primarily from interest rate risk inherent in the normal course of lending and deposit-taking activities. Management believes that our ability to successfully respond to changes in interest rates will have a significant impact on our financial results. To that end, management actively monitors and manages our interest rate risk exposure.

The ALCO, which is authorized by our Board of Directors, monitors our interest rate sensitivity and makes decisions relating to that process. The ALCO's goal is to structure our asset/liability composition to maximize net interest income while managing interest rate risk so as to minimize the adverse impact of changes in interest rates on net interest income and capital in either a rising or declining interest rate environment. Profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact our earnings because the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis.

We monitor the impact of changes in interest rates on our net interest income and economic value of equity using rate shock analysis. Net interest income simulations measure the short-term earnings exposure from changes in market rates of interest in a rigorous and explicit fashion. Our current financial position is combined with assumptions regarding future business to calculate net interest income under varying hypothetical rate scenarios. EVE measures our long-term earnings exposure from changes in market rates of interest. EVE is defined as the present value of assets minus the present value of liabilities at a point in time. A decrease in EVE due to a specified rate change indicates a decline in the long-term earnings capacity of the balance sheet assuming that the rate change remains in effect over the life of the current balance sheet. For purposes of calculating EVE, a zero percent floor is assumed on discount factors.

The following analysis depicts the estimated impact on net interest income and EVE of immediate changes in interest rates at the specified levels for the periods presented:

| | Percentage change in: Net interest income [1] | |
| | December 31, | |
Change in interest rates (in basis points)	2025	2024
+400	11.7 %	10.4 %
+300	9.50 %	8.39 %
+200	6.57 %	5.78 %
+100	3.40 %	2.97 %
-100	(3.48)%	(2.87)%
-200	(6.63)%	(6.06)%

	Percentage change in: Economic value of equity [2]	
Change in interest rates	**December 31,**	
(in basis points)	**2025**	**2024**
+400	(14.8)%	(14.5)%
+300	(11.2)%	(12.3)%
+200	(6.84)%	(7.92)%
+100	(3.03)%	(3.80)%
-100	2.13 %	3.08 %
-200	3.27 %	5.17 %

(1) *The percentage change represents the projected net interest income for 12 months on a static balance sheet in a stable interest rate environment compared to the projected net interest income in the various rate scenarios.*

(2) *The percentage change in this column represents our EVE in a stable interest rate environment compared to EVE in the various rate scenarios.*

The results for the net interest income simulations as of December 31, 2025 and 2024 resulted in an asset sensitive position. The primary influence of our asset sensitivity is the floating rate structure in many of our loans held for investment as well as the composition of our liabilities which is primarily customer deposits. Our floating-rate loan portfolio is indexed to market rates and the timing and magnitude of loan and deposit repricing varies in proportion to market rate fluctuations. We actively monitor and perform stress tests on our deposit betas as part of our overall management of interest rate risk. This requires the use of various assumptions based on historical relationships of these variables in reaching any conclusion. Since these correlations are based on competitive pricing in the market, we anticipate that our future results will likely be different from the scenario results presented above and such differences could be material.

The preceding measures assume no change in the size or asset/liability compositions of the balance sheet. Thus, the measures do not reflect any actions the ALCO may undertake in response to such changes in interest rates. The scenarios assume instantaneous movements in interest rates in increments of 100, 200, 300 and 400 basis points. As interest rates are adjusted over a period of time, it is our strategy to proactively change the volume and mix of our balance sheet in order to mitigate our interest rate risk. The computation of the prospective effects of hypothetical interest rate changes requires numerous assumptions regarding characteristics of new business and the behavior of existing positions. These business assumptions are based upon our experience, business plans and published industry experience. Key assumptions employed in the model include asset prepayment speeds, competitive factors, the relative price sensitivity of certain assets and liabilities and the expected life of non-maturity deposits. Because these assumptions are inherently uncertain, actual results may differ from simulated results.

We may utilize derivative financial instruments as part of an ongoing effort to mitigate interest rate risk exposure to interest rate fluctuations and facilitate the needs of our customers. For more information about our derivative financial instruments, see Note 12, "Derivatives" in the notes to our consolidated financial statements.

ITEM 8 – Financial Statements and Supplementary Data

Table of Contents

Report on Management's Assessment of Internal Control over Financial Reporting

The management of FB Financial Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officer and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making the assessment, management used the "Internal Control — Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment management has determined that, as of December 31, 2025, the Company's internal control over financial reporting is effective based on the COSO 2013 framework. Additionally, based upon management's assessment, the Company determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report which appears herein.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of FB Financial Corporation
Nashville, Tennessee

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FB Financial Corporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

(Continued)

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Merger – Fair Value of Loans Acquired

As described in Note 2 to the financial statements, on July 1, 2025, the Company completed its merger with Southern States Bancshares Inc. and its wholly-owned subsidiary, Southern States Bank. As a result of the merger, the Company added total assets of $2.8 billion, including total loans of $2.3 billion. The Company applies the acquisition method to business combinations, recording acquired assets and assumed liabilities at estimated fair value as of the acquisition date. Determining these fair values, in particular for loans acquired, requires significant judgment and are based of valuation methods that incorporate management's assumptions regarding projected cash flows, credit performance expectations, discount rates and collateral values.

We identified auditing the fair value of loans acquired as a critical audit matter as auditing this estimate is especially complex and requires significant management judgment, which led to significant auditor judgment in evaluating the reasonableness of management's significant assumptions, including the need for assistance from professionals with specialized skill and knowledge.

(Continued)

The primary procedures performed to address the critical audit matter included:

- Testing the effectiveness of controls over management's estimate of the fair value of the acquired loans, including controls addressing:

  - The identification of purchased credit deteriorated (PCD) loans and ensuring such loans were accurately included in the valuation of the acquired loan portfolio.
  - The reasonableness of the fair value of acquired loans, including management's review of the results of the third-party valuation, the completeness and accuracy of data inputs used, and the reasonableness of significant assumptions applied by the third party.

- Substantively testing management's process for determining the fair value of the acquired loan portfolio, which included:

  - Evaluation of the completeness and accuracy of data inputs used as a basis for the valuation.
  - Evaluation of the completeness of PCD loans and their inclusion in the valuation of the acquired loan portfolio.
  - Evaluation, with the assistance of professionals with specialized skill and knowledge, of the appropriateness of management's methodology and reasonableness of management's judgments related to the significant valuation assumptions used in the estimate of the fair value of the acquired loans.
  - Testing the mathematical accuracy of the estimated fair value, including the application of the significant assumptions used in the calculation.

Allowance for Credit Losses on Loans – Model Design and Qualitative Factors

As described in Note 1 to the financial statements, the Company estimates expected credit losses on loans held for investment utilizing the current expected credit loss ("CECL") methodology. The allowance for credit losses on loans represents the portion of the loan's amortized cost basis that the Company does not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions.

Beginning on June 30, 2025, the Company made changes to the estimation techniques and certain related inputs and assumptions used in estimating its expected credit losses on its loan portfolios. Prior to the changes, the Company primarily used a lifetime loss rate model to determine the allowance for credit losses. The Company now employs a discounted cash flow estimation technique, adjusted for current conditions and reasonable and supportable forecasts, for estimating expected credit losses of its loan segments, except consumer and other loans, which utilize the weighted average remaining maturity loss rate technique. As part of these updates to the estimation techniques, management updated certain related inputs and assumptions used to estimate the expected credit loss. The changes in the estimation techniques and certain related inputs and assumptions used in the determination of the Company's expected credit losses on its loan portfolio was determined by management to be a change in estimate and is accounted for prospectively after the transition date.

As noted above, following the transition date, the Company now utilizes a discounted cash flow estimate technique, adjusted for current conditions and reasonable and supportable forecast, to estimate the expected credit losses of its loan segments, except consumer and other loans, which utilizes the weighted average remaining maturity loss rate technique. The discounted cash flow estimation technique pairs loan-level contractual term information including maturity date, payment amount and interest rate with pool level assumptions such as default rates, severity rates and prepayment speeds to estimate expected cash flows for the pool. The Company utilizes forecast inputs provided by third parties to forecast losses during the reasonable and supportable period and reversion period utilizing models that provide a correlation to the Company and its peers' historical losses. The discounted cash flow models produce an estimated net present value of each loan which is compared to the amortized cost and the resulting difference is the initial modeled quantitative expected credit loss estimate.

(Continued)

Adjustments to the quantitative results are made using qualitative factors. These factors include but are not limited to: levels of and trends in delinquencies and performance of loans; levels of and trends in write-offs and recoveries collected; trends in volume and terms of loans; effects of any changes in reasonable and supportable economic forecasts; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and expertise; available relevant information sources that contradict the Company's own forecast; effects of changes in prepayment expectations or other factors affecting assessments of loan contractual terms; industry conditions; and effects of changes in credit concentrations.

We identified the auditing of the model design and the qualitative factors related to the allowance for credit losses on loans as a critical audit matter. With the change in estimate, a new loss estimation model was developed, and a significant amount of auditor judgment was required to evaluate the conceptual soundness in the design of the quantitative model. In addition, qualitative factors are subjective and require significant management judgment in their determination and significant auditor judgment in the evaluation of their reasonableness.

The primary procedures we performed to address the critical audit matter included:

- Testing the effectiveness of controls over the evaluation of the conceptual design and construction of the models and the evaluation of the qualitative factors, including controls addressing:

  - Management's judgments in the design of the quantitative and qualitative models.
  - Management's reconciliation and testing of loan data inputs to the models.
  - Management's review of the results of the third-party model validation.
  - Management's review and approval of the qualitative factors.

- Substantively testing management's process related to the conceptual design and construction of the models and determination of qualitative factors, which included:

  - Evaluation, with the assistance of professionals with specialized skill and knowledge, of the reasonableness of management's judgments related to the conceptual design and construction of the models.
  - Evaluation of the relevance and reliability of data utilized in the quantitative and qualitative models, including reconciliation and testing of loan data inputs.
  - Evaluation of the reasonableness of management's judgments related to qualitative factors to determine if they are calculated to conform with management's policies and were consistently applied from the transition date to year end.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2018.

Franklin, Tennessee
February 26, 2026

FB Financial Corporation and subsidiaries
Consolidated balance sheets
(Amounts are in thousands except share and per share amounts)

		December 31,	
		2025	**2024**
ASSETS			
Cash and due from banks	$	196,213	$ 120,153
Federal funds sold and reverse repurchase agreements		213,391	125,825
Interest-bearing deposits in financial institutions		746,291	796,510
Cash and cash equivalents		1,155,895	1,042,488
Investments:			
Available-for-sale debt securities, at fair value		1,459,579	1,538,008
Equity securities, at fair value		155	—
Restricted equity securities, at cost		79,046	32,749
Loans held for sale (includes $172,974 and $95,403 at fair value, respectively)		201,076	126,760
Loans held for investment		12,383,626	9,602,384
Less: allowance for credit losses on loans HFI		185,983	151,942
Net loans held for investment		12,197,643	9,450,442
Premises and equipment, net		182,370	148,899
Operating lease right-of-use assets		49,249	47,963
Interest receivable		58,565	49,611
Mortgage servicing rights, at fair value		148,795	162,038
Bank-owned life insurance		111,865	72,504
Other real estate owned, net		6,009	4,409
Goodwill		350,353	242,561
Core deposit and other intangibles, net		31,284	5,762
Other assets		268,408	233,288
Total assets	$	16,300,292	$ 13,157,482
LIABILITIES			
Deposits			
Noninterest-bearing	$	2,634,395	$ 2,116,232
Interest-bearing checking		2,651,369	2,906,425
Money market and savings		5,969,640	4,338,483
Customer time deposits		2,028,923	1,380,205
Brokered and internet time deposits		625,634	469,089
Total deposits		13,909,961	11,210,434
Borrowings		212,764	176,789
Operating lease liabilities		60,556	60,024
Accrued expenses and other liabilities		168,753	142,604
Total liabilities		14,352,034	11,589,851
SHAREHOLDERS' EQUITY			
Common stock, $1 par value per share; 75,000,000 shares authorized; 51,752,401 and 46,663,120 shares issued and outstanding, respectively		51,752	46,663
Additional paid-in capital		1,082,344	860,266
Retained earnings		846,620	762,293
Accumulated other comprehensive loss, net		(32,551)	(101,684)
Total FB Financial Corporation common shareholders' equity		1,948,165	1,567,538
Noncontrolling interest		93	93
Total equity		1,948,258	1,567,631
Total liabilities and shareholders' equity	$	16,300,292	$ 13,157,482

See the accompanying notes to the consolidated financial statements.

FB Financial Corporation and subsidiaries
Consolidated statements of income
(Amounts are in thousands, except per share amounts)

				Years Ended December 31,		
		2025		**2024**		**2023**
Interest income:						
Interest and fees on loans	$	731,923	$	626,402	$	599,195
Interest on investment securities						
Taxable		57,907		50,057		27,257
Tax-exempt		4,185		4,749		7,153
Other		39,911		44,330		44,805
Total interest income		833,926		725,538		678,410
Interest expense:						
Deposits		309,207		296,345		258,819
Borrowings		8,619		12,690		12,374
Total interest expense		317,826		309,035		271,193
Net interest income		516,100		416,503		407,217
Provision for credit losses on loans HFI		33,189		14,667		16,738
Provision for (reversal of) credit losses on unfunded commitments		10,089		(2,663)		(14,199)
Net interest income after provision for credit losses		472,822		404,499		404,678
Noninterest income:						
Mortgage banking income		52,444		46,634		44,692
Investment services and trust income		16,333		14,191		11,320
Service charges on deposit accounts		15,104		13,234		12,154
ATM and interchange fees		12,089		11,465		10,282
Loss from investment securities, net		(60,457)		(56,378)		(13,973)
Loss on sales or write-downs of premises and equipment, other real estate owned and other assets, net		(1,166)		(2,167)		(27)
Other income		9,563		12,091		6,095
Total noninterest income		43,910		39,070		70,543
Noninterest expenses:						
Salaries, commissions and employee benefits		217,721		183,813		203,441
Occupancy and equipment expense		28,085		26,250		28,148
Merger and integration costs		23,803		—		—
Data processing		9,740		9,642		9,230
Advertising		9,582		7,007		8,267
Legal and professional fees		8,148		7,679		8,890
Amortization of core deposit and other intangibles		5,298		2,947		3,659
Other expense		75,837		59,561		63,294
Total noninterest expense		378,214		296,899		324,929
Income before income taxes		138,518		146,670		150,292
Income tax expense		15,880		30,619		30,052
Net income applicable to FB Financial Corporation and noncontrolling interest		122,638		116,051		120,240
Net income applicable to noncontrolling interest		16		16		16
Net income applicable to FB Financial Corporation	$	122,622	$	116,035	$	120,224
Earnings per common share:						
Basic	$	2.47	$	2.48	$	2.57
Diluted		2.45		2.48		2.57

See the accompanying notes to the consolidated financial statements.

FB Financial Corporation and subsidiaries
Consolidated statements of comprehensive income
(Amounts are in thousands)

		Years Ended December 31,		
		2025	**2024**	**2023**
Net income applicable to FB Financial Corporation and noncontrolling interest	$	122,638	$ 116,051	$ 120,240
Other comprehensive income, net of tax:				
Net unrealized gain (loss) in available-for-sale securities, net of tax expense (benefit) of $8,610, $(2,744), and $8,706		24,421	(8,217)	24,802
Reclassification adjustment for loss on securities included in net income, net of tax benefit of $15,759, $14,692, and $3,668		44,712	41,686	10,406
Net unrealized loss in hedging activities, net of tax benefit of $—, $151, and $176		—	(428)	(500)
Total other comprehensive income, net of tax		69,133	33,041	34,708
Comprehensive income applicable to FB Financial Corporation and noncontrolling interest		191,771	149,092	154,948
Comprehensive income applicable to noncontrolling interest		16	16	16
Comprehensive income applicable to FB Financial Corporation	$	191,755	$ 149,076	$ 154,932

See the accompanying notes to the consolidated financial statements.

FB Financial Corporation and subsidiaries
Consolidated statements of changes in shareholders' equity
(Amounts are in thousands except per share amounts)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss, net	Total common shareholders' equity	Noncontrolling interest	Total shareholders' equity
Balance at December 31, 2022	$ 46,738	$ 861,588	$ 586,532	$ (169,433)	$ 1,325,425	$ 93	$ 1,325,518
Net income attributable to FB Financial Corporation and noncontrolling interest	—	—	120,224	—	120,224	16	120,240
Other comprehensive income, net of taxes	—	—	—	34,708	34,708	—	34,708
Repurchase of common stock	(136)	(4,808)	—	—	(4,944)	—	(4,944)
Stock-based compensation expense	9	10,372	—	—	10,381	—	10,381
Restricted stock units vested and distributed, net of shares withheld	149	(2,213)	—	—	(2,064)	—	(2,064)
Performance-based restricted stock units vested, net of taxes	68	(1,383)	—	—	(1,315)	—	(1,315)
Shares issued under employee stock purchase program	21	702	—	—	723	—	723
Dividends declared ($0.60 per share)	—	—	(28,344)	—	(28,344)	—	(28,344)
Noncontrolling interest distribution	—	—	—	—	—	(16)	(16)
Balance at December 31, 2023:	$ 46,849	$ 864,258	$ 678,412	$ (134,725)	$ 1,454,794	$ 93	$ 1,454,887
Net income attributable to FB Financial Corporation and noncontrolling interest	—	—	116,035	—	116,035	16	116,051
Other comprehensive income, net of taxes	—	—	—	33,041	33,041	—	33,041
Repurchase of common stock	(353)	(12,346)	—	—	(12,699)	—	(12,699)
Stock-based compensation expense	6	9,479	—	—	9,485	—	9,485
Restricted stock units vested, net of taxes	110	(1,612)	—	—	(1,502)	—	(1,502)
Performance-based restricted stock units vested, net of taxes	30	(374)	—	—	(344)	—	(344)
Shares issued under employee stock purchase program	21	861	—	—	882	—	882
Dividends declared ($0.68 per share)	—	—	(32,154)	—	(32,154)	—	(32,154)
Noncontrolling interest distribution	—	—	—	—	—	(16)	(16)
Balance at December 31, 2024:	$ 46,663	$ 860,266	$ 762,293	$ (101,684)	$ 1,567,538	$ 93	$ 1,567,631
Net income attributable to FB Financial Corporation and noncontrolling interest	—	—	122,622	—	122,622	16	122,638
Other comprehensive income, net of taxes	—	—	—	69,133	69,133	—	69,133
Common stock issued in connection with acquisition of Southern States Bancshares, Inc. (See Note 2)	8,124	359,904	—	—	368,028	—	368,028
Repurchase of common stock	(3,232)	(152,682)	—	—	(155,914)	—	(155,914)
Stock-based compensation expense	7	17,301	—	—	17,308	—	17,308
Restricted stock units vested, net of taxes	140	(2,671)	—	—	(2,531)	—	(2,531)
Performance-based restricted stock units vested, net of taxes	33	(654)	—	—	(621)	—	(621)
Shares issued under employee stock purchase program	17	880	—	—	897	—	897
Dividends declared ($0.76 per share)	—	—	(38,295)	—	(38,295)	—	(38,295)
Noncontrolling interest distribution	—	—	—	—	—	(16)	(16)
Balance at December 31, 2025:	$ 51,752	$ 1,082,344	$ 846,620	$ (32,551)	$ 1,948,165	$ 93	$ 1,948,258

See the accompanying notes to the consolidated financial statements.

FB Financial Corporation and subsidiaries
Consolidated statements of cash flows
(Amounts are in thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income applicable to FB Financial Corporation and noncontrolling interest	$ 122,638	$ 116,051	$ 120,240
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of fixed assets and software	12,054	11,966	11,180
Amortization of core deposit and other intangibles	5,298	2,947	3,659
Amortization of subordinated debt issuance costs and fair value premium, net	888	386	387
Capitalization of mortgage servicing rights	(3,773)	(4,984)	(7,192)
Net change in fair value of mortgage servicing rights	17,016	7,195	11,308
Stock-based compensation expense	17,308	9,485	10,381
Provision for credit losses on loans HFI	33,189	14,667	16,738
Provision for (reversal of) credit losses on unfunded commitments	10,089	(2,663)	(14,199)
Provision for (reversal of) mortgage loan repurchases	186	235	(650)
Accretion of discounts and premiums on acquired loans, net	(13,371)	(657)	(694)
(Accretion) amortization of premiums and discounts on securities, net	(3,078)	2,180	6,106
Loss from investment securities, net	60,457	56,378	13,973
Originations of loans held for sale	(1,380,264)	(1,222,606)	(1,199,362)
Proceeds from sale of loans held for sale	1,336,371	1,206,725	1,276,596
Gain on sale and change in fair value of loans held for sale	(38,699)	(33,700)	(28,541)
Net loss on write-downs of premises and equipment, other real estate owned and other assets	1,166	2,167	27
Reversal of deferred income taxes	(4,895)	(1,763)	(1,415)
Equity method investment loss	2,359	—	—
Earnings on bank-owned life insurance	(3,441)	(3,753)	(1,871)
Changes in:			
Operating lease assets and liabilities, net	(754)	(1,287)	3,637
Other assets and interest receivable	(12,494)	(27,679)	6,564
Accrued expenses and other liabilities	(2,387)	7,510	(15,800)
Net cash provided by operating activities	155,863	138,800	211,072
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales	266,894	526,441	100,463
Maturities, prepayments and calls	301,045	299,814	128,206
Purchases	(421,485)	(905,431)	(202,054)
Proceeds from sales of equity securities	2,642	—	3,091
Net change in loans	(515,018)	(211,941)	(97,302)
Net redemptions of FHLB stock	2,406	1,441	24,451
Purchases of Federal Reserve stock	(45,227)	—	—
Purchases of premises and equipment	(8,849)	(6,546)	(20,229)
Proceeds from the sale of premises and equipment	1,850	1,009	123
Proceeds from the sale of other real estate owned	6,443	2,323	6,083
Purchase of equity method securities	—	(10,000)	—
Proceeds from the sale of other assets	2,620	1,494	1,717
Proceeds from bank-owned life insurance	4,051	7,392	236
Net cash acquired in business combinations	370,147	—	—
Net cash used in investing activities	(32,481)	(294,004)	(55,215)

FB Financial Corporation and subsidiaries
Consolidated statements of cash flows (continued)
(Amounts are in thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ 230,997	$ 657,650	$ (312,897)
Net increase (decrease) in securities sold under agreements to repurchase and federal funds purchased	86,366	(95,265)	21,819
Bank Term Funding Program (repayments) advances	—	(130,000)	130,000
Net decrease in short-term FHLB advances	—	—	(175,000)
Redemptions on subordinated debt	(130,930)	—	—
Stock-based compensation withholding payments	(3,152)	(1,846)	(3,379)
Net proceeds from sale of common stock under employee stock purchase program	897	882	723
Repurchase of common stock	(155,914)	(12,699)	(4,944)
Dividends paid on common stock	(37,887)	(31,780)	(28,057)
Dividend equivalent payments made upon vesting of equity compensation	(336)	(166)	(226)
Noncontrolling interest distribution	(16)	(16)	(16)
Net cash (used in) provided by financing activities	(9,975)	386,760	(371,977)
Net change in cash and cash equivalents	113,407	231,556	(216,120)
Cash and cash equivalents at beginning of the period	1,042,488	810,932	1,027,052
Cash and cash equivalents at end of the period	$ 1,155,895	$ 1,042,488	$ 810,932
Supplemental cash flow information:			
Interest paid	$ 320,459	$ 303,662	$ 261,032
Taxes paid, net of refunds	20,969	43,195	37,937
Supplemental noncash disclosures:			
Transfers from loans HFI to other real estate owned	$ 8,205	$ 3,458	$ 2,736
Transfers from loans HFI to other assets	5,939	4,362	2,925
Transfers from other real estate owned to other assets	—	—	75
Transfers from loans HFI to loans held for sale	5,306	1,054	13,720
Transfers from loans held for sale to loans HFI	11,083	1,850	3,273
Loans HFI provided for sales of other assets	1,337	1,078	911
(Decrease) increase in rebooked GNMA loans under optional repurchase program	(3,255)	10,128	(4,982)
Stock consideration paid in business combination	368,028	—	—
Dividends declared not paid on restricted stock units and performance stock units	408	374	287
Right-of-use assets obtained in exchange for operating lease liabilities	6,404	5,973	7,300

See the accompanying notes to the consolidated financial statements.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (1)—Basis of presentation and summary of significant accounting policies

(A) Organization and Company overview

FB Financial Corporation (the "Company") is a financial holding company headquartered in Nashville, Tennessee.

FirstBank (the "Bank"), a direct subsidiary of the Company, headquartered in Nashville, provides a comprehensive suite of commercial and consumer banking services to clients in select markets. These services are offered through the Bank's 90 full-service branches throughout Tennessee, Kentucky, Alabama and Georgia, as well as other limited servicing banking, ATM and mortgage loan production locations serving metropolitan and community markets across its footprint.

(B) Basis of presentation and use of estimates

The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries, namely the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting policies followed by the Company and its subsidiaries and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and general banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period, the most significant of which relate to business combinations and goodwill, the allowance for credit losses and mortgage servicing rights.

Certain policies that significantly affect the determination of financial position, results of operations and cash flows are summarized below. Additionally, certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications did not materially impact the Company's consolidated financial statements.

(C) Cash and cash equivalents

The Company considers all highly liquid unrestricted investments with a maturity of three months or less when purchased to be cash equivalents. This includes cash, federal funds sold, reverse repurchase agreements and interest-bearing deposits in other financial institutions.

The Bank maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such correspondent accounts and believes it is not exposed to any significant credit risk from cash and cash equivalents.

(D) Investment securities

Available-for-sale debt securities, at fair value

Debt securities that might be sold before maturity are classified as available-for-sale. Available-for-sale debt securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of applicable taxes, unless such unrealized gain or loss results from expected credit losses. Unrealized losses resulting from credit losses for available-for-sale debt securities are recognized in earnings as a provision for credit losses.

Accrued interest receivable for available-for-sale securities is separated from other components of amortized cost and presented separately on the consolidated balance sheets. The amortization and accretion of purchase premiums or discounts is recognized as interest income on the level-yield method assuming prepayments, when appropriate.

The Company evaluates available-for-sale securities for expected credit losses. For securities in an unrealized loss position, consideration is given to the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

If the Company does not intend to sell the security and it is not more likely than not to be required to sell the security before recovery of its amortized cost basis, the difference between the amortized cost and the fair value is separated into estimated credit losses and all other factors. Estimated credit losses are recorded as an allowance for credit losses and recognized in earnings as a provision for credit losses. Amounts related to other, non-credit related factors are recognized in other comprehensive income, net of applicable taxes.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The Company did not record any provision for credit losses for its available-for-sale debt securities during the years ended December 31, 2025 and 2024, as declines in fair value below amortized cost were determined to be non-credit related.

Sales of available-for-sale securities are evaluated based on factors such as changes in interest rates, liquidity needs, asset and liability management strategies and other factors. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the expected credit loss recognized in earnings is equal to the difference between its amortized cost basis and its fair value at the date it was determined to be impaired due to credit losses or other factors. The sale and purchase of investment securities are recognized on a trade date basis with gains and losses on sales being determined using the specific identification method.

Held-to-maturity securities

Debt securities are classified as held-to-maturity and carried at amortized cost, excluding accrued interest, when management has the positive intent and ability to hold them to maturity. At December 31, 2025 and 2024, the Company did not own any securities classified as held-to-maturity.

Trading account securities

Trading account securities are held for the purpose of buying and selling securities at a profit. Trading account securities are carried at fair value on the balance sheet, with any periodic changes in fair value recorded through income. At December 31, 2025 and 2024, the Company did not own any securities classified as trading.

Equity securities

Equity securities with a readily determinable market value are carried at fair value on the balance sheet with any unrealized gains or losses recorded through income. Equity securities without a readily determinable fair value are carried at cost less impairment. Equity securities where the company has the ability to exercise significant influence over an investee's operations and financial policies are accounted for under the equity method of accounting. Equity securities that qualify as equity method investments are initially recorded at cost and adjusted to reflect the Company's proportionate share of profit or loss of the investee through income. We review equity method investments for impairment if there are events or changes in circumstances which indicate the carrying amount might not be recoverable. Equity securities, including those with and without a readily determinable market value and equity method securities are included in other assets on the consolidated balance sheets.

Restricted equity securities, at cost

The Company holds investments in FHLB and FRB stock and presents these as restricted equity securities on the balance sheet. These investments are accounted for in accordance with ASC 942-325 "Financial Services-Depository and Lending-Investments-Other." These securities do not have a readily determinable fair value because ownership is restricted and lacks a market as all transactions are executed at par value with the respective agency as the sole purchaser. The securities are carried at cost and evaluated for impairment based upon management's assessment of the recoverability of the par value. Ownership of FHLB stock is required to participate in the FHLB system and varies based upon the amount of FHLB advances. Ownership of the FRB stock is required to participate in the FRB system. In addition to these regulatory investments, the Company holds shares in two bankers' banks, which are likewise restricted, non-marketable equity interests carried at cost and evaluated for impairment consistent with the Company's policy for restricted equity securities.

(E) Loans held for sale

Mortgage loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at fair value under the fair value option as permitted under the guidance in ASC 825, "Financial Instruments," until sold. Electing to measure these assets at fair value reduces certain timing differences and more accurately matches the changes in fair value of the loans with changes in the fair value of derivative instruments used to economically hedge them. The change in fair value of both loans held for sale and the related derivative instruments are recorded in mortgage banking income in the consolidated statements of income. Gains and losses on sale are recognized at the time the loan is sold. Pass through origination costs and related loan fees are also included in mortgage banking income.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

A portion of loans sold by the Company are sold to GNMA with the Company retaining the servicing rights after the sale. GNMA optional repurchase programs allow financial institutions to repurchase individual delinquent mortgage loans that meet certain criteria from the securitized loan pool from which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Under ASC 860, "Transfers and Servicing," this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When the Company is deemed to have effective control over these loans under the unconditional buy-back option, the loan can no longer be reported as sold and must be brought onto the balance sheet as loans held for sale, regardless of whether the Company intends to exercise the buy-back option. These loans are reported at the current unpaid principal balance as loans held for sale with an offsetting liability reported in borrowings on the Company's consolidated balance sheets and are considered nonperforming assets due to their delinquent status.

Commercial loan held for sale

Historically, the Company held and managed a designated portfolio of commercial loans, including shared national credits and institution healthcare loans, originally acquired through past acquisitions. During the year ended December 31, 2023, the Company exited the final commercial relationship designated as held for sale. Prior to this exit, the Company accounted for these designated relationships as held for sale.

(F) Loans held for investment (excluding purchased credit deteriorated loans)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at amortized cost. Amortized cost, or recorded investment, represents the principal amount outstanding, net of any remaining purchase accounting adjustments, including discounts or premiums, as well as any deferred loan fees and direct costs on originated loans. Interest income on loans is recognized using the simple interest method on daily principal balances outstanding, including the accretion or amortization of purchase accounting adjustments, deferred loan fees and other direct costs.

Loans may be designated as nonaccrual if past due 90 days or more or if management determines based on economic conditions and the borrower's financial condition that collection of principal or interest is doubtful, unless the credit is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued but unpaid interest is charged against current period operations. Thereafter, interest on nonaccrual loans is recognized only as received if future collection of principal is probable. If the collectability of outstanding principal is doubtful, interest received is applied as a reduction of principal. A loan may be restored to accrual status when principal and interest are no longer past due or it otherwise becomes both well secured and collectability is reasonably assured.

(G) Allowance for credit losses

The allowance for credit losses represents the portion of the loan's amortized cost basis that the Company does not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is based on the loan's amortized cost basis, excluding accrued interest receivable, as the Company promptly charges off uncollectible accrued interest receivable. Management's determination of the appropriateness of the allowance is based on periodic evaluation of the loan portfolio, lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. The Company's estimates of credit losses incorporate forward-looking macroeconomic projections throughout the reasonable and supportable forecast period and the subsequent historical reversion at the macroeconomic variable input level. The contractual term of the loan is adjusted for estimated prepayments based on historical prepayment and market information which is used to derive an estimated loan life. In the future, the Company may update information and forecasts that may cause significant changes in the estimate in future periods.

The Company utilizes a discounted cash flow estimate technique, adjusted for current conditions and reasonable and supportable forecast, to estimate the expected credit losses of its loan segments, except consumer and other loans, which utilizes the weighted average remaining maturity loss rate technique. The discounted cash flow estimation technique pairs loan-level contractual term information including maturity date, payment amount and interest rate with pool level assumptions such as default rates, severity rates and prepayment speeds to estimate expected cash flows for the pool. The Company utilizes forecast inputs provided by third-parties to forecast losses during the reasonable and supportable period and reversion period utilizing models that provide the strong correlation to the Company and its peers' historical

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

losses. These forecast inputs include the national unemployment rate, the change in the national housing price index, the change in the national commercial real estate index and the prime rate. All significant model assumptions are recalibrated at least annually and approved by the ACL Committee. The discounted cash flow models produce an estimated net present value of each loan which is compared to the amortized cost and the resulting difference is the initial modeled quantitative expected credit loss estimate.

The applicable CECL estimation technique is used to estimate the expected credit loss for off-balance sheet commitments for each loan segment. CECL estimates, similar to the Company's other significant estimates, utilize inputs and assumptions that are subject to inherent estimation uncertainties and the Company may update inputs and assumptions based on portfolio composition, performance data, economic forecasts or other CECL components, consistent with the requirements of ASC 326, that may cause significant changes in CECL estimates in the future periods.

For calculation purposes, the Company disaggregates the portfolio utilizing segmentation based primarily on FFIEC Call report segmentation, specifically following call code loan categorization. Portfolio segments may consist of multiple call codes or subsets of call codes where specific risk characteristics can be identified and segregated for modeling purposes. The primary portfolio segments include:

Commercial and industrial loans. Commercial and industrial loans are typically made to small and medium-sized manufacturing, wholesale, retail and service businesses, and farmers for working capital and operating needs and business expansions. This category also includes loans secured by manufactured housing receivables made primarily to manufactured housing communities. Commercial and industrial loans generally include lines of credit and loans with maturities of five years or less. Commercial and industrial loans are generally made with operating cash flows as the primary source of repayment, but also include collateralization by inventory, accounts receivable, equipment and personal guarantees. This loan segment also includes the Company's farmland and agriculture loans are underwritten with various terms and payment schedules and are generally collateralized by real estate, crop production, or other related assets.

Construction loans. Construction loans include commercial construction, land acquisition and land development loans and single-family interim construction loans to small and medium-sized businesses and individuals. These loans are generally secured by the land, or the real property being built and are made based on the Company's assessment of the value of the property on an as-completed basis and repayment depends upon project completion and sale, refinancing, or operation of the real estate.

1-4 family mortgage loans. The Company's residential real estate 1-to-4 family mortgage loans are primarily made with respect to and secured by single family homes in a first lien position which are both owner-occupied and investor owned. This pool also includes 100% financed mortgages that consist of 1-to-4 family mortgages that are originated under a 100% financing program for first time home buyers. 100% financed mortgages loans are further evaluated separately from the 1-4 family mortgage pool due to high initial loan-to-value. This pool also includes the Company's manufactured housing loans secured by real estate collateral. Repayment of loans in this loan segment are primarily dependent upon the cash flow of the borrower and the value of the property.

Residential line of credit loans. The Company's residential line of credit loans includes junior liens consist of revolving lines of credit and term notes that are typically not in first position for liquidation preference. Repayment depends primarily on the cash flow of the borrower as well as the value of the real estate collateral.

Multi-family residential loans. The Company's multi-family residential loans are primarily secured by multi-family properties, such as apartments and condominium buildings. Repayment depends primarily upon the cash flow of the borrower as well as the value of the real estate collateral.

Commercial real estate owner-occupied loans. The Company's commercial real estate owner-occupied loans include loans to finance commercial real estate owner occupied properties for various purposes including use as offices, warehouses, production facilities, health care facilities, retail centers, restaurants, and church facilities. Commercial real estate owner-occupied loans are typically repaid through the ongoing business operations of the borrower.

Commercial real estate non-owner occupied loans. The Company's commercial real estate non-owner occupied loans include loans to finance commercial real estate investment properties for various purposes including use as offices, warehouses, health care facilities, hotels, mixed-use residential/commercial, manufactured housing communities, retail centers, multifamily properties, and assisted living facilities. Commercial real estate non-owner occupied loans are typically repaid with the funds received from the sale or refinancing of the property or rental income from such property.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Consumer and other loans.   The Company's consumer and other loans include loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans and personal lines of credit. Consumer loans are generally secured by vehicles and other household goods, with repayment depending primarily on the cash flow of the borrower. Consumer and other loans also include manufactured housing loans which are comprised of loans collateralized by manufactured housing not secured by real estate. These manufacturing housing loans exhibit risk characteristics similar to both 1-to-4 family loans and consumer loans and are therefore further evaluated in a separate pool. Repayment is dependent upon the cash flow of the borrower and the value of the property.

The Company considers the need to qualitatively adjust its modeled quantitative expected credit loss estimate for information not otherwise captured in the model loss estimation process. These qualitative factor adjustments may increase or decrease the Company's estimate of expected credit losses. The Company considers the qualitative factors that are relevant to the institution as of the reporting date, which may include, but are not limited to: levels of and trends in delinquencies and performance of loans; levels of and trends in write-offs and recoveries collected; trends in volume and terms of loans; effects of any changes in reasonable and supportable economic forecasts; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and expertise; available relevant information sources that contradict the Company's own forecast; effects of changes in prepayment expectations or other factors affecting assessments of loan contractual terms; industry conditions; and effects of changes in credit concentrations.

A loan may require an individual evaluation when it is placed on nonaccrual status or no longer exhibits similar risk characteristics. These risk characteristics may include payment performance, internal or external credit scores, collateral type, effective interest rate or term among others. A loan is deemed collateral-dependent when the borrower is experiencing financial difficulty and the repayment is expected to be primarily through sale or operation of the collateral. The allowance for credit losses for collateral-dependent loans as well as loans where foreclosure is probable is calculated as the amount for which the amortized cost basis exceeds fair value of the underlying collateral. Fair value is determined based on appraisals performed by qualified appraisers and reviewed by qualified personnel. In cases where repayment is to be provided substantially through the sale of collateral, the Company reduces the fair value by the estimated costs to sell.

The Company evaluates all loan modifications according to the accounting guidance for loan refinancing and modifications to determine whether the modification should be accounted for as a new loan or a continuation of the existing loan. The Company derecognizes the existing loan and accounts for the modified loan as a new loan if the effective yield on the modified loan is at least equal to the effective yield for comparable loans with similar collection risks and the modifications to the original loan are more than minor. If a loan modification does not meet these conditions, it extends the existing loan's amortized cost basis and accounts for the modified loan as a continuation of the existing loan. Substantially all of its loan modifications involving borrowers experiencing financial difficulty are accounted for as a continuation of the existing loan.

Prior to June 30, 2025, the Company calculated its expected credit loss estimate using a lifetime loss rate methodology. The Company utilized probability-weighted forecasts, which considered multiple macroeconomic variables from a third-party that were applicable to each type of loan. Refer to the Company's 2024 Annual Report on Form 10-K where a detailed discussion can be found regarding the Company's ACL methodology that was in place prior to June 30, 2025, specifically in Note 1, "Basis of presentation and summary of significant accounting policies."

Following a periodic review of its credit loss estimation process, the Company concluded that a discounted cash flow estimation technique, adjusted for current conditions and reasonable and supportable forecasts, is a more preferred approach for estimating the expected credit losses of its loan segments, except consumer and other loans, which utilize the weighted average remaining maturity loss rate technique. The Company determined that the use of the updated estimate techniques and related inputs and assumptions enhances the transparency, accuracy and relevance of information relating to its allowance for credit losses through the application of data and calculations more clearly calibrated to the Company's historical experience, the nature of its loan portfolio and unfunded commitments, and expectations for future economic conditions and corresponding expected losses.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The changes in the estimation techniques and certain related inputs and assumptions used in the determination of the Company's expected credit losses on its loan portfolio and unfunded commitments did not have a material impact to the Company's operating results and financial condition. The change in estimation technique took place as of June 30, 2025 and was accounted for prospectively.

See Note 4, "Loans and allowance for credit losses" for additional details related to the Company's allowance for credit losses.

(H) Business combinations and accounting for purchase credit deteriorated loans

Business combinations are accounted for by applying the acquisition method in accordance with ASC 805, "Business Combinations." Under the acquisition method, identifiable assets acquired and liabilities assumed and any non-controlling interest in the acquiree at the acquisition date are measured at their fair values as of that date. Any excess of the purchase price over fair value of net assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including any other identifiable intangible assets, exceeds the purchase price, a bargain purchase gain is recognized. Results of operations of acquired entities are included in the consolidated statements of income from the date of acquisition.

Loans acquired in business combinations with evidence of more-than-insignificant credit deterioration since origination are considered to be PCD. The Company developed multiple criteria to assess the presence of more–than–insignificant credit deterioration in acquired loans, mainly focused on changes in credit quality and payment status. While general criteria have been established, each acquisition will vary in its specific facts and circumstances and the Company will apply judgment around PCD identification for each individual acquisition based on their unique portfolio mix and risks identified.

(I) Off-balance sheet financial instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded, unless considered derivatives.

For loan commitments that are not accounted for as derivatives and when the obligation is not unconditionally cancellable by the Company, the Company applies the CECL methodology to estimate the expected credit loss for off-balance sheet commitments. The estimate of expected credit losses for off-balance sheet credit commitments is recognized as a liability. When the loan is funded, an allowance for expected credit losses is estimated for that loan using the CECL methodology, and the liability for off-balance sheet commitments is reduced. When applying the CECL methodology to estimate the expected credit loss, the Company considers the likelihood that funding will occur, the contractual period of exposure to credit loss, the risk of loss, historical loss experience, and current conditions along with expectations of future economic conditions.

Effective June 30, 2025, the Company changed its estimation technique for expected credit losses on its loan portfolio and unfunded commitments. This change was accounted for as a change in estimate on a prospective basis. See Note 14, "Commitments and Contingencies," for additional details related to this change in estimate.

(J) Premises and equipment and other long-lived assets

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Provisions for depreciation are computed principally on the straight-line method and are charged to occupancy expense over the estimated useful lives of the assets. Maintenance agreements are amortized to expense over the period of time covered by the agreement. Costs of major additions, replacements or improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred.

For financial statement purposes, the estimated useful life for premises is the lesser of the remaining useful life per third-party appraisal or forty years, for furniture, fixtures and equipment the estimated useful life is three to ten years, and for leasehold improvements the estimated useful life is the remaining term of the lease.

Premises and equipment and other long-lived assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. At December 31, 2024, the Company had an impairment charge of $2,349 on two decommissioned facilities recorded in gain (loss) on sales or write-downs of premises and equipment, other real estate owned and other assets on the consolidated statements of income. There was no such impairment at December 31, 2025 or 2023.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

(K) Other real estate owned

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value less the estimated cost to sell at the date of foreclosure, which may establish a new cost basis. Other real estate owned may also include excess facilities and properties held for sale as described in Note 6, "Other real estate owned." Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan. After initial measurement, valuations are periodically performed by management and the asset is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations are included in other noninterest income and noninterest expenses. Losses due to the valuation of the property are included in gain (loss) on sales or write-downs of premises and equipment, other real estate owned and other assets on the consolidated statements of income.

(L) Leases

The Company leases certain banking, mortgage and operations locations. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, incentive liabilities, leasehold intangibles and any impairment of the right-of-use asset. In determining whether a contract contains a lease, management conducts an analysis at lease inception to ensure an asset was specifically identified and the Company has control of use of the asset. The Company considers a lease to be a finance lease if future minimum lease payments amount to greater than 90% of the asset's fair value or if the lease term is equal to or greater than 75% of the asset's estimated economic useful life. The Company does not record leases on the consolidated balance sheets that are classified as short term (less than one year). Additionally, the Company has not recorded equipment leases on the consolidated balance sheets as these are not material to the Company.

At lease inception, the Company determines the lease term by adding together the minimum lease term and all optional renewal periods that it is reasonably certain to renew. This determination is at management's full discretion and is made through consideration of the asset, market conditions, competition and entity based economic conditions, among other factors. The lease term is used in the economic life test and also to calculate straight-line rent expense. The depreciable life of leasehold improvements is limited by the estimated lease term, including renewals.

Operating leases are expensed on a straight-line basis over the life of the lease beginning when the lease commences. Rent expense and variable lease expense are included in occupancy and equipment expense on the Company's consolidated statements of income. The Company's variable lease expense includes rent escalators that are based on the Consumer Price Index or market conditions and include items such as common area maintenance, utilities, parking, property taxes, insurance and other costs associated with the lease. The Company recognizes a right-of-use asset and a finance lease liability at the lease commencement date on the estimated present value of lease payments over the lease term for finance leases. The amortization of the right-of-use asset is expensed through occupancy and equipment expense and the interest on the lease liability is expensed through interest expense on borrowings on the Company's consolidated statements of income.

There are no residual value guarantees, restrictions or covenants imposed by leases that will impact the Company's ability to pay dividends or cause the Company to incur additional expenses. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal.

(M) Mortgage servicing rights

The Company accounts for its mortgage servicing rights at fair value at each reporting date with changes in the fair value reported in earnings in the period in which changes occur. The Company retains the right to service certain mortgage loans that it sells to secondary market investors. These mortgage servicing rights are recognized as a separate asset on the date the corresponding mortgage loan is sold.

The retained mortgage servicing right is initially recorded at the fair value of future net cash flows expected to be realized for performing servicing activities. Fair value is determined using an income approach with various assumptions including expected cash flows, prepayment speeds, market discount rates, servicing costs, and other factors.

Subsequent changes in fair value, including the write-downs due to payoffs and paydowns, are recorded in earnings in Mortgage banking income.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

(N) Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the transferred assets is surrendered. Control is generally considered to have been surrendered when 1) the transferred assets are legally isolated from the Company or its consolidated affiliates, even in bankruptcy or other receivership, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to the Company, and 3) the Company does not maintain the obligation or unilateral ability to reclaim or repurchase the assets. If these sale criteria are met, the transferred assets are removed from the Company's balance sheet and a gain or loss on sale is recognized on the consolidated statements of income. If not met, the transfer is recorded as a secured borrowing, and the assets remain on the Company's consolidated balance sheets, the proceeds from the transaction are recognized as a liability, and gain or loss on sale is deferred until the sale criterion are achieved.

(O) Goodwill and other intangibles

Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets associated with acquisition transactions. Goodwill is assigned to the Company's reporting units, Banking or Mortgage, and tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. As part of its testing, the Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate that more likely than not a reporting unit's fair value is less than its carrying amount, the Company determines the fair value of the respective reporting unit (through the application of various quantitative valuation methodologies) relative to its carrying amount to determine whether quantitative indicators of potential impairment are present. The Company may also elect to bypass the qualitative assessment and begin with the quantitative assessment. If the results of the quantitative assessment indicate that the fair value of the reporting unit is below its carrying amount, the Company will recognize an impairment loss in noninterest expense for the amount that the reporting unit's carrying amount exceeds its fair value (up to the amount of goodwill recorded). All goodwill balances during the years ended December 31, 2025 and 2024 were assigned to the Banking reporting unit and no impairment charges recognized.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions in addition to a customer trust intangible. All intangible assets are initially measured at fair value and then amortized over their estimated useful lives.

See Note 7, "Goodwill and intangible assets" for additional information on goodwill and other intangibles.

(P) Income taxes

Income tax expense is the total of the current year income tax due and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to recognize interest and penalties on uncertain tax positions in income tax expense in the consolidated statements of income. There were no amounts related to uncertain tax positions recognized for the years ended December 31, 2025, 2024 or 2023.

(Q) Derivative financial instruments and hedging activities

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. These instruments include interest rates swaps, caps, floors, financial forwards and futures contracts. The Company mainly uses derivatives to manage economic risk related to mortgage loans, long-term debt, and other funding sources. The Company also uses derivatives to facilitate transactions on behalf of its customers.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

All derivative instruments are recognized on the Company's consolidated balance sheets at their fair value. The Company does not offset fair value amounts under master netting agreements. Fair values are estimated using pricing models and current market data. On the date the derivative instrument is entered into, the Company designates the derivative as (1) a fair value hedge, (2) a cash flow hedge, or (3) a derivative with no hedge accounting designation. Changes in the fair value of a derivative instrument that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in earnings. Changes in the fair value of a derivative instrument that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when period settlements on a variable-rate asset or liability are recorded in earnings). Changes in the fair value of a derivative with no hedge accounting designation and settlements on the instrument are reported in earnings.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value or cash flow hedges to specific assets or liabilities on the Company's consolidated balance sheets, or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative instrument is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative instrument expires or is sold, terminated or exercised; (3) the derivative instrument is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative instrument no longer qualifies as an effective fair value or cash flow hedge, the derivative instrument continues to be carried on the Company's consolidated balance sheets at its fair value, with changes in the fair value included in earnings. Additionally, for fair value hedges, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted as an adjustment to the hedged item's yield over the hedged item's remaining life as established at original designation of the hedging relationship. For cash flow hedges, when hedge accounting is discontinued, but the hedged cash flows or forecasted transactions are still expected to occur, the unrealized gains and losses that were accumulated in other comprehensive income are recognized in earnings in the same period when the earnings are affected by the original hedged cash flows or forecasted transactions. When a cash flow hedge is discontinued because the hedged cash flows or forecasted transactions are not expected to occur, unrealized gains and losses that were accumulated in other comprehensive income are recognized in earnings immediately.

(R) Comprehensive income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities and derivatives designated as cash flow hedges, net of taxes.

(S) Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

(T) Earnings per common share

Basic EPS excludes dilution and is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS includes the dilutive effect of additional potential common shares issuable under stock-based compensation plans where securities have been granted but are not yet vested and distributable. Diluted EPS is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding for the year, plus an incremental number of common-equivalent shares computed using the treasury stock method.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The following is a summary of the basic and diluted earnings per common share calculation for each of the periods presented:

		Years Ended December 31,				
		2025		**2024**		**2023**
Basic earnings per common share:						
Earnings available to common shareholders	$	122,622	$	116,035	$	120,224
Weighted average basic shares outstanding		49,744,804		46,737,217		46,781,214
Basic earnings per common share	$	2.47	$	2.48	$	2.57
Diluted earnings per common share:						
Earnings available to common shareholders	$	122,622	$	116,035	$	120,224
Weighted average basic shares outstanding		49,744,804		46,737,217		46,781,214
Weighted average diluted shares contingently issuable[1]		325,317		135,408		41,578
Weighted average diluted shares outstanding		50,070,121		46,872,625		46,822,792
Diluted earnings per common share	$	2.45	$	2.48	$	2.57

[1] Excludes 13,281, 2,235 and 172,677 restricted stock units outstanding considered to be antidilutive as of December 31, 2025, 2024 and 2023, respectively.

(U) Segment reporting

ASC 280, "Segment Reporting," requires information be reported about a company's reporting segments using a "management approach." Identifiable reporting segments are defined as those revenue-producing components for which discrete financial information is utilized internally and which are subject to evaluation by the chief operating decision maker in making resource allocation decisions. Based on this guidance, the Company has identified two reporting segments - Banking and Mortgage. The Banking segment, the Company's primary segment, provides a full range of deposit and lending services to corporate, commercial and consumer customers. The Company also originates conforming residential mortgage loans through the Mortgage segment which engages in servicing and sale of mortgage loans through the secondary markets. Certain financial information has been presented in Note 19, "Segment reporting."

(V) Stock-based compensation

The Company grants RSUs under compensation arrangements for the benefit of certain employees, executive officers, and directors. RSU grants are subject to time-based vesting. The total number of RSUs granted represents the maximum number of restricted stock units eligible to vest based upon the service conditions set forth in the grant agreements.

The Company awards annual grants of PSUs to certain employees and executive officers. Under the terms of a PSU award, the number of units that will vest and convert to shares of common stock will be based on the extent to which the Company achieves specified performance criteria relative to a predefined peer group during a fixed three-year performance period.

Stock-based compensation expense is recognized in accordance with ASC 718-20, "Compensation – Stock Compensation Awards Classified as Equity." Compensation expense for RSUs is equal to the fair market value at the grant date and recognized over the vesting period. Compensation expense for PSUs is estimated each period based on the fair value of the stock at the grant date and the most probable outcome of the performance condition, adjusted for the passage of time within the vesting period of the awards. The Company has elected to record forfeitures as they occur. The summary of RSUs, PSUs, and stock-based compensation expense is presented in Note 22, "Stock-based compensation".

(W) Subsequent events

In accordance with ASC 855, "Subsequent Events," the Company has evaluated events and transactions that occurred after December 31, 2025 through the date of the issued consolidated financial statements for potential recognition and disclosure.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-08, "Intangibles – Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets." This update requires entities to present crypto assets measured at fair value separately from other intangible assets on the balance sheet and reflect changes from remeasurement in net income. Additionally, an entity that receives crypto assets as noncash consideration in the ordinary course of business and converts them nearly immediately into cash is required to classify those cash receipts as cash flows from operating activities. Lastly, the update requires entities to provide interim and annual disclosures about the types of crypto assets they hold and any changes in their holdings of crypto assets. This guidance became effective January 1, 2025. Currently, the Company does not hold or facilitate transactions with crypto assets; however, if circumstances change the Company will evaluate any crypto asset activities and the applicable consolidated financial statement and disclosure requirements in accordance with the guidance.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this update enhance the transparency and decision usefulness of income tax disclosures. This ASU requires disclosures of specific categories and disaggregation of information in the rate reconciliation table. The ASU also requires disclosure of disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit, and income tax expense or benefit from continuing operations. The requirements of the ASU became effective for annual periods beginning after December 15, 2024. The Company has adopted this standard on a prospective basis and these certain disclosures can be found in Note 13, "Income Taxes". The adoption of this standard did not have a material impact on the Company's income tax disclosures.

Newly issued not yet effective accounting standards

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This update is intended to provide investors more detailed disclosures around specific types of expenses. This ASU requires certain details for expenses presented on the face of the consolidated statements of income as well as selling expenses to be presented in the notes to the consolidated financial statements. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is evaluating the impact this will have on the Company's consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-08, "Financial Instruments – Credit Losses (Topic 326): Purchased Loans." Under Topic 326, when loans are purchased the acquirer is required to make a determination as to which loans are PCD and which are non-PCD. PCD loans are then accounted for using the gross-up approach, which requires the recognition of an ACL for the estimate of credit losses at acquisition date by recording an offsetting gross-up adjustment to the purchase price of the acquired financial asset. Under this amendment, the gross-up approach is expanded and applied to non-PCD loans (except credit cards) that are deemed to be seasoned. A purchased seasoned loans is defined as a loan (excluding credit cards) that is acquired without credit deterioration and acquired either through a business combination transaction, or acquired at least 90 days after origination where the acquirer was not involved in the origination of the loan. This update is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments are to be applied prospectively to loans that are acquired on or after the initial application date and early adoption is permitted in an interim or annual reporting period. The Company did not early adopt this amendment in the current period, but may consider early adoption of this update prior to its required effective date.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements." The objective of this update is to more closely align hedge accounting with the economics of an entity's risk management activities. The update addresses five specific issues with the intent to better reflect hedging strategies with financial reporting by enabling entities to achieve and maintain hedge accounting for highly effective economic hedges of forecasted transactions. While not currently applicable, as the Company does not have any hedging activity, the Company is evaluating the impact this will have on the Company's consolidated financial statements and related disclosures should hedging activities occur.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (2)—Mergers and acquisitions:

On July 1, 2025, the Company completed its merger with Southern States Bancshares, Inc. and its wholly-owned subsidiary, Southern States Bank, with FB Financial Corporation continuing as the surviving entity. After consolidating duplicative locations, the merger added 13 branches and expanded the Company's footprint in Alabama and Georgia. The Company transferred consideration of $368,028 through a combination of the issuance of 8,124,241 shares of common stock and payment of $327 in cash to settle outstanding stock options and cash in lieu of fractional shares. As a result of the merger, the Company added total assets of $2,830,374, total loans of $2,267,305 and total deposits of $2,468,530.

The merger with Southern States Bancshares, Inc. was accounted for pursuant to ASC 805, "Business Combinations". Accordingly, the purchase price of the merger was allocated to the acquired assets and liabilities assumed based on estimated fair values as of July 1, 2025. The excess of the purchase price over the net assets acquired was recorded as goodwill.

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. As such, goodwill recorded in connection with the Southern States merger is not final and subject to change if additional information becomes available during the measurement period. Additionally, the final goodwill calculation may be impacted by the completion of the final tax return for Southern States. Preliminary goodwill of $107,792 was recorded in connection with the transaction. The goodwill is not deductible for income tax purposes. Goodwill is included in the Banking segment as substantially all of the operations resulting from the merger with Southern States are in alignment with the Company's banking business.

The Company recognized a core deposit intangible of $30,820 and is amortizing the intangible asset over its estimated useful life of 10 years using the sum of years digits method.

The Company incurred $23,803 in merger expenses during the year ended December 31, 2025 in connection with this transaction. These expenses are primarily comprised of legal and professional fees, severance and other employee-related costs, and costs associated with branch consolidation, conversion and integration activities. Additional merger-related and integration costs will be expensed in future periods as incurred.

The following table presents an allocation of the consideration to net assets acquired:

Purchase Price:		
Net shares issued	8,124,241	
Purchase price per share on June 30, 2025	$ 45.30	
Value of stock consideration		$ 368,028
Cash consideration for outstanding stock options and fractional shares		327
Total purchase price		$ 368,355
Fair value of net assets acquired		260,563
Goodwill resulting from merger		$ 107,792

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Net assets acquired

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the merger date:

		As of July 1, 2025
		Southern States Bancshares, Inc.
ASSETS		
Cash and cash equivalents	$	370,474
Investments		38,175
Loans held for sale, at fair value		756
Loans HFI		2,266,549
Allowance for credit losses on PCD loans		(7,518)
Premises and equipment		37,016
Bank-owned life insurance		39,971
Core deposit intangible		30,820
Other assets		54,131
Total assets	$	2,830,374
LIABILITIES		
Deposits:		
Noninterest-bearing	$	562,479
Interest-bearing checking		102,666
Money market and savings		1,161,832
Customer time deposits		515,120
Brokered and internet time deposits		126,433
Total deposits		2,468,530
Borrowings		83,008
Accrued expenses and other liabilities		18,273
Total liabilities assumed		2,569,811
Net assets acquired	$	260,563

Purchased credit-deteriorated loans

Under the CECL methodology, the Company is required to determine whether purchased loans held for investment have experienced more-than-insignificant deterioration in credit quality since origination, and, if so, the loan is classified as a PCD loan. Loans that have experienced this level of deterioration in credit quality are subject to special accounting at initial recognition and measurement. The Company initially measures the amortized cost of a PCD loan by adding the acquisition date estimate of expected credit losses to the loan's purchase price (i.e. the "gross up" approach). There is no provision for credit loss recognized upon acquisition of a PCD loan because the initial allowance is established through gross-up of the loans' amortized cost.

The Company determined that 17.0% of the Southern States loan portfolio had more-than-insignificant deterioration in credit quality since origination as of the merger date. These PCD loans were primarily loans that were either delinquent, in nonaccrual status or otherwise exhibited signs of credit deterioration prior to the merger.

		As of July 1, 2025
		Southern States Bancshares, Inc.
Purchased credit-deteriorated loans		
Principal balance	$	402,735
Allowance for credit losses at acquisition		(7,518)
Net discount attributable to other factors		(10,381)
Loans purchased credit-deteriorated fair value	$	384,836

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Loans recognized through acquisition that have not experienced more-than-insignificant credit deterioration since origination (non-PCD loans) are initially recognized at the purchase price. Expected credit losses are measured under CECL through the provision for credit losses. The Company recorded provisions for credit losses in the amounts of $25,123 as of July 1, 2025 in the statement of income related to estimated credit losses on non-PCD loans from Southern States. Additionally, the Company estimates expected credit losses for off-balance sheet loan commitments that are not accounted for as derivatives. The Company recorded an increase in provision for credit losses on unfunded commitments of $3,243.

Pro forma financial information (unaudited)

The results of operations of Southern States have been included in the Company's consolidated financial statements prospectively beginning on July 1, 2025. The Company has determined it is impractical to disclose stand-alone revenues and earnings for legacy Southern States subsequent to the merger date, due to the merging of certain processes and converting of operational systems during the third quarter of 2025. The following unaudited pro forma condensed consolidated financial information presents the results of operations for the years ended December 31, 2025, 2024, and 2023, as though the Southern States merger had been completed as of January 1, 2023. The unaudited pro forma information combines the historical results of Southern States with the Company's previously reported financial results, applies the impact of purchase accounting adjustments from the merger, as well as subsequent recognition of those purchase accounting adjustments, such as accretion from purchased loans, amortization from purchased deposits and debt and amortization of certain acquired intangible assets as if the merger was completed as of January 1, 2023, and excludes $28,366 of initial provision expense for credit losses on acquired loans and unfunded commitments from the third quarter of 2025 and instead includes such expenses in the first quarter of 2023. Merger expenses are reflected in the period in which they were incurred. The pro forma information presented below is hypothetical and is not intended to be indicative of the results of operations that would have occurred had the transaction been effective as of the assumed date. Additionally, these results do not include any effect of cost-saving or revenue-enhancing strategies.

		Years Ended December 31,		
		2025	2024	2023
Net interest income	$	560,115	$ 519,830	$ 507,760
Total revenues		595,386	566,013	587,177
Net income applicable to FB Financial Corporation		140,717	155,633	141,988

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (3)—Investment securities

The following tables summarize the amortized cost, allowance for credit losses and fair value of the AFS debt securities and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive loss, net at December 31, 2025 and 2024:

			Amortized cost		Gross unrealized gains		Gross unrealized losses		Allowance for credit losses on investments		Fair Value
											December 31, 2025
Investment Securities											
AFS debt securities											
U.S. government agency securities	$		672,110	$	163	$	(2,185)	$	—	$	670,088
Mortgage-backed securities - residential			631,104		897		(29,681)		—		602,320
Mortgage-backed securities - commercial			11,164		—		(486)		—		10,678
Municipal securities			185,000		683		(17,313)		—		168,370
U.S. Treasury securities			7,088		37		—		—		7,125
Corporate securities			1,000		—		(2)		—		998
Total	$		1,507,466	$	1,780	$	(49,667)	$	—	$	1,459,579

			Amortized cost		Gross unrealized gains		Gross unrealized losses		Allowance for credit losses on investments		Fair Value
											December 31, 2024
Investment Securities											
AFS debt securities											
U.S. government agency securities	$		564,752	$	172	$	(1,917)	$	—	$	563,007
Mortgage-backed securities - residential			927,883		393		(117,277)		—		810,999
Mortgage-backed securities - commercial			15,965		—		(1,108)		—		14,857
Municipal securities			169,498		20		(21,661)		—		147,857
U.S. Treasury securities			299		—		—		—		299
Corporate securities			1,000		—		(11)		—		989
Total	$		1,679,397	$	585	$	(141,974)	$	—	$	1,538,008

The components of amortized cost for AFS debt securities on the consolidated balance sheets exclude accrued interest receivable as the Company has elected to present accrued interest receivable separately on the consolidated balance sheets. As of December 31, 2025 and 2024, total accrued interest receivable on AFS debt securities was $5,101 and $6,401, respectively.

AFS debt securities pledged at December 31, 2025 and 2024 had carrying amounts of $810,579 and $937,043, respectively, and were pledged to secure public deposits and repurchase agreements.

Within AFS debt securities, there were no aggregate holdings of any single issuer, other than U.S. Government sponsored enterprises, in an amount greater than 10% of shareholders' equity during any period presented.

AFS debt securities transactions are recorded as of the trade date. At both December 31, 2025 and 2024, there were no trade date receivables nor payables that related to sales or purchases settled after period end.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The following tables show gross unrealized losses on AFS debt securities for which an allowance for credit losses has not been recorded at December 31, 2025 and 2024, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2025					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. government agency securities	$ 274,195	$ (500)	$ 275,887	$ (1,685)	$ 550,082	$ (2,185)
Mortgage-backed securities - residential	97,187	(567)	207,127	(29,114)	304,314	(29,681)
Mortgage-backed securities - commercial	1,898	(9)	8,780	(477)	10,678	(486)
Municipal securities	4,012	(2)	133,213	(17,311)	137,225	(17,313)
Corporate securities	—	—	998	(2)	998	(2)
Total	$ 377,292	$ (1,078)	$ 626,005	$ (48,589)	$ 1,003,297	$ (49,667)

	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. government agency securities	$ 494,885	$ (1,908)	$ 714	$ (9)	$ 495,599	$ (1,917)
Mortgage-backed securities - residential	209,078	(8,956)	441,502	(108,321)	650,580	(117,277)
Mortgage-backed securities - commercial	2,222	(19)	12,635	(1,089)	14,857	(1,108)
Municipal securities	34,059	(2,376)	110,173	(19,285)	144,232	(21,661)
Corporate securities	—	—	989	(11)	989	(11)
Total	$ 740,244	$ (13,259)	$ 566,013	$ (128,715)	$ 1,306,257	$ (141,974)

As of December 31, 2025 and 2024, the Company's AFS debt securities portfolio consisted of 324 and 271 individual securities, 209 and 248 of which were in an unrealized loss position, respectively.

The Company has historically not recorded any credit losses in AFS debt securities as the majority of the investment portfolio was either government guaranteed, an issuance of a government sponsored entity or highly rated by major credit rating agencies. Municipal debt securities with market values below amortized cost at December 31, 2025 and 2024 were reviewed for material credit events and/or rating downgrades with individual credit reviews performed. The issuers of these municipal debt securities continue to make timely principal and interest payments under the contractual terms of the securities and the issuers will continue to be observed as a part of the Company's ongoing credit monitoring. As such, as of December 31, 2025 and 2024, it was determined that all AFS debt securities that experienced a decline in fair value below amortized cost basis were due to noncredit-related factors. Further, it is not likely that the Company will be required to sell these securities before recovery of their amortized cost basis. Therefore, no allowance for credit losses was recognized on AFS debt securities as of December 31, 2025 or December 31, 2024. Periodically, AFS debt securities may be sold, or the composition of the portfolio realigned to improve yields, quality or marketability, or to implement changes in investment or asset/liability strategy, including maintaining collateral requirements and raising funds for liquidity purposes or preparing for anticipated changes in market interest rates.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The amortized cost and fair value of AFS debt securities by contractual maturity as of December 31, 2025 and 2024 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

			December 31,	
	2025		2024	
	Available-for-sale		Available-for-sale	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Due in one year or less	$ 205	$ 204	$ 849	$ 847
Due in one to five years	12,467	12,474	4,186	4,600
Due in five to ten years	330,850	328,456	225,954	222,943
Due in over ten years	521,676	505,447	504,560	483,762
	865,198	846,581	735,549	712,152
Mortgage-backed securities - residential	631,104	602,320	927,883	810,999
Mortgage-backed securities - commercial	11,164	10,678	15,965	14,857
Total AFS debt securities	$ 1,507,466	$ 1,459,579	$ 1,679,397	$ 1,538,008

Sales and other dispositions of AFS debt securities were as follows:

| | | Years Ended December 31, | |
	2025	2024	2023
Proceeds from sales	$ 266,894	$ 526,441	$ 100,463
Proceeds from maturities, prepayments and calls	301,045	299,814	128,206
Gross realized gains	169	90	45
Gross realized losses	60,640	56,468	14,119

Equity Securities

Equity securities, at fair value

As of December 31, 2025, the Company held $155 in marketable equity securities recorded at fair value. There were no such securities as of December 31, 2024.

The change in the fair value of equity securities recorded at fair value resulted in a net gain of $14 for the year ended December 31, 2025. There were no such amounts recognized for the years ended December 31, 2024 or 2023.

Subsequent to December 31, 2025, the remaining marketable equity securities were sold.

Restricted equity securities, at cost

The table below represents the Company's restricted equity securities held at cost as of December 31, 2025 and 2024.

| | December 31, | |
	2025	2024
Federal Reserve Bank stock	$ 45,227	$ —
FHLB stock	32,401	32,749
First National Banker's Bankshares, Inc. stock	1,168	—
Pacific Coast Banker's Bank stock	250	—
Total restricted equity securities, at cost	$ 79,046	$ 32,749

Equity securities without readily determinable market value

The Company held equity securities without a readily determinable market value included in other assets on the consolidated balance sheets with carrying amounts of $32,038 and $23,459 at December 31, 2025 and 2024, respectively.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Equity method investment

The Company holds equity securities of a privately held entity which originates manufactured housing loans through utilization of its proprietary technology. As of December 31, 2025 and 2024, the Company has the ability to exercise significant influence over this entity and therefore accounts for these equity securities under the equity method. Under this method, the carrying value of the investment is adjusted to reflect the Company's proportionate share of the investee's profit or loss. This investment is reported in other assets on the consolidated balance sheets with carrying amounts of $17,611 and $19,970 as of December 31, 2025 and 2024, respectively. The Company's investment includes a basis difference of $17,103, which is accounted for as equity method goodwill.

Note (4)—Loans and allowance for credit losses on loans HFI

Loans outstanding as of December 31, 2025 and 2024, by class of financing receivable are as follows:

	December 31,	
	2025	**2024**
Commercial and industrial	$ 2,181,935	$ 1,691,213
Construction	1,188,494	1,087,732
Residential real estate:		
1-to-4 family mortgage	1,838,122	1,616,754
Residential line of credit	741,309	602,475
Multi-family mortgage	745,360	653,769
Commercial real estate:		
Owner-occupied	2,148,870	1,357,568
Non-owner occupied	2,900,499	2,099,129
Consumer and other	639,037	493,744
Gross loans	12,383,626	9,602,384
Less: Allowance for credit losses on loans HFI	(185,983)	(151,942)
Net loans	$ 12,197,643	$ 9,450,442

As of December 31, 2025 and 2024, $988,111 and $988,177, respectively, of qualifying residential mortgage loans (including loans held for sale) and $2,829,765 and $1,620,510, respectively, of qualifying commercial mortgage loans were pledged to the FHLB system securing advances against the Bank's line of credit. Additionally, as of December 31, 2025 and 2024, qualifying commercial and industrial, construction and consumer loans, of $2,879,586 and $2,561,352, respectively, were pledged to the Federal Reserve under the Borrower-in-Custody program.

The amortized cost of loans HFI on the consolidated balance sheets exclude accrued interest receivable as the Company presents accrued interest receivable separately on the consolidated balance sheets. As of December 31, 2025 and 2024, accrued interest receivable on loans HFI amounted to $50,140 and $40,970, respectively.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Credit Quality - Commercial Type Loans

The Company categorizes commercial loan types into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans that share similar risk characteristics collectively. Loans that do not share similar risk characteristics may be evaluated individually.

The Company uses the following definitions for risk ratings:

Pass. Loans rated Pass include those that are adequately collateralized performing loans which management believes do not have conditions that have occurred or may occur that would result in the loan being downgraded into an inferior category. The Pass category also includes commercial loans rated as Watch, which include those that management believes have conditions that have occurred, or may occur, which could result in the loan being downgraded to an inferior category.

Special Mention. Loans rated Special Mention are those that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution's credit position at some future date. Management does not believe there will be a loss of principal or interest. These loans require intensive servicing and may possess more than normal credit risk.

Classified. Loans included in the Classified category include loans rated as Substandard and Doubtful. Loans rated as Substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful loans have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weakness or weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable.

Risk ratings are updated on an ongoing basis and are subject to change by continuous loan monitoring processes.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

The following tables present the credit quality of the Company's commercial type loan portfolio as of December 31, 2025 and 2024 and the gross charge-offs for the years ended December 31, 2025 and 2024 by year of origination. Revolving loans are presented separately. Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal constitutes a current period origination.

As of and for the year ended December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial and industrial								
Pass	$ 272,440	$ 198,802	$ 195,571	$ 99,265	$ 43,851	$ 108,067	$ 1,162,291	$ 2,080,287
Special Mention	64	1,934	5,223	5,911	1,052	7,634	20,994	42,812
Classified	255	2,138	419	14,972	300	6,981	33,771	58,836
Total	272,759	202,874	201,213	120,148	45,203	122,682	1,217,056	2,181,935
Current-period gross charge-offs	—	—	54	—	—	2,478	604	3,136
Construction								
Pass	343,056	201,130	36,715	171,803	71,877	74,429	221,953	1,120,963
Special Mention	—	396	3,167	9,456	10,108	—	—	23,127
Classified	—	152	3,351	21,303	230	5,451	13,917	44,404
Total	343,056	201,678	43,233	202,562	82,215	79,880	235,870	1,188,494
Current-period gross charge-offs	—	—	—	—	—	399	—	399
Residential real estate:								
Multi-family mortgage								
Pass	65,268	34,872	38,022	234,272	196,870	144,904	22,953	737,161
Special Mention	—	—	—	—	—	—	—	—
Classified	—	—	—	569	7,613	17	—	8,199
Total	65,268	34,872	38,022	234,841	204,483	144,921	22,953	745,360
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Commercial real estate:								
Owner occupied								
Pass	356,246	309,181	199,470	335,067	266,328	517,046	124,340	2,107,678
Special Mention	—	403	4,407	1,351	6,183	14,256	239	26,839
Classified	—	1,622	1,024	7,389	100	3,182	1,036	14,353
Total	356,246	311,206	204,901	343,807	272,611	534,484	125,615	2,148,870
Current-period gross charge-offs	—	—	—	—	—	17	—	17
Non-owner occupied								
Pass	297,096	237,840	144,572	714,151	558,116	788,545	122,713	2,863,033
Special Mention	—	10,341	—	6,135	4,568	6,018	—	27,062
Classified	—	1,167	1,008	2,249	4,602	1,378	—	10,404
Total	297,096	249,348	145,580	722,535	567,286	795,941	122,713	2,900,499
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Total commercial loan types								
Pass	1,334,106	981,825	614,350	1,554,558	1,137,042	1,632,991	1,654,250	8,909,122
Special Mention	64	13,074	12,797	22,853	21,911	27,908	21,233	119,840
Classified	255	5,079	5,802	46,482	12,845	17,009	48,724	136,196
Total	$1,334,425	$ 999,978	$ 632,949	$1,623,893	$1,171,798	$1,677,908	$ 1,724,207	$ 9,165,158
Current-period gross charge-offs	$ —	$ —	$ 54	$ —	$ —	$ 2,894	$ 604	$ 3,552

(Dollar amounts are in thousands, except share and per share amounts)

As of and for the year ended December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Commercial and industrial								
Pass	$ 194,185	$ 182,677	$ 130,148	$ 56,460	$ 29,735	$ 104,236	$ 909,398	$ 1,606,839
Special Mention	2,684	2,425	7,609	277	285	2,015	24,345	39,640
Classified	—	175	19,125	4,424	1,659	6,201	13,150	44,734
Total	196,869	185,277	156,882	61,161	31,679	112,452	946,893	1,691,213
Current-period gross charge-offs	—	116	950	506	1,234	7	8,267	11,080
Construction								
Pass	190,058	116,122	349,716	99,225	27,616	54,099	199,596	1,036,432
Special Mention	156	87	15,432	389	10	576	—	16,650
Classified	—	—	7,314	290	8,335	—	18,711	34,650
Total	190,214	116,209	372,462	99,904	35,961	54,675	218,307	1,087,732
Current-period gross charge-offs	—	—	122	—	—	—	—	122
Residential real estate:								
Multi-family mortgage								
Pass	40,076	3,800	232,415	223,076	51,948	69,652	21,883	642,850
Special Mention	—	—	—	—	—	—	—	—
Classified	—	—	—	9,919	—	1,000	—	10,919
Total	40,076	3,800	232,415	232,995	51,948	70,652	21,883	653,769
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Commercial real estate:								
Owner occupied								
Pass	185,416	103,060	247,049	215,798	102,580	396,288	84,226	1,334,417
Special Mention	—	—	1,370	2,582	—	6,133	—	10,085
Classified	—	—	6,324	235	61	5,371	1,075	13,066
Total	185,416	103,060	254,743	218,615	102,641	407,792	85,301	1,357,568
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Non-owner occupied								
Pass	198,591	36,027	526,417	445,598	111,943	689,158	58,255	2,065,989
Special Mention	—	4,836	—	1,527	—	19,311	—	25,674
Classified	—	—	—	136	—	7,330	—	7,466
Total	198,591	40,863	526,417	447,261	111,943	715,799	58,255	2,099,129
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Total commercial loan types								
Pass	808,326	441,686	1,485,745	1,040,157	323,822	1,313,433	1,273,358	6,686,527
Special Mention	2,840	7,348	24,411	4,775	295	28,035	24,345	92,049
Classified	—	175	32,763	15,004	10,055	19,902	32,936	110,835
Total	$ 811,166	$ 449,209	$1,542,919	$1,059,936	$ 334,172	$1,361,370	$ 1,330,639	$ 6,889,411
Current-period gross charge-offs	—	116	1,072	506	1,234	7	8,267	11,202

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Credit Quality - Consumer Type Loans

For consumer and residential loan classes, the Company primarily evaluates credit quality based on delinquency and accrual status of the loan, credit documentation and by payment activity. The performing or nonperforming status is updated on an on-going basis dependent upon improvement and deterioration in credit quality. Nonperforming loans include loans that are no longer accruing interest (nonaccrual loans) and loans past due ninety or more days and still accruing interest.

The following tables present the credit quality by classification of the Company's consumer type loan portfolio as of December 31, 2025 and 2024 and the gross charge-offs for the years ended December 31, 2025 and 2024 by year of origination. Revolving loans are presented separately. Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal constitutes a current period origination.

As of and for the year ended December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Residential real estate:								
1-to-4 family mortgage								
Performing	$ 333,641	$ 219,642	$ 154,059	$ 408,746	$ 339,076	$ 350,453	$ —	$ 1,805,617
Nonperforming	520	1,063	1,274	10,396	6,853	12,399	—	32,505
Total	334,161	220,705	155,333	419,142	345,929	362,852	—	1,838,122
Current-period gross charge-offs	—	—	3	—	—	1,123	—	1,126
Residential line of credit								
Performing	—	—	—	—	—	—	739,295	739,295
Nonperforming	—	—	—	—	—	—	2,014	2,014
Total	—	—	—	—	—	—	741,309	741,309
Current-period gross charge-offs	—	—	—	—	—	—	—	—
Consumer and other								
Performing	149,560	153,638	80,874	68,023	30,289	128,726	5,874	616,984
Nonperforming	1,689	4,716	4,006	2,033	3,103	6,505	1	22,053
Total	151,249	158,354	84,880	70,056	33,392	135,231	5,875	639,037
Current-period gross charge-offs	2,101	110	76	104	86	1,715	4	4,196
Total consumer type loans								
Performing	483,201	373,280	234,933	476,769	369,365	479,179	745,169	3,161,896
Nonperforming	2,209	5,779	5,280	12,429	9,956	18,904	2,015	56,572
Total	$ 485,410	$ 379,059	$ 240,213	$ 489,198	$ 379,321	$ 498,083	$ 747,184	$ 3,218,468
Current-period gross charge-offs	$ 2,101	$ 110	$ 79	$ 104	$ 86	$ 2,838	$ 4	$ 5,322

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

As of and for the year ended December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Residential real estate:								
1-to-4 family mortgage								
Performing	$ 223,520	$ 165,395	$ 443,372	$ 360,188	$ 129,674	$ 266,661	$ —	$ 1,588,810
Nonperforming	27	941	7,254	6,357	4,192	9,173	—	27,944
Total	223,547	166,336	450,626	366,545	133,866	275,834	—	1,616,754
Prior-period gross charge-offs	10	54	150	130	67	28	—	439
Residential line of credit								
Performing	—	—	—	—	—	—	600,581	600,581
Nonperforming	—	—	—	—	—	—	1,894	1,894
Total	—	—	—	—	—	—	602,475	602,475
Prior-period gross charge-offs	—	—	—	—	—	—	73	73
Consumer and other								
Performing	139,684	93,817	76,286	35,507	29,387	102,233	652	477,566
Nonperforming	1,300	1,749	1,686	3,139	2,548	5,755	1	16,178
Total	140,984	95,566	77,972	38,646	31,935	107,988	653	493,744
Prior-period gross charge-offs	1,593	511	302	278	69	298	—	3,051
Total consumer type loans								
Performing	363,204	259,212	519,658	395,695	159,061	368,894	601,233	2,666,957
Nonperforming	1,327	2,690	8,940	9,496	6,740	14,928	1,895	46,016
Total	$ 364,531	$ 261,902	$ 528,598	$ 405,191	$ 165,801	$ 383,822	$ 603,128	$ 2,712,973
Prior-period gross charge-offs	1,603	565	452	408	136	326	73	3,563

Nonaccrual and Past Due Loans

The following tables represent an analysis of the aging by class of financing receivable as of December 31, 2025 and 2024:

December 31, 2025	30-89 days past due and accruing interest	90 days or more and accruing interest	Nonaccrual loans	Loans current on payments and accruing interest	Total
Commercial and industrial	$ 3,068	$ 84	$ 6,289	$ 2,172,494	$2,181,935
Construction	2,435	—	34,208	1,151,851	1,188,494
Residential real estate:					
1-to-4 family mortgage	28,957	23,742	8,763	1,776,660	1,838,122
Residential line of credit	2,921	799	1,215	736,374	741,309
Multi-family mortgage	2,788	—	8,199	734,373	745,360
Commercial real estate:					
Owner occupied	4,961	—	10,606	2,133,303	2,148,870
Non-owner occupied	1,932	—	4,514	2,894,053	2,900,499
Consumer and other	19,744	8,126	13,927	597,240	639,037
Total	$ 66,806	$ 32,751	$ 87,721	$ 12,196,348	$12,383,626

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

December 31, 2024	30-89 days past due and accruing interest	90 days or more and accruing interest	Nonaccrual loans	Loans current on payments and accruing interest	Total
Commercial and industrial	$ 1,204	$ 730	$ 9,661	$ 1,679,618	$ 1,691,213
Construction	3,288	538	10,915	1,072,991	1,087,732
Residential real estate:					
1-to-4 family mortgage	24,376	15,319	12,625	1,564,434	1,616,754
Residential line of credit	2,302	357	1,537	598,279	602,475
Multi-family mortgage	979	—	21	652,769	653,769
Commercial real estate:					
Owner occupied	1,996	94	9,551	1,345,927	1,357,568
Non-owner occupied	—	3,512	2,667	2,092,950	2,099,129
Consumer and other	13,710	3,797	12,381	463,856	493,744
Total	$ 47,855	$ 24,347	$ 59,358	$ 9,470,824	$ 9,602,384

The following tables provide the amortized cost basis of loans on nonaccrual status, as well as any related allowance as of December 31, 2025 and 2024 by class of financing receivable.

December 31, 2025	Nonaccrual with no related allowance	Nonaccrual with related allowance	Year to date Interest Income
Commercial and industrial	$ 862	$ 5,427	$ 229
Construction	14,617	19,591	1,123
Residential real estate:			
1-to-4 family mortgage	—	8,763	154
Residential line of credit	—	1,215	128
Multi-family mortgage	7,613	586	171
Commercial real estate:			
Owner occupied	1,095	9,511	42
Non-owner occupied	2,032	2,482	290
Consumer and other	—	13,927	429
Total	$ 26,219	$ 61,502	$ 2,566

December 31, 2024	Nonaccrual with no related allowance	Nonaccrual with related allowance	Year to date Interest Income
Commercial and industrial	$ 5,294	$ 4,367	$ 641
Construction	1,653	9,262	456
Residential real estate:			
1-to-4 family mortgage	1,562	11,063	57
Residential line of credit	148	1,389	69
Multi-family mortgage	—	21	1
Commercial real estate:			
Owner occupied	6,415	3,136	144
Non-owner occupied	2,224	443	91
Consumer and other	—	12,381	—
Total	$ 17,296	$ 42,062	$ 1,459

Accrued interest receivable written off as an adjustment to interest income amounted to $2,062, $706, and $1,094 for the years ended December 31, 2025, 2024, and 2023, respectively.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Loan Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Company may make certain modifications of loans to borrowers experiencing financial difficulty. These modifications may be in the form of an interest rate reduction, a term extension, principal forgiveness, payment deferral or a combination thereof. Upon the Company's determination that a modified loan has subsequently been deemed uncollectible, the portion of the loan deemed uncollectible is charged off against the allowance for credit losses on loans HFI. The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Tables within this section exclude loans that were paid off or are otherwise no longer in the loan portfolio as of period end.

The following table presents the amortized cost of FDM loans as of December 31, 2025, 2024, and 2023 by type of concession granted that were modified during the years ended December 31, 2025, 2024, and 2023.

	Term Extension	Payment deferral	Interest Rate Reduction	Combination[1]	Total	% of total class of financing receivables
Year Ended December 31, 2025						
Commercial and industrial	$ 148	$ 2,701	$ —	$ 888	$ 3,737	0.2 %
Construction	378	—	142	3,305	3,825	0.3 %
Residential real estate:						
1-to-4 family mortgage	2,602	1,138	—	—	3,740	0.2 %
Commercial real estate:						
Owner occupied	240	—	—	—	240	— %
Non-owner occupied	—	4,602	—	—	4,602	0.2 %
Consumer and other	—	—	—	168	168	— %
Total	$ 3,368	$ 8,441	$ 142	$ 4,361	$ 16,312	0.1 %
Year Ended December 31, 2024						
Commercial and industrial	$ —	$ —	$ —	$ 5,052	$ 5,052	0.3 %
Construction	—	—	—	2,008	2,008	0.2 %
Residential real estate:						
1-to-4 family mortgage	—	—	—	3,780	3,780	0.2 %
Residential line of credit	28	—	—	—	28	— %
Consumer and other	36	—	—	97	133	— %
Total	$ 64	$ —	$ —	$ 10,937	$ 11,001	0.1 %
Year Ended December 31, 2023						
Commercial and industrial	$ 181	$ —	$ —	$ —	$ 181	— %
Residential real estate:						
1-to-4 family mortgage	160	—	—	—	160	— %
Total	$ 341	$ —	$ —	$ —	$ 341	— %

[1] Includes FDM loans modified with a combination of term extension, payment deferral and interest rate reduction modifications.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

Year Ended December 31, 2025	Weighted average term extension (in months)	Weighted average payment deferral (in months)	Weighted average interest rate reduction
Commercial and industrial	11	4	0.50%
Construction	4	4	2.50%
Residential real estate:			
1-to-4 family mortgage	62	3	—%
Commercial real estate:			
Owner occupied	3	—	—%
Non-owner occupied	—	7	—
Consumer and other	44	—	3.86%

Year Ended December 31, 2024	Weighted average term extension (in months)	Weighted average payment deferral (in months)	Weighted average interest rate reduction
Commercial and industrial	12	12	—%
Construction	360	5	0.10%
Residential real estate:			
1-to-4 family mortgage	147	4	—
Residential line of credit	120	—	—
Consumer and other	25	—	1.49%

For FDM loans, a subsequent payment default is defined as the earlier of the FDM loans being placed on nonaccrual status or reaching 30 days past due with respect to principal and/or interest payments. The following tables depict loans defaulted that were previously modified in the prior 12 months:

Year Ended December 31, 2025	Term Extension	Payment deferral	Interest Rate Reduction	Combination[1]
Commercial and industrial	$ 5	$ —	$ —	$ —
Construction	$ —	$ 142	$ 3,305	$ —
Consumer and other	—	—	160	—

[1] Includes FDM loans modified with a combination of term extension, payment deferral and interest rate reduction modifications.

During the year ended December 31, 2024, consumer and other loans of $30 defaulted that were previously modified in the prior 12 months by receiving a term extension. In addition, during the year ended December 31, 2024, 1-4 family mortgage residential real estate loans of $1,474 defaulted that were previously modified in the prior 12 months by receiving a combination modification. No financing receivables modified in the preceding twelve months had a payment default during the year ended December 31, 2023. At December 31, 2025 and 2024, the Company did not have any material commitments to lend additional funds to borrowers whose loans were classified as a FDM loan.

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The tables below depict the performance of loans HFI as of December 31, 2025 and 2024 made to borrowers experiencing financial difficulty that were modified in the prior twelve months.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

December 31, 2025	30-89 days past due and accruing interest	90 days or more and accruing interest	Nonaccrual loans[1]	Loans current on payments and accruing interest	Total
Commercial and industrial	$ —	$ —	$ 2,000	$ 1,737	$ 3,737
Construction	—	—	3,305	520	3,825
Residential real estate:					
1-to-4 family mortgage	—	—	—	3,740	3,740
Commercial real estate:					
Owner-occupied	—	—	240	—	240
Non-owner occupied	—	—	1,024	3,578	4,602
Consumer and other	61	62	—	45	168
Total	$ 61	$ 62	$ 6,569	$ 9,620	$ 16,312

(1) Loans were on nonaccrual when modified and subsequently classified as FDM.

December 31, 2024	30-89 days past due and accruing interest	90 days or more and accruing interest	Nonaccrual loans[1]	Loans current on payments and accruing interest	Total
Commercial and industrial	$ —	$ —	$ 5,052	$ —	$ 5,052
Construction	—	—	2,008	—	2,008
Residential real estate:					
1-to-4 family mortgage	—	316	—	3,464	3,780
Residential line of credit	—	—	—	28	28
Consumer and other	14	16	—	103	133
Total	$ 14	$ 332	$ 7,060	$ 3,595	$ 11,001

(1) Loans were on nonaccrual when modified and subsequently classified as FDM.

Collateral-Dependent Loans

For collateral-dependent loans, or those loans for which repayment is expected to be provided substantially through the operation or sale of collateral, where the borrower is also experiencing financial difficulty, the following tables present the loans by class of financing receivable.

	December 31, 2025			
	Type of Collateral			
	Real Estate	Land	Business Assets	Total
Commercial and industrial	$ —	$ —	$ 27,222	$ 27,222
Construction	35,297	5,497	—	40,794
Residential real estate:				
1-to-4 family mortgage	3,488	—	—	3,488
Multi-family mortgage	7,613	—	—	7,613
Commercial real estate:				
Owner occupied	1,883	8,027	—	9,910
Non-owner occupied	10,171	—	—	10,171
Total	$ 58,452	$ 13,524	$ 27,222	$ 99,198

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

				December 31, 2024
	Type of Collateral			
	Real Estate	**Land**	**Business Assets**	**Total**
Commercial and industrial	$ —	$ —	$ 8,492	$ 8,492
Construction	22,047	1,653	—	23,700
Residential real estate:				
1-to-4 family mortgage	1,843	—	—	1,843
Residential line of credit	148	—	—	148
Multi-family mortgage	9,919	—	—	9,919
Commercial real estate:				
Owner occupied	—	6,415	—	6,415
Non-owner occupied	6,886	—	—	6,886
Total	$ 40,843	$ 8,068	$ 8,492	$ 57,403

Allowance for Credit Losses on Loans HFI

Beginning on June 30, 2025, the Company made changes to the estimation techniques and certain related inputs and assumptions used in estimating its expected credit losses on its loan portfolios and unfunded commitments. Prior to the changes, the Company primarily used a lifetime loss rate model to determine the allowance for credit losses. Following a periodic review of its credit loss estimation process, the Company concluded that a discounted cash flow estimation technique, adjusted for current conditions and reasonable and supportable forecasts, is a more preferred approach for estimating expected credit losses of its loan segments, except consumer and other loans, which utilize the weighted average remaining maturity loss rate technique. The applicable CECL estimation technique is used to estimate the expected credit loss for off-balance sheet commitments for each loan segment. As part of the updates to estimation techniques, management updated certain related inputs and assumptions used to estimate the expected credit loss. The Company determined that the use of the updated estimate techniques and related inputs and assumptions enhances the transparency, accuracy and relevance of information relating to its allowance for credit losses through the application of data and calculations more clearly calibrated to the Company's historical experience, the nature of its loan portfolio and unfunded commitments, and expectations for future economic conditions and corresponding expected credit losses.

The changes in the estimation techniques and certain related inputs and assumptions used in the determination of the Company's expected credit losses on its loan portfolio and unfunded commitments did not have a material impact to the Company's operating results and financial condition. The provision for credit losses for the year ended December 31, 2025, reflects this change in estimate and is accounted for prospectively after the transition date. Refer to Note 1, "Basis of presentation and summary of significant accounting policies" in the consolidated financial statements for further specific information on the changes.

The Company performed evaluations within its updated qualitative framework, assessing for information not otherwise captured in model loss estimation process. The Company considers the qualitative factors that are relevant to the institution as of the reporting date, which may include, but are not limited to: levels of and trends in delinquencies and performance of loans; levels of and trends in write-offs and recoveries collected; trends in volume and terms of loans; effects of any changes in reasonable and supportable economic forecasts; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and expertise; available relevant information sources that contradict the Company's own forecast; effects of changes in prepayment expectations or other factors affecting assessments of loan contractual terms; industry conditions; and effects of changes in credit concentrations.

As a result of the Southern States merger, the Company recorded a total increase of $32,641 in the allowance for credit losses on loans as of the July 1, 2025 merger date. This included $7,518 of allowance for credit losses on acquired PCD loans, which was established through acquisition accounting adjustments using the gross-up method, whereby the initial allowance is added to the fair value of the loan to determine its amortized cost. Additionally, $25,123 of allowance for credit losses was established on acquired non-PCD loans through provision expense recognized in the post-combination financial statements for the year ended December 31, 2025. See Note 2, "Mergers and acquisitions" for additional details related to allowance associated with acquired loan portfolio.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The following tables provide the changes in the allowance for credit losses on loans HFI by class of financing receivable for the years ended December 31, 2025, 2024, and 2023:

	Commercial and industrial	Construction	1-to-4 family residential mortgage	Residential line of credit	Multi-family residential mortgage	Commercial real estate owner occupied	Commercial real estate non-owner occupied	Consumer and other	Total
Year Ended December 31, 2025									
Beginning balance - December 31, 2024	$ 16,667	$ 31,698	$ 25,340	$ 10,952	$ 10,512	$ 11,993	$ 25,531	$ 19,249	$ 151,942
Initial allowance on loans purchased with deteriorated credit quality	1,959	298	64	31	159	1,515	3,418	74	7,518
Loans charged-off	(3,136)	(399)	(1,126)	—	—	(17)	—	(4,196)	(8,874)
Recoveries of loans previously charged-off	386	—	39	12	—	42	529	1,200	2,208
Impact of change in accounting estimate for current expected credit losses	3,504	(4,705)	2,717	(3,428)	258	(1,074)	(1,747)	(2,373)	(6,848)
Provision for credit losses on loans HFI	4,750	(1,259)	6,184	3,022	1,331	9,150	8,504	8,355	40,037
Ending balance - December 31, 2025	$ 24,130	$ 25,633	$ 33,218	$ 10,589	$ 12,260	$ 21,609	$ 36,235	$ 22,309	$ 185,983

	Commercial and industrial	Construction	1-to-4 family residential mortgage	Residential line of credit	Multi-family residential mortgage	Commercial real estate owner occupied	Commercial real estate non-owner occupied	Consumer and other	Total
Year Ended December 31, 2024									
Beginning balance - December 31, 2023	$ 19,599	$ 35,372	$ 26,505	$ 9,468	$ 8,842	$ 10,653	$ 22,965	$ 16,922	$ 150,326
Loans charged-off	(11,080)	(122)	(439)	(73)	—	—	—	(3,051)	(14,765)
Recoveries of loans previously charged-off	428	—	84	18	—	245	—	939	1,714
Provision for (reversal of) credit losses on loans HFI	7,720	(3,552)	(810)	1,539	1,670	1,095	2,566	4,439	14,667
Ending balance - December 31, 2024	$ 16,667	$ 31,698	$ 25,340	$ 10,952	$ 10,512	$ 11,993	$ 25,531	$ 19,249	$ 151,942

	Commercial and industrial	Construction	1-to-4 family residential mortgage	Residential line of credit	Multi-family residential mortgage	Commercial real estate owner occupied	Commercial real estate non-owner occupied	Consumer and other	Total
Year Ended December 31, 2023									
Beginning balance - December 31, 2022	$ 11,106	$ 39,808	$ 26,141	$ 7,494	$ 6,490	$ 7,783	$ 21,916	$ 13,454	$ 134,192
Recoveries of loans previously charged-off	273	10	100	1	—	109	1,833	573	2,899
Loans charged off	(462)	—	(46)	—	—	(144)	—	(2,851)	(3,503)
Provision for (reversal of) credit losses on loans HFI	$ 8,682	$ (4,446)	$ 310	$ 1,973	$ 2,352	$ 2,905	$ (784)	$ 5,746	$ 16,738
Ending balance - December 31, 2023	$ 19,599	$ 35,372	$ 26,505	$ 9,468	$ 8,842	$ 10,653	$ 22,965	$ 16,922	$ 150,326

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (5)—Premises and equipment

Premises and equipment and related accumulated depreciation as of December 31, 2025 and 2024, are as follows:

		2025		2024
Land	$	46,477	$	36,790
Premises		133,006		107,865
Furniture, fixtures and equipment		32,185		26,978
Leasehold improvements		34,335		32,029
Construction in process		3,418		2,628
Finance lease		1,035		1,145
Total		250,456		207,435
Less: accumulated depreciation and amortization		(68,086)		(58,536)
Premises and equipment, net	$	182,370	$	148,899

Depreciation and amortization expense was $10,566, $10,363, and $9,797 for the years ended December 31, 2025, 2024, and 2023, respectively.

Note (6)—Other real estate owned

The amount reported as other real estate owned includes property acquired through foreclosure in addition to excess facilities held for sale and is carried at the lower of the carrying amount of the underlying loan or the fair value of the real estate less costs to sell. The following table summarizes the other real estate owned for the years ended December 31, 2025, 2024, and 2023:

			Years Ended December 31,			
		2025		2024		2023
Balance at beginning of period	$	4,409	$	3,192	$	5,794
Transfers from loans		8,205		3,458		2,736
Transfers to other assets		—		—		(75)
Acquired through merger or acquisition		120		—		—
Proceeds from sale of other real estate owned		(6,443)		(2,323)		(6,083)
(Loss) gain on sale of other real estate owned		(192)		82		835
Write-downs and partial liquidations		(90)		—		(15)
Balance at end of period	$	6,009	$	4,409	$	3,192

Included within the other real estate owned balance above, foreclosed residential real estate properties totaled $4,008 and $2,880 as of December 31, 2025 and 2024, respectively.

The recorded investment in residential mortgage loans secured by residential real estate properties for which foreclosure proceedings are in process totaled $4,732 and $7,652 as of December 31, 2025 and 2024, respectively.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (7)—Goodwill and intangible assets

Goodwill represents the excess of the cost of a business combination over the fair value of the net assets acquired.

Goodwill		
Balance at December 31, 2024		242,561
Addition from merger with Southern States (See Note 2)		107,792
Balance at December 31, 2025	$	350,353

The Company's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or more frequently, if an event occurs or circumstances change which indicate that the fair value of a reporting unit is below its carrying amount. Impairment is the condition that exists when the carrying amount of the reporting unit exceeds the fair value of that reporting unit. The Company performed a qualitative assessment as of October 1, 2025 and determined it was more likely than not the fair value of the applicable reporting unit exceeded its carrying value, including goodwill. As such, no impairment of goodwill was recorded. No events of circumstances since the October 1, 2025 annual impairment test were noted that would indicate it was more likely than not a goodwill impairment exists.

Core deposit and other intangibles include core deposit intangibles and a customer base trust intangible. The composition of core deposit and other intangibles, which excludes fully amortized intangibles, as of December 31, 2025 and 2024 is as follows:

	Core deposit and other intangibles					
		Gross Carrying Amount		**Accumulated Amortization**		**Net Carrying Amount**
December 31, 2025						
Core deposit intangible	$	90,655	$	(59,625)	$	31,030
Customer base trust intangible		1,600		(1,346)		254
Total core deposit and other intangibles	$	92,255	$	(60,971)	$	31,284
December 31, 2024						
Core deposit intangible	$	59,835	$	(54,486)	$	5,349
Customer base trust intangible		1,600		(1,187)		413
Total core deposit and other intangibles	$	61,435	$	(55,673)	$	5,762

Amortization of core deposit and other intangibles totaled $5,298, $2,947, and $3,659 for the years ended December 31, 2025, 2024, and 2023, respectively.

During the year ended December 31, 2025, the Company recorded $30,820 of core deposit intangibles resulting from the Southern States merger. See Note 2, "Mergers and acquisitions" for additional information regarding this transaction.

The estimated aggregate future years amortization expense of core deposit and other intangibles is as follows:

2026	$	6,929
2027		6,063
2028		4,971
2029		3,904
2030		3,112
Thereafter		6,305
	$	31,284

Note (8)—Leases

As of December 31, 2025, the Company was the lessee in 49 operating leases and 1 finance lease of certain branch, mortgage and operations locations with original terms greater than one year.

Many leases include options to renew, with terms that can extend the lease up to an additional 20 years or more. Certain lease agreements contain provisions to periodically adjust rental payments for inflation. Renewal options that management is reasonably certain to renew and fixed rent escalations are included in the right-of-use asset and lease liability.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Information related to the Company's leases is presented below as of December 31, 2025 and 2024:

	Classification	December 31, 2025		December 31, 2024
Right-of-use assets:				
Operating leases	Operating lease right-of-use assets	$ 49,249	$	47,963
Finance leases	Premises and equipment, net	1,035		1,145
Total right-of-use assets		$ 50,284	$	49,108
Lease liabilities:				
Operating leases	Operating lease liabilities	$ 60,556	$	60,024
Finance leases	Borrowings	1,127		1,229
Total lease liabilities		$ 61,683	$	61,253
Weighted average remaining lease term (in years) - operating		10.9		11.0
Weighted average remaining lease term (in years) - finance		9.35		10.4
Weighted average discount rate - operating		3.68 %		3.47 %
Weighted average discount rate - finance		1.76 %		1.76 %

The components of total lease expense included in the consolidated statements of income were as follows:

	Classification	Years Ended December 31, 2025	2024	2023
Operating lease costs:				
Amortization of right-of-use asset	Occupancy and equipment	$ 7,796	$ 6,962	$ 8,516
Short-term lease cost	Occupancy and equipment	393	371	540
Variable lease cost	Occupancy and equipment	1,664	1,335	1,205
Loss on lease terminations	Occupancy and equipment	265	—	1,770
Finance lease costs:				
Interest on lease liabilities	Interest expense on borrowings	21	22	24
Amortization of right-of-use asset	Occupancy and equipment	111	111	111
Sublease income	Occupancy and equipment	(846)	(522)	(957)
Total lease cost		$ 9,404	$ 8,279	$ 11,209

The Company does not separate lease and non-lease components and instead elects to account for them as a single lease component. Variable lease cost primarily represents variable payments such as common area maintenance, utilities, and property taxes.

A maturity analysis of operating and finance lease liabilities and a reconciliation of cash flows to lease liabilities as of December 31, 2025 is as follows:

	Operating Leases	Finance Lease
December 31, 2026	$ 8,993	$ 123
December 31, 2027	8,524	125
December 31, 2028	7,697	127
December 31, 2029	6,656	129
December 31, 2030	6,250	131
Thereafter	36,614	590
Total undiscounted future minimum lease payments	74,734	1,225
Less: imputed interest	(14,178)	(98)
Lease liabilities	$ 60,556	$ 1,127

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

Note (9)—Mortgage servicing rights

Changes in the Company's mortgage servicing rights were as follows for the years ended December 31, 2025, 2024, and 2023:

			Years Ended December 31,		
		2025		2024	2023
Carrying value at beginning of period	$	162,038	$	164,249 $	168,365
Capitalization		3,773		4,984	7,192
Change in fair value:					
Due to payoffs/paydowns		(12,594)		(13,693)	(12,327)
Due to change in valuation inputs or assumptions		(4,422)		6,498	1,019
Carrying value at end of period	$	148,795	$	162,038 $	164,249

The following table summarizes servicing income and expense, which are included in mortgage banking income and other noninterest expense, respectively, in the consolidated statements of income for the years ended December 31, 2025, 2024, and 2023:

			Years Ended December 31,		
		2025		2024	2023
Servicing income	$	27,517	$	29,212 $	30,263
Change in fair value of mortgage servicing rights		(17,016)		(7,195)	(11,308)
Change in fair value of derivative hedging instruments		3,244		(9,083)	(4,918)
Servicing income		13,745		12,934	14,037
Servicing expenses		7,203		7,642	8,093
Net servicing income	$	6,542	$	5,292 $	5,944

Data and key economic assumptions, as well as the valuation's sensitivity to interest rate fluctuations, related to the Company's mortgage servicing rights as of December 31, 2025 and 2024 are as follows:

			December 31,	
		2025		2024
Unpaid principal balance of mortgage loans sold and serviced for others	$	9,588,948	$	10,235,048
Weighted-average prepayment speed (CPR)		6.38%		6.04%
Estimated impact on fair value of a 10% increase	$	(4,026)	$	(4,213)
Estimated impact on fair value of a 20% increase	$	(7,812)	$	(8,168)
Discount rate		9.68%		10.2%
Estimated impact on fair value of a 100 bp increase	$	(6,986)	$	(7,515)
Estimated impact on fair value of a 200 bp increase	$	(13,390)	$	(14,397)
Weighted-average coupon interest rate		3.67%		3.59%
Weighted-average servicing fee (basis points)		27		27
Weighted-average remaining maturity (in months)		338		336

The sensitivity calculations above are hypothetical changes and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the mortgage servicing rights is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change. The derivative instruments utilized by the Company, which were not included in the above sensitivities, would serve to offset the estimated impacts to fair value included in the table above. See Note 16, "Derivatives" for additional information on these derivative instruments.

As of December 31, 2025 and 2024, the Company held mortgage escrow deposits totaling $69,055 and $68,995, respectively, related to loans sold with servicing retained.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (10)—Other assets and other liabilities

Included in other assets are:

		As of December 31,	
Other assets		**2025**	**2024**
Equity securities without a readily determinable market value (See Note 3)		32,038	23,459
Pledged collateral on derivative instruments		30,675	20,961
Current income tax receivable		28,836	22,076
Mortgage lending receivable		25,764	20,971
Derivatives (See Note 16)		24,316	29,951
Prepaid expenses		20,014	16,018
FHLB lender risk account receivable		19,837	19,926
Equity method investment (See Note 3)		17,611	19,970
Annuities		16,508	—
Deferred tax asset (See Note 13)		12,819	21,597
Software		893	1,388
Other assets		39,097	36,971
Total other assets	$	268,408 $	233,288

Included in other liabilities are:

		As of December 31,	
Other liabilities		**2025**	**2024**
Accrued payroll		28,876	26,901
Derivatives (See Note 16)		23,509	32,383
Accrued interest payable		21,549	24,182
Allowance for credit losses on unfunded commitments (See Note 15)		16,196	6,107
FHLB lender risk account guaranty		9,886	9,738
Deferred compensation		2,619	2,328
Mortgage buyback reserve (See Note 15)		696	697
Other liabilities		65,422	40,268
Total other liabilities	$	168,753 $	142,604

Note (11)—Deposits

As of December 31, 2025 and 2024, the aggregate amount of time deposits with a minimum denomination greater than $250 was $718,784 and $450,011, respectively.

At December 31, 2025, the scheduled maturities of time deposits are as follows:

Scheduled maturities of time deposits		
Due on or before:		
December 31, 2026	$	2,012,758
December 31, 2027		314,545
December 31, 2028		315,858
December 31, 2029		6,827
December 31, 2030		4,559
Thereafter		10
Total	$	2,654,557

As of December 31, 2025 and 2024, the Company had $3,514 and $2,949, respectively, of deposit accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheets.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (12)—Borrowings

The Company has access to various sources of funds that allow for management of interest rate exposure and liquidity. The following table summarizes the Company's outstanding borrowings and weighted average interest rates as of December 31, 2025 and 2024:

| | Outstanding Balance | | Weighted Average Interest Rate | |
| | December 31, | | December 31, | |
	2025	2024	2025	2024
Securities sold under agreements to repurchase and federal funds purchased	$ 99,865	$ 13,499	4.01 %	0.20 %
Subordinated debt, net	83,670	130,704	5.01 %	5.28 %
Other borrowings	29,229	32,586	0.07 %	0.07 %
Total	$ 212,764	$ 176,789		

Securities sold under agreements to repurchase and federal funds purchased

Securities sold under agreements to repurchase are financing arrangements that mature daily. Securities sold under agreements to repurchase totaled $9,865 and $13,499 as of December 31, 2025 and 2024, respectively. The weighted average interest rate of the Company's securities sold under agreements to repurchase was 0.20% as of both December 31, 2025 and 2024. The fair value of securities pledged to secure repurchase agreements may decline. The Company manages this risk by having a policy to pledge securities valued at 100% of the outstanding balance of repurchase agreements.

The Bank maintains lines with certain correspondent banks that provide borrowing capacity in the form of federal funds purchased. Federal funds purchased are short-term borrowings that typically mature within one to fourteen days. As of December 31, 2025 and 2024, the aggregate total borrowing capacity under these lines amounted to $405,000 and $370,000, respectively. As of December 31, 2025, borrowings against these lines, which are classified as federal funds purchased, totaled $90,000 with a weighted average rate of 4.43%. There were no such borrowings outstanding as of December 31, 2024.

Information concerning securities sold under agreement to repurchase and federal funds purchased as of or for the years ended December 31, 2025 and 2024 is summarized as follows:

	December 31, 2025	December 31, 2024
Balance at period-end	$ 99,865	$ 13,499
Average daily balance during the period	11,950	21,339
Average interest rate during the period	0.79 %	1.72 %
Maximum month-end balance during the period	$ 107,486	$ 78,228
Weighted average interest rate at period-end	4.01 %	0.20 %

Federal Home Loan Bank Advances

As a member of the FHLB, the Company may utilize advances from the FHLB in order to provide additional liquidity and funding. Under these short-term agreements, the Company maintains a line of credit that as of December 31, 2025 and 2024 had total borrowing capacity of $2,214,796 and $1,397,905, respectively. As of December 31, 2025 and 2024, the Company had qualifying loans pledged as collateral securing these lines amounting to $3,817,876 and $2,608,687, respectively. There were no FHLB advances outstanding as of December 31, 2025 or December 31, 2024.

Information concerning FHLB advances as of or for the year ended December 31, 2025 is shown within the table below. There were no FHLB advances outstanding as of or for the year ended December 31, 2024.

	December 31, 2025
Balance at period-end	$ —
Average daily balance during the period	9,589
Average interest rate during the period	4.36 %
Maximum month-end balance during the period	$ 100,000
Weighted average interest rate at period-end	— %

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Subordinated Debt

Prior to year ended December 31, 2025, the Company had issued junior subordinated debentures through two separate trusts which issued floating rate trust preferred securities to external investors. The trusts were created for the sole purpose of issuing 30-year capital trust preferred securities to fund the purchase of the junior subordinated debentures. In September 2025, the Company redeemed notes related to these trusts at the principal amount plus accrued and unpaid interest pursuant to the terms of the debentures. As a result of this redemption, the Company redeemed $30,930 of junior subordinated debentures.

Separately, during September 2025, the Bank redeemed $100,000 of ten-year fixed-to-floating rate subordinated notes. This redemption was executed at the principal amount plus accrued interest, in accordance with the terms of the notes.

On July 1, 2025, the Company assumed three separate fixed-to-floating rate subordinated notes in connection with its merger with Southern States with a principal balance totaling $92,500. As of December 31, 2025, no other subordinated debt remained outstanding apart from the debt assumed through this business combination.

Further details regarding our subordinated debt as of December 31, 2025 are provided below.

Name	Year established	Maturity	Call date	Total debt outstanding	Interest rate	Coupon structure
February 2032 Subordinated Debt[1]	2022	02/07/2032	03/30/2027	$ 47,500	3.50%	Quarterly fixed[2]
October 2032 Subordinated Debt[1]	2022	10/26/2032	12/30/2027	40,000	7.00%	Quarterly fixed[2]
December 2031 Subordinated Debt[1]	2021	12/22/2031	12/31/2026	5,000	3.50%	Quarterly fixed[2]
Unamortized fair value marks				(8,830)		
Total subordinated debt, net				$ 83,670		

[1] The Company classifies the issuance, net of unamortized fair value marks, as Tier 2 capital, which will be phased out 20% per year in the final five years before maturity.
[2] Beginning on each respective call date, the coupon structure migrates to 3M SOFR plus a spread of 205 basis points, 306 basis points and 242 basis points for the February 2032, October 2032 and December 2031 subordinated issues, respectively, through the end of the term of each debenture.

Other Borrowings

As of December 31, 2025 and 2024, other borrowings included a finance lease liability amounting to $1,127 and $1,229, respectively. Additionally, as of December 31, 2025 and 2024, the Company recorded $28,102 and $31,357, respectively, of optional repurchase commitments of government guaranteed GNMA loans that meet certain defined delinquency rates under their contractual terms that were eligible for optional repurchase and recorded in both loans held for sale and other borrowings. See Note 8, "Leases" and Note 17, "Fair Value of financial instruments" for additional information regarding the Company's finance lease and guaranteed GNMA loans eligible for repurchase, respectively.

Other borrowings may periodically include borrowings from the Federal Reserve's Discount Window or other borrowing programs available to the Company as an additional source of short-term liquidity. As of December 31, 2025 and 2024, there were no such other borrowings outstanding. During the year ended December 31, 2025, the Company utilized the Federal Reserve's Discount Window resulting with an average daily balance of $2,329 and an average interest rate of 4.06%. Additionally, during the year ended December 31, 2024, the Company participated in the Bank Term Funding program and repaid $130,000 in full resulting in an average daily balance of $95,902 and an average interest rate of 4.86%.

Under the Company's Borrower-in-Custody arrangement, the Company is permitted to pledge qualifying loans as collateral while retaining possession of the loan documentation. As of December 31, 2025 and 2024, the Company had pledged loan collateral totaling $2,879,586 and $2,561,352, respectively, to the Federal Reserve under the Borrower-in-Custody program, resulting in total borrowing capacity of $2,268,599 and $2,053,541, respectively.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

Note (13)—Income taxes

An allocation of federal and state income taxes between current and deferred portions is presented in the tables below:

		Year Ended December 31,
		2025
Current:		
Federal	$	20,250
State		525
Total current income tax expense		20,775
Deferred:		
Federal		(2,983)
State		(1,912)
Total deferred income tax expense		(4,895)
Income tax expense, as reported	$	15,880

		Years Ended December 31,		
		2024		**2023**
Current	$	32,382	$	31,467
Deferred		(1,763)		(1,415)
Income tax expense, as reported	$	30,619	$	30,052

The Company operates exclusively in the United States and had no foreign income, foreign income tax expense, or foreign income taxes paid for the year ended December 31, 2025.

The following table presents a reconciliation of federal income taxes at the statutory federal rate of 21% to the Company's effective tax rates for the year ended December 31, 2025:

		Year Ended December 31,	
			2025
Federal taxes calculated at statutory rate	$	29,089	21.0 %
Increase (decrease) resulting from:			
State taxes, net of federal benefit[1]		591	0.4 %
State tax credits, net of federal benefit[1]		(1,687)	(1.2)%
New market tax credits		(320)	(0.2)%
Nondeductible/nontaxable items:			
Municipal interest income, net of interest		(1,661)	(1.2)%
Section 162(m) limitation		1,486	1.1 %
Other		593	0.4 %
Other:			
Expiration of the statute of limitations[2]		(8,713)	(6.3)%
Interest on refunds[2]		(2,591)	(1.9)%
Other		(907)	(0.6)%
Income tax expense, as reported	$	15,880	11.5 %

(1) State of Tennessee makes up the majority (more than 50%) of the total of state taxes and state tax credits.
(2) A one-time gross tax benefit of $10,713 was recognized due to the expiration of the statute of limitations with respect to an amended income tax return and the associated interest.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The following table presents a reconciliation of federal income taxes at the statutory federal rate of 21% to the Company's effective tax rates for the years ended December 31, 2024 and 2023:

				Years Ended December 31,	
		2024			**2023**
Federal taxes calculated at statutory rate	$	30,801	21.0 %	$ 31,561	21.0 %
(Decrease) increase resulting from:					
State taxes, net of federal benefit		(404)	(0.3)%	(158)	(0.1)%
Expense from stock-based compensation		56	— %	219	0.1 %
Municipal interest income, net of interest disallowance		(1,325)	(0.9)%	(1,804)	(1.2)%
Bank-owned life insurance		(788)	(0.5)%	(393)	(0.3)%
Section 162(m) limitation		284	0.2 %	244	0.2 %
Nondeductible expenses		2,029	1.4 %	384	0.3 %
Other		(34)	— %	(1)	— %
Income tax expense, as reported	$	30,619	20.9 %	$ 30,052	20.0 %

The Company is subject to Internal Revenue Code Section 162(m), which limits the deductibility of compensation paid to certain individuals. It is the Company's policy to apply the Section 162(m) limitations to stock-based compensation first followed by cash compensation. As a result of the vesting of this stock-based compensation and cash compensation paid to date, the Company has disallowed a portion of its compensation paid to the applicable individuals.

Income taxes paid, net of refunds were as follows:

		Year Ended December 31,
		2025
Federal	$	20,715
State and local		254
Total	$	20,969

There were no income taxes paid, net of refunds, to one state and local jurisdiction that exceeded 5 percent of the total taxes paid, net of refunds.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The components of the deferred tax assets and liabilities at December 31, 2025 and 2024, are as follows:

			December 31,	
		2025		2024
Deferred tax assets:				
Allowance for credit losses	$	50,720	$	39,155
Operating lease liabilities		21,150		21,864
Net operating loss		348		523
Amortization of core deposit intangibles		—		1,482
Deferred compensation		15,544		10,372
Unrealized loss on debt securities		12,396		36,766
Unrealized loss on equity securities		1,071		—
Fair value adjustments related to mergers		11,006		—
Real estate investment trust dividend		—		87
Other assets		5,368		5,529
Subtotal		117,603		115,778
Deferred tax liabilities:				
FHLB stock dividends	$	(216)	$	(252)
Operating leases - right of use assets		(17,747)		(19,252)
Depreciation		(10,765)		(8,117)
Amortization of core deposit intangibles		(5,545)		—
Unrealized gain on equity securities		—		(948)
Mortgage servicing rights		(38,759)		(42,221)
Goodwill		(22,241)		(20,121)
Real estate investment trust dividend		(5,536)		—
Retention on sign-on bonus		(2,245)		(2,005)
Other liabilities		(1,730)		(1,265)
Subtotal		(104,784)		(94,181)
Net deferred tax assets	$	12,819	$	21,597

The Company had a net operating loss carryforward generated as a result of a previous merger amounting to $1,659 and $2,491 as of December 31, 2025 and 2024, respectively. The net operating loss carryforward can be used to offset taxable income in future periods and reduce income tax liabilities in those future periods. While net operating losses are subject to certain annual utilization limits under Section 382, the Company believes the net operating loss carryforwards will be realized based on the projected annual limitation and the length of the net operating loss carryover period. The Company's determination of the realization of the net deferred tax asset is based on its assessment of all available positive and negative evidence. The net operating loss carryforward will begin to expire in 2029.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is generally no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2022.

On July 4, 2025, new tax legislation referred to as the One Big Beautiful Bill Act was enacted into law by the federal government. The tax provisions of the One Big Beautiful Bill Act did not have a material impact on our income tax expense. The retroactive extension of bonus depreciation has afforded the Company additional income tax deductions for 2025, reducing the anticipated income taxes payable for 2025.

Note (14)—Dividend restrictions

Due to regulations of the Tennessee Department of Financial Institutions and the Federal Reserve, the Bank may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the prior approval of the TDFI Commissioner and/or Federal Reserve System. Based upon this regulation, $36,743 and $185,927 was available for payment of dividends without such prior approval as of December 31, 2025 and 2024, respectively.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

There were $201,574, $61,500, and $49,000 in cash dividends paid from the Bank to the Company during the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, during the year ended December 31, 2024, the Bank declared noncash dividends to the Company consisting of equity securities amounting to $21,700. No such noncash dividends were declared during the years ended December 31, 2025 or 2023.

Note (15)—Commitments and contingencies

Commitments to extend credit and letters of credit

The Company issues certain financial instruments to meet customer financing needs, including loan commitments, credit lines and letters of credit. The agreements associated with these type of unfunded loan commitments provide credit or support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.

The same credit and underwriting policies the Company uses to evaluate and underwrite loans are also used to originate unfunded loan commitments, including obtaining collateral at exercise of the commitment. These unfunded loan commitments are only recorded in the consolidated financial statements when drawn upon and many expire without being used. The Company's maximum off-balance sheet exposure to credit loss from these unfunded loan commitments is represented by the contractual amount of these instruments.

		December 31,		
		2025		2024
Commitments to extend credit, excluding interest rate lock commitments	$	3,198,502	$	2,770,105
Letters of credit		61,610		69,855
Balance at end of period	$	3,260,112	$	2,839,960

As of December 31, 2025 and 2024, unfunded loan commitments included above with floating interest rates totaled $3,012,819 and $2,573,218, respectively.

Beginning on June 30, 2025, a discounted cash flow estimation technique, adjusted for current conditions and reasonable and supportable forecasts, was utilized to estimate the expected credit losses of its loan segments, except consumer and other loans, which utilize the weighted average remaining maturity loss rate technique. The Company determined that the use of the updated estimate techniques and related inputs and assumptions enhances the transparency, accuracy and relevance of information relating to its allowance for credit losses through the application of data and calculations more clearly calibrated to our historical experience, the nature of its loan portfolio and unfunded commitments, and expectations for future economic conditions and corresponding expected credit losses. See "Note 1, "Basis of presentation and summary of significant accounting policies" for further discussion on the change in estimate. The changes are accounted for as a change in estimate included in the provision for credit losses for the year ended December 31, 2025 and did not have a material impact to the Company's operating results and financial condition.

As part of the credit loss process, the Company estimates expected credit losses on its unfunded loan commitments under the CECL methodology. When applying this methodology, the Company considers the likelihood that funding will occur, the contractual period of exposure to credit loss, the risk of loss, historical loss experience, and current conditions along with expectations of future economic conditions.

The table below presents activity within the allowance for credit losses on unfunded loan commitments included in accrued expenses and other liabilities on the Company's consolidated balance sheets:

			Years Ended December 31,			
		2025		2024		2023
Balance at beginning of period	$	6,107	$	8,770	$	22,969
Provision for credit losses on unfunded commitments acquired in business combination		3,243		—		—
Impact of change in accounting estimate for current expected credit losses		6,452		—		—
Provision for (reversal of) credit losses on unfunded commitments		394		(2,663)		(14,199)
Balance at end of period	$	16,196	$	6,107	$	8,770

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Loan repurchases or indemnifications

In connection with the sale of mortgage loans to third-party private investors or government sponsored agencies, the Company makes representations and warranties as to the propriety of its origination activities, which are typical and customary to these types of transactions. Occasionally, investors require the Company to repurchase loans sold to them or otherwise indemnify the investor against certain losses under the terms of the warranties. When the Company is required to repurchase the loans, the loans are recorded at fair value in loans HFI. The total principal amount of loans repurchased or indemnified for was $6,237, $6,181 and $8,552 for the years ended December 31, 2025, 2024, and 2023, respectively.

At December 31, 2025 and 2024, the Company had $696 and $697, respectively, of reserves associated with potential losses on loans previously sold included in accrued expenses and other liabilities on the Company's consolidated balance sheets.

Legal Proceedings

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

Note (16)—Derivatives

The Company utilizes derivative financial instruments as part of its ongoing efforts to manage its interest rate risk exposure as well as interest rate exposure for its customers. Derivative financial instruments are included in the consolidated balance sheets line item other assets or other liabilities at fair value in accordance with ASC 815, "Derivatives and Hedging." See Note 1, "Basis of presentation and summary of significant accounting policies," herein for additional information on the Company's accounting policies related to derivative instruments and hedging activities.

Derivatives designated as fair value hedges

The Company periodically enters into fair value hedging relationships using interest rates swaps to mitigate the Company's exposure to losses in market value as interest rates change. Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps that relate to pricing of specific balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. The critical terms of the interest rate swaps match the terms of the corresponding hedged items. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness. Any initial and ongoing assessment of expected hedge effectiveness is based on regression analysis.

At both December 31, 2025 and 2024, the Company did not hold any interest rate swaps designated as fair value hedges. The Company did hold interest rate swaps designated as fair value hedges for a period of time during the year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, the Company recognized $4,588 of amortization expense related to terminated fair value hedges and $7,176 of expense, respectively, in interest expense on deposits related to fair value hedges. There was no such expenses for the year ended December 31, 2025. During the years ended December 31, 2024 and 2023, there were $645 and $3,630, respectively, of expense included in interest expense on borrowings related to fair value hedges. There was no such expense for the year ended December 31, 2025.

Derivatives designated as cash flow hedges

The Company periodically enters into cash flow hedging relationships using interest rate swaps to mitigate the exposure to the variability in future cash flows or other forecast transactions associated with its floating rate assets and liabilities. The Company uses interest rate swap agreements to hedge the repricing characteristics of its floating rate subordinated debt. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness. Any initial and ongoing assessment of expected hedge effectiveness is based on regression analysis. The ongoing periodic measures of hedge ineffectiveness are based on the expected change in cash flows of the hedged item caused by changes in the benchmark interest rate.

At both December 31, 2025 and 2024, the Company did not have any interest rate swaps that were designated as cash flow hedges. The Company did hold interest rate swaps designated as cash flow hedges during the year ended December 31, 2024.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The Company's consolidated statements of income included a gain of $517 and $985 for the years ended December 31, 2024 and 2023 in interest expense on borrowings related to these cash flow hedges, respectively. The cash flow hedges were highly effective during this period and as a result qualified for hedge accounting treatment. As such, no amounts were reclassified from accumulated other comprehensive loss into earnings as a result of hedge ineffectiveness during the period. No such activity was recorded during the year ended December 31, 2025.

For the years ended December 31, 2024 and 2023, the Company had a loss of $428 and $500, respectively, in other comprehensive income, net of tax benefit of $151 and $176, respectively, for derivative instruments designated as cash flow hedges. No such activity was recorded during the year ended December 31, 2025.

Derivatives not designated as hedging instruments

Derivatives not designated under hedge accounting rules include those that are entered into as either economic hedges as part of the Company's overall risk management strategy or to facilitate client needs. Economic hedges are those that are not designated as a fair value or cash flow hedge for accounting purposes but are necessary to economically manage the risk exposure associated with the assets and liabilities of the Company.

The Company enters into derivative instruments to help its commercial customers manage their exposure to interest rate fluctuations. To mitigate the interest rate risk associated with customer contracts, the Company enters into an offsetting derivative contract. The Company manages its credit risk, or potential risk of default by its commercial customers through credit limit approval and monitoring procedures.

The Company enters into interest rate-lock commitments on residential loan commitments that will be held for resale. These are considered derivative instruments with no hedge accounting designation, and the interest rate exposure on these commitments is economically hedged primarily with forward contracts. Gains and losses arising from changes in the valuation of the interest rate-lock commitments are recognized currently in earnings and are reflected under the line-item mortgage banking income in the consolidated statements of income.

The Company also enters into forwards, futures and option contracts to economically hedge the change in fair value of mortgage servicing rights. Gains and losses associated with these instruments are included in earnings and are reflected under the line-item mortgage banking income in the consolidated statements of income.

The following tables provide details on the Company's non-designated derivative financial instruments as of the dates presented:

| | December 31, 2025 | | |
	Notional Amount	Asset	Liability
Interest rate contracts	$ 654,705	$ 23,020	$ 23,080
Forward commitments	240,500	—	168
Interest rate-lock commitments	86,586	1,296	—
Futures contracts	185,000	—	261
Total	$ 1,166,791	$ 24,316	$ 23,509

| | December 31, 2024 | | |
	Notional Amount	Asset	Liability
Interest rate contracts	$ 565,152	$ 29,298	$ 29,377
Forward commitments	140,000	6	—
Interest rate-lock commitments	65,687	647	—
Futures contracts	217,000	—	3,006
Total	$ 987,839	$ 29,951	$ 32,383

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Gains (losses) included in the consolidated statements of income related to the Company's non-designated derivative financial instruments were as follows:

		Years Ended December 31,	
	2025	2024	2023
Included in mortgage banking income:			
Interest rate lock commitments	$ 649	$ (556)	$ (230)
Forward commitments	(2,052)	(546)	953
Futures contracts	1,328	(7,670)	(3,366)
Option contracts	—	—	(1,125)
Total	$ (75)	$ (8,772)	$ (3,768)

Netting of Derivative Instruments

Certain financial instruments, including derivatives, may be eligible for offset on the consolidated balance sheets when the "right of offset" exists or when the instruments are subject to an enforceable master netting agreement, which includes the right of the non-defaulting party or non-affected party to offset recognized amounts, including collateral posted with the counterparty, to determine a net receivable or net payable upon early termination of the agreement. Certain of the Company's derivative instruments are subject to master netting agreements, however the Company has not elected to offset such financial instruments on the consolidated balance sheets.

The following table presents the Company's gross derivative positions as recognized on the consolidated balance sheets as well as the net derivative positions, including collateral pledged to the extent the application of such collateral did not reduce the net derivative liability position below zero, had the Company elected to offset those instruments subject to an enforceable master netting agreement:

	Gross amounts recognized	Gross amounts offset on the consolidated balance sheets	Net amounts presented on the consolidated balance sheets	Gross amounts not offset on the consolidated balance sheets		Net Amount
				Financial instruments	Financial collateral pledged	
December 31, 2025						
Derivative financial assets	$ 17,348	$ —	$ 17,348	$ 5,824	$ —	$ 11,524
Derivative financial liabilities	$ 7,696	$ —	$ 7,696	$ 5,824	$ 1,872	$ —
December 31, 2024						
Derivative financial assets	$ 28,379	$ —	$ 28,379	$ 1,030	$ —	$ 27,349
Derivative financial liabilities	$ 9,144	$ —	$ 9,144	$ 1,030	$ 8,114	$ —

Collateral Requirements

Most derivative contracts are secured by collateral. Accordingly, pursuant to the interest rate agreements with derivative counterparties, the Company may be required to accept or post collateral with these derivative counterparties. As of December 31, 2025 and 2024, the Company had collateral posted of $30,675 and $20,961, respectively, against its obligations under these agreements. Cash pledged as collateral on derivative contracts is recorded in other assets on the consolidated balance sheets.

Note (17)—Fair value of financial instruments

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a framework for measuring the fair value of assets and liabilities according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that are derived from assumptions based on management's estimate of assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances.

The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for assets or liabilities that are derived from assumptions based on management's estimate of assumptions that market participants would use in pricing the assets or liabilities.

The Company records the fair values of financial assets and liabilities on a recurring and nonrecurring basis using the following methods and assumptions:

Investment securities	Investment securities are recorded at fair value on a recurring basis. Fair values for securities are based on quoted market prices, where available. If quoted prices are not available, fair values are based on quoted market prices of similar instruments or are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the pricing relationship or correlation among other benchmark quoted securities. Investment securities valued using quoted market prices of similar instruments or that are valued using matrix pricing are classified as Level 2.
Loans held for sale	Mortgage loans held for sale are carried at fair value determined using current secondary market prices for loans with similar characteristics, that is, using Level 2 inputs.
Derivatives	The fair value of the Company's interest rate swap agreements to facilitate customer transactions are based upon fair values provided from entities that engage in interest rate swap activity and is based upon projected future cash flows and interest rates. The fair value of interest rate lock commitments associated with the mortgage pipeline is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, the difference between current levels of interest rates and the committed rates is also considered. The fair values of the Company's designated cash flow and fair value hedges are determined by calculating the difference between the discounted fixed rate cash flows and the discounted variable rate cash flows. The fair values of both the Company's hedges, including designated cash flow hedges and designated fair value hedges are based on pricing models that utilize observable market inputs. These financial instruments are classified as Level 2.
OREO	OREO is comprised of properties obtained in partial or total satisfaction of loan obligations and excess land and facilities held for sale. OREO acquired in settlement of indebtedness is recorded at the lower of the carrying amount of the loan or the fair value of the real estate less costs to sell. Fair value is determined on a nonrecurring basis based on appraisals by qualified licensed appraisers and is adjusted for management's estimates of costs to sell and holding period discounts. OREO valuations are classified as Level 3.
Mortgage servicing rights	MSRs are carried at fair value. Fair value is determined using an income approach with various assumptions including expected cash flows, market discount rates, prepayment speeds, servicing costs, and other factors. As such, MSRs are considered Level 3.
Collateral-dependent loans	Collateral-dependent loans are loans for which, based on current information and events, the Company has determined foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral and it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collateral-dependent loans are classified as Level 3.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The balances and levels of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 are presented in the following tables:

At December 31, 2025	Quoted prices in active markets for identical assets (liabilities) (level 1)		Significant other observable inputs (level 2)		Significant unobservable inputs (level 3)		Total	
Financial assets:								
AFS debt securities:								
U.S. government agency securities	$	—	$	670,088	$	—	$	670,088
Mortgage-backed securities - residential		—		602,320		—		602,320
Mortgage-backed securities - commercial		—		10,678		—		10,678
Municipal securities		—		168,370		—		168,370
U.S. Treasury securities		—		7,125		—		7,125
Corporate securities		—		998		—		998
Equity securities, at fair value		—		155		—		155
Total securities	$	—	$	1,459,734	$	—	$	1,459,734
Loans held for sale, at fair value	$	—	$	172,974	$	—	$	172,974
Mortgage servicing rights		—		—		148,795		148,795
Derivatives		—		24,316		—		24,316
Financial Liabilities:								
Derivatives		—		23,509		—		23,509

At December 31, 2024	Quoted prices in active markets for identical assets (liabilities) (level 1)		Significant other observable inputs (level 2)		Significant unobservable inputs (level 3)		Total	
Financial assets:								
AFS debt securities:								
U.S. government agency securities	$	—	$	563,007	$	—	$	563,007
Mortgage-backed securities - residential		—		810,999		—		810,999
Mortgage-backed securities - commercial		—		14,857		—		14,857
Municipal securities		—		147,857		—		147,857
U.S. Treasury securities		—		299		—		299
Corporate securities		—		989		—		989
Total securities	$	—	$	1,538,008	$	—	$	1,538,008
Loans held for sale, at fair value	$	—	$	95,403	$	—	$	95,403
Mortgage servicing rights		—		—		162,038		162,038
Derivatives		—		29,951		—		29,951
Financial Liabilities:								
Derivatives		—		32,383		—		32,383

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The balances and levels of the assets measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024 are presented in the following tables:

At December 31, 2025	Quoted prices in active markets for identical assets (liabilities (level 1)		Significant other observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Financial assets:							
Other real estate owned	$	—	$	—	$	4,757	$ 4,757
Collateral-dependent net loans held for investment:							
Commercial and industrial		—		—		1,538	1,538
Construction		—		—		18,281	18,281
Residential real estate:							
1-to-4 family mortgage		—		—		287	287
Commercial real estate:							
Owner occupied		—		—		5,479	5,479
Non-owner occupied		—		—		640	640
Total collateral-dependent loans	$	—	$	—	$	26,225	$ 26,225

At December 31, 2024	Quoted prices in active markets for identical assets (liabilities) (level 1)		Significant other observable inputs (level 2)		Significant unobservable inputs (level 3)		Total
Financial assets:							
Other real estate owned	$	—	$	—	$	2,873	$ 2,873
Collateral-dependent net loans held for investment:							
Commercial and industrial	$	—	$	—	$	694	$ 694
Construction		—		—		20,818	20,818
Residential real estate:							
Multifamily		—		—		9,000	9,000
Total collateral-dependent loans	$	—	$	—	$	30,512	$ 30,512

Historically, the Company had a portfolio of acquired commercial loans. There were no such loans outstanding as of December 31, 2025 and 2024 as the last relationship was exited during the year ended December 31, 2023. These commercial loans were measured at fair value. As such, these loans were excluded from the ACL. During the year ended December 31, 2023, the Company recognized a $2,114 loss in other noninterest income related to changes in the fair value of these loans.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

The significant unobservable inputs (Level 3) used in the valuation and changes in fair value associated with the Company's mortgage servicing rights for the years ended December 31, 2025, 2024, and 2023 are detailed at Note 9, "Mortgage servicing rights."

The following tables present information as of December 31, 2025 and 2024 about significant unobservable inputs (Level 3) used in the valuation of assets measured at fair value on a nonrecurring basis:

December 31, 2025

Financial instrument	Fair Value	Valuation technique	Significant unobservable inputs	Range of inputs
Collateral-dependent net loans held for investment	$ 26,225	Appraised value	Discount for costs to sell	10%-22%
Other real estate owned	$ 4,757	Appraised value	Discount for costs to sell	0%-10%

December 31, 2024

Financial instrument	Fair Value	Valuation technique	Significant unobservable inputs	Range of inputs
Collateral-dependent net loans held for investment	$ 30,512	Appraised value	Discount for costs to sell	10%-40%
Other real estate owned	$ 2,873	Appraised value	Discount for costs to sell	0%-10%

Fair value for collateral-dependent loans is determined based on the estimated value of the collateral securing the loans, less estimated selling costs and closing costs related to liquidation of the collateral. For loans secured by real estate, the fair value is determined based on appraisals performed by qualified appraisers and reviewed by qualified personnel. For non-real estate collateral, fair value is determined based on various sources, including third party asset valuation and internally determined values based on cost adjusted or other judgmentally determined factors. Collateral-dependent loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on changes in market conditions from the time of valuation and management's knowledge of the borrower and borrower's business. As of December 31, 2025 and 2024, total amortized cost of collateral-dependent loans measured on a nonrecurring basis amounted to $29,057 and $34,712, respectively. The allowance for credit losses is calculated as the amount for which the loan's amortized cost basis exceeds fair value.

Other real estate owned acquired in settlement of indebtedness is recorded at fair value of the real estate less estimated costs to sell. Subsequently, it may be necessary to record nonrecurring fair value adjustments for declines in fair value. Any write-downs based on the asset's fair value at the date of foreclosure are charged to the allowance for credit losses.

Appraisals for both collateral-dependent loans and other real estate owned are performed by certified appraisers whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the lending administrative department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry wide statistics. Collateral-dependent loans that are dependent on recovery through sale of equipment, such as farm equipment, automobiles and aircrafts are generally valued based on public source pricing or subscription services while more complex assets are valued through leveraging brokers who have expertise in the collateral involved.

Fair value option

The following table summarizes the Company's loans held for sale as of the dates presented:

	December 31,	
	2025	2024
Loans held for sale under a fair value option:		
Mortgage loans held for sale	172,974	95,403
Loans held for sale not accounted for under a fair value option:		
Mortgage loans held for sale - guaranteed GNMA repurchase option	28,102	31,357
Total loans held for sale	$ 201,076	$ 126,760

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

Mortgage loans held for sale

Net gains (losses) of $2,797, $376, and $(121) resulting from changes in the fair value of mortgage loans held for sale were recorded in income for the years ended December 31, 2025, 2024, and 2023, respectively. The Company also recognized fair value changes on derivative instruments used to hedge market-related risk associated with these mortgage loans. When combined with the fair value changes of the underlying loans, the total net gains (losses) were $2,684, $1,241 and $(1,815) for the years ended December 31, 2025, 2024, and 2023, respectively.

The change in fair value of mortgage loans held for sale and the related derivative instruments are recorded in mortgage banking income in the consolidated statements of income. Election of the fair value option allows the Company to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at the lower of cost or fair value and the derivatives at fair value.

The Company's valuation of mortgage loans held for sale incorporates an assumption for credit risk; however, given the short-term period that the Company holds these mortgage loans held for sale, valuation adjustments attributable to instrument-specific credit risk is nominal.

The following table summarizes the differences between the fair value and the principal balance for mortgage loans held for sale measured at fair value as of December 31, 2025 and 2024:

| | December 31, | |
	2025	2024
Aggregate fair value	$ 172,974	$ 95,403
Aggregate unpaid principal balance	168,692	93,918
Difference	$ 4,282	$ 1,485

The following table contains the estimated fair values and the related carrying values of the Company's financial instruments. Non-financial instruments are excluded from the table below.

		Fair Value			
December 31, 2025	Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents	$ 1,155,895	$ 1,155,895	$ —	$ —	$ 1,155,895
Investment securities	1,459,734	—	1,459,734	—	1,459,734
Net loans HFI	12,197,643	—	—	12,155,340	12,155,340
Loans held for sale, at fair value	172,974	—	172,974	—	172,974
Interest receivable	58,565	463	7,962	50,140	58,565
Mortgage servicing rights	148,795	—	—	148,795	148,795
Derivatives	24,316	—	24,316	—	24,316
Financial liabilities:					
Deposits:					
Without stated maturities	$ 11,255,404	$ 11,255,404	$ —	$ —	$ 11,255,404
With stated maturities	2,654,557	—	2,655,532	—	2,655,532
Securities sold under agreements to repurchase and federal funds purchased	99,865	99,865	—	—	99,865
Subordinated debt, net	83,670	—	—	88,281	88,281
Interest payable	21,549	3,677	17,872	—	21,549
Derivatives	23,509	—	23,509	—	23,509

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

		Fair Value			
December 31, 2024	**Carrying amount**	**Level 1**	**Level 2**	**Level 3**	**Total**
Financial assets:					
Cash and cash equivalents	$ 1,042,488	$ 1,042,488	$ —	$ —	$ 1,042,488
Investment securities	1,538,008	—	1,538,008	—	1,538,008
Net loans HFI	9,450,442	—	—	9,221,311	9,221,311
Loans held for sale, at fair value	95,403	—	95,403	—	95,403
Interest receivable	49,611	629	8,012	40,970	49,611
Mortgage servicing rights	162,038	—	—	162,038	162,038
Derivatives	29,951	—	29,951	—	29,951
Financial liabilities:					
Deposits:					
Without stated maturities	$ 9,361,140	$ 9,361,140	$ —	$ —	$ 9,361,140
With stated maturities	1,849,294	—	1,846,989	—	1,846,989
Securities sold under agreements to repurchase and federal funds purchased	13,499	13,499	—	—	13,499
Subordinated debt, net	130,704	—	—	126,684	126,684
Interest payable	24,182	3,759	18,923	1,500	24,182
Derivatives	32,383	—	32,383	—	32,383

Note (18)—Parent company financial statements

The following information presents the condensed balance sheets, statements of income and cash flows of FB Financial Corporation as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025.

		As of December 31,	
Balance sheets		**2025**	**2024**
Assets			
Cash and cash equivalents[1]	$	22,231	$ 32,857
Investment in subsidiaries[1]		1,975,296	1,527,292
Other assets		34,914	38,918
Goodwill		29	29
Total assets	$	2,032,470	$ 1,599,096
Liabilities and shareholders' equity			
Liabilities			
Borrowings	$	83,670	$ 30,930
Accrued expenses and other liabilities		635	628
Total liabilities		84,305	31,558
Shareholders' equity			
Common stock		51,752	46,663
Additional paid-in capital		1,082,344	860,266
Retained earnings		846,620	762,293
Accumulated other comprehensive loss		(32,551)	(101,684)
Total shareholders' equity		1,948,165	1,567,538
Total liabilities and shareholders' equity	$	2,032,470	$ 1,599,096

(1) Eliminates in consolidation

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

		Years Ended December 31,	
Statements of income	**2025**	**2024**	**2023**
Income			
Dividend income from bank subsidiary[1]	$ 201,574	$ 83,200	$ 49,000
Dividend income from nonbank subsidiary[1]	—	—	530
Other (loss) income	(2,058)	7	57
Total income	199,516	83,207	49,587
Expenses			
Interest expense	4,767	2,107	1,590
Salaries, legal and professional fees	2,176	1,549	1,461
Other noninterest expense	617	426	478
Total expenses	7,560	4,082	3,529
Income before income tax benefit and equity in undistributed earnings of subsidiaries	191,956	79,125	46,058
Federal and state income tax benefit	(3,618)	(1,047)	(887)
Income before equity in undistributed earnings of subsidiaries	195,574	80,172	46,945
Equity in undistributed earnings from bank subsidiary[1]	(72,952)	35,863	73,832
Equity in undistributed earnings from nonbank subsidiary[1]	—	—	(553)
Net income	$ 122,622	$ 116,035	$ 120,224

(1) Eliminates in consolidation

		Years Ended December 31,	
Statements of cash flows	**2025**	**2024**	**2023**
Operating Activities			
Net income	$ 122,622	$ 116,035	$ 120,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of bank subsidiary	72,952	(35,863)	(73,832)
Equity in undistributed income of nonbank subsidiary	—	—	553
Stock-based compensation expense	17,308	9,485	10,381
Decrease (increase) in other assets	3,947	(24,055)	1,017
Decrease in other liabilities	(10,745)	(8,584)	(4,064)
Net cash provided by operating activities	206,084	57,018	54,279
Investing Activities			
Net cash received in business combinations (See Note 2)	10,612	—	—
Net cash provided by investing activities	10,612	—	—
Financing Activities			
Payments on subordinated debt	(30,930)	—	—
Stock-based compensation withholding payments	(3,152)	(1,846)	(3,379)
Net proceeds from sale of common stock under employee stock purchase program	897	882	723
Repurchase of common stock	(155,914)	(12,699)	(4,944)
Dividends paid on common stock	(37,887)	(31,780)	(28,057)
Dividend equivalent payments made upon vesting of equity compensation	(336)	(166)	(226)
Net cash used in financing activities	(227,322)	(45,609)	(35,883)
Net (decrease) increase in cash and cash equivalents	(10,626)	11,409	18,396
Cash and cash equivalents at beginning of year	32,857	21,448	3,052
Cash and cash equivalents at end of year	$ 22,231	$ 32,857	$ 21,448
Supplemental noncash disclosures:			
Dividends declared not paid on restricted stock units and performance stock units	$ 408	$ 374	$ 287
Noncash dividends from bank subsidiary	—	21,700	—

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (19)—Segment reporting

The Company and the Bank are engaged in the business of banking and provide a full range of financial services to its customers. The Company determines reportable segments based on the significance of the segment's operating results to the overall Company, the products and services offered, customer characteristics, processes and service delivery of the segments and the regular financial performance review and allocation of resources by the Chief Executive Officer, the Company's chief operating decision maker. The Company has identified two distinct reportable segments—Banking and Mortgage. The Company's primary segment is Banking, which provides a full range of deposit and lending products and services to corporate, commercial and consumer customers. The Company also originates conforming residential mortgage loans through its Mortgage segment, whose activities include the servicing of residential mortgage loans and securitization of loans to third party private investors or government sponsored agencies.

The chief operating decision maker uses income before income taxes as the measure of segment profit or loss to assess the performance of and allocate resources to each segment. Interest income provides the primary revenue in the Banking segment, and mortgage banking income provides the primary revenue in the Mortgage segment. Interest expense, provision for credit losses, salaries, commissions, employee benefits and merger and integration costs provide the significant expenses in the Banking segment, and salaries, commissions and employee benefits provide the significant expenses in the Mortgage segment. These figures are regularly provided to the chief operating decision maker and are monitored through budget-to-actual variance review.

The Company assigns a transfer rate to allocate net interest income to products and business segments. Through this process, the Company formulates a loan funding charge and a deposit funding credit for its entire loan and deposit portfolios. The intent of the transfer rate methodology is to transfer interest rate risk among the segments and allow management to better measure the net interest margin contribution of its products and business segments. Changes in management structure or allocation methodologies and procedures result in changes in reported segment financial data. Prior period results have been adjusted to conform to the current methodology.

The following tables present selected financial information with respect to the Company's reportable segments for the years ended December 31, 2025, 2024, and 2023.

Year Ended December 31, 2025	Banking[2]	Mortgage	Consolidated
Interest income	$ 829,150	$ 4,776	$ 833,926
Interest expense	323,058	(5,232)	317,826
Net interest income	506,092	10,008	516,100
Provisions for credit losses	37,637	5,641	43,278
Net interest income after provision for credit losses	468,455	4,367	472,822
Mortgage banking income	—	52,444	52,444
Other noninterest (loss) income	(8,775)	241	(8,534)
Total noninterest (loss) income	(8,775)	52,685	43,910
Salaries, commissions and employee benefits	187,473	30,248	217,721
Merger and integration costs	23,803	—	23,803
Depreciation and amortization	11,980	74	12,054
Amortization of intangibles	5,298	—	5,298
Other noninterest expense[1]	96,210	23,128	119,338
Total noninterest expense	324,764	53,450	378,214
Income before income taxes	$ 134,916	$ 3,602	$ 138,518
Income tax expense			15,880
Net income applicable to FB Financial Corporation and noncontrolling interest			122,638
Net income applicable to noncontrolling interest[2]			16
Net income applicable to FB Financial Corporation			$ 122,622
Total assets	$ 15,623,962	$ 676,330	$ 16,300,292
Goodwill	350,353	—	350,353

(1) Other noninterest expense includes expenses for occupancy and equipment expense, data processing, advertising, legal and professional fees and other expenses. Additionally, other noninterest expense for Mortgage includes servicing expenses.
(2) Banking segment includes noncontrolling interest

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements

(Dollar amounts are in thousands, except share and per share amounts)

Year Ended December 31, 2024		Banking[2]		Mortgage		Consolidated
Interest income	$	726,033	$	(495)	$	725,538
Interest expense		315,250		(6,215)		309,035
Net interest income		410,783		5,720		416,503
Provisions for (reversals of) credit losses		12,264		(260)		12,004
Net interest income after provision for credit losses		398,519		5,980		404,499
Mortgage banking income		—		46,634		46,634
Other noninterest (loss) income		(8,376)		812		(7,564)
Total noninterest income		(8,376)		47,446		39,070
Salaries, commissions and employee benefits		154,810		29,003		183,813
Depreciation and amortization		11,541		425		11,966
Amortization of intangibles		2,947		—		2,947
Other noninterest expense[1]		77,192		20,981		98,173
Total noninterest expense		246,490		50,409		296,899
Income before income taxes	$	143,653	$	3,017	$	146,670
Income tax expense						30,619
Net income applicable to FB Financial Corporation and noncontrolling interest						116,051
Net income applicable to noncontrolling interest[2]						16
Net income applicable to FB Financial Corporation					$	116,035
Total assets	$	12,554,435	$	603,047	$	13,157,482
Goodwill		242,561		—		242,561

(1) Other noninterest expense includes expenses for occupancy and equipment expense, data processing, advertising, legal and professional fees and other expenses. Additionally, other noninterest expense for Mortgage includes servicing expenses.
(2) Banking segment includes noncontrolling interest.

Year Ended December 31, 2023		Banking[2]		Mortgage		Consolidated
Interest income	$	678,591	$	(181)	$	678,410
Interest expense		277,342		(6,149)		271,193
Net interest income		401,249		5,968		407,217
Provisions for (reversals of) credit losses		2,599		(60)		2,539
Net interest income after provision for credit losses		398,650		6,028		404,678
Mortgage banking income		—		44,692		44,692
Other noninterest income		25,831		20		25,851
Total noninterest income		25,831		44,712		70,543
Salaries, commissions and employee benefits		170,975		32,466		203,441
Depreciation and amortization		10,444		736		11,180
Amortization of intangibles		3,659		—		3,659
Other noninterest expense[1]		85,491		21,158		106,649
Total noninterest expense		270,569		54,360		324,929
Income (loss) before income taxes	$	153,912	$	(3,620)	$	150,292
Income tax expense						30,052
Net income applicable to FB Financial Corporation and noncontrolling interest						120,240
Net income applicable to noncontrolling interest[2]						16
Net income applicable to FB Financial Corporation					$	120,224
Total assets	$	12,050,245	$	554,158	$	12,604,403
Goodwill		242,561		—		242,561

(1) Other noninterest expense for Banking includes expenses for occupancy and equipment expense, data processing, advertising, legal and professional fees and other expenses. Other noninterest expense for Mortgage includes expenses for occupancy and equipment expense, data processing, advertising, legal and professional fees, servicing expenses and other expenses.
(2) Banking segment includes noncontrolling interest.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (20)—Minimum capital requirements

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Under regulatory guidance for non-advanced approach institutions, the Bank and Company are required to maintain minimum capital ratios as outlined in the table below. Minimum risk-based capital adequacy ratios below include a capital conservation buffer of 2.50%. As of December 31, 2025 and 2024, the Bank and Company met all capital adequacy requirements to which they are subject. Additionally, under U.S. Basel III Capital Rules, the Bank and Company opted out of including accumulated other comprehensive income in regulatory capital.

Actual and required capital amounts and ratios are included below as of the dates indicated.

December 31, 2025	Actual		Minimum Requirement for Capital Adequacy with Capital Buffer		To Qualify as Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
FB Financial Corporation	$ 1,888,051	13.2 %	$ 1,496,600	10.5 %	N/A	N/A
FirstBank	1,830,102	12.9 %	1,484,360	10.5 %	$ 1,413,676	10.0 %
Tier 1 capital (to risk-weighted assets)						
FB Financial Corporation	$ 1,625,952	11.4 %	$ 1,211,534	8.5 %	N/A	N/A
FirstBank	1,653,113	11.7 %	1,201,625	8.5 %	$ 1,130,941	8.0 %
Common equity tier 1 capital (to risk-weighted assets)						
FB Financial Corporation	$ 1,625,952	11.4 %	$ 997,734	7.0 %	N/A	N/A
FirstBank	1,653,113	11.7 %	989,573	7.0 %	$ 918,889	6.5 %
Tier 1 capital (to average assets)						
FB Financial Corporation	$ 1,625,952	10.3 %	$ 633,378	4.0 %	N/A	N/A
FirstBank	1,653,113	10.5 %	631,928	4.0 %	$ 789,910	5.0 %

December 31, 2024[1]	Actual		Minimum Requirement for Capital Adequacy with Capital Buffer		To Qualify as Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
FB Financial Corporation	$ 1,721,941	15.2 %	$ 1,187,163	10.5 %	N/A	N/A
FirstBank	1,650,305	14.7 %	1,175,095	10.5 %	$ 1,119,138	10.0 %
Tier 1 capital (to risk-weighted assets)						
FB Financial Corporation	$ 1,480,722	13.1 %	$ 961,037	8.5 %	N/A	N/A
FirstBank	1,410,505	12.6 %	951,267	8.5 %	$ 895,310	8.0 %
Common equity tier 1 capital (to risk-weighted assets)						
FB Financial Corporation	$ 1,450,722	12.8 %	$ 791,442	7.0 %	N/A	N/A
FirstBank	1,410,505	12.6 %	783,397	7.0 %	$ 727,440	6.5 %
Tier 1 capital (to average assets)						
FB Financial Corporation	$ 1,480,722	11.3 %	$ 522,557	4.0 %	N/A	N/A
FirstBank	1,410,505	10.8 %	521,538	4.0 %	$ 651,923	5.0 %

(1) The Company adopted CECL on January 1, 2020, and the December 31, 2024 regulatory capital ratios reflect the final year of the Company's election of the five-year transition provision.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

Note (21)—Employee benefit plans

401(k) plan

The Company sponsors a defined contribution plan which covers substantially all employees and allows participating employees to contribute the maximum amount of their eligible salary subject to certain limits based on the federal tax laws. The Company provides an employer matching contribution up to 4% of an employee's plan eligible pay, based on the employee's contribution level, with any such matching contributions vesting ratably over a three-year period. For the years ended December 31, 2025, 2024, and 2023, matching employer contributions totaled $5,015, $3,225 and $3,450 respectively.

Supplemental retirement plans

Historically, the Company has maintained nonqualified supplemental retirement plans for certain former employees assumed through acquisitions. In connection with the Southern States merger, the Company assumed additional nonqualified supplemental retirement plans, similar to those previously maintained. As of December 31, 2025 and 2024, accrued expenses and other liabilities on the consolidated balance sheets included post-retirement benefits payable of $12,811 and $2,328, respectively, related to these plans. For the years ended December 31, 2025, 2024, and 2023, the expense related to these plans and payments to the participants were not meaningful.

Related to the nonqualified supplemental retirement plan obligations, the Company maintains BOLI policies covering these individuals and annuity contracts to satisfy the underlying obligation, all acquired through past acquisitions. At December 31, 2025 and 2024, cash surrender value of BOLI was $111,865 and $72,504, respectively. Income related to these policies (net of related insurance premium expense) amounted to $3,441, $3,753, and $1,871 for the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025, the annuity contracts held had a contract value of $16,508 included in other assets. There were no such annuity contracts at December 31, 2024. Income related to these annuity contracts recorded in other income was not meaningful for the year ended December 31, 2025. There was no such income recorded for the years ended December 31, 2024 or 2023.

Note (22)—Stock-based compensation

Restricted Stock Units

The Company grants RSUs under compensation arrangements for the benefit of certain employees, executive officers and directors. RSU grants are subject to time-based vesting with associated compensation recognized on a straight-line basis based on the grant date fair value of the awards. The total number of RSUs granted represents the number of awards eligible to vest based upon the service conditions set forth in the grant agreements.

The following table summarizes changes in RSUs for the year ended December 31, 2025:

	Restricted Stock Units Outstanding		Weighted Average Grant Date Fair Value
Balance at beginning of period (unvested)	345,436	$	36.71
Granted	184,724		48.86
Vested	(185,943)		37.59
Forfeited	(21,923)		42.41
Balance at end of period (unvested)	322,294	$	42.78

The total fair value of RSUs vested and released was $6,990, $5,653, $8,089 for the years ended December 31, 2025, 2024, and 2023, respectively.

The compensation cost related to these grants and vesting of RSUs was $7,956, $7,340, and $7,438 for the years ended December 31, 2025, 2024, and 2023, respectively. These amounts include RSU grants made to directors and director compensation to be settled in stock amounting to $985, $838, and $834 for the years ended December 31, 2025, 2024, and 2023, respectively.

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

As of December 31, 2025, there was $7,225 of total unrecognized compensation cost related to unvested RSUs which is expected to be recognized over a weighted-average period of 1.77 years. Additionally, as of December 31, 2025, there were 1,172,306 shares available for issuance under the Company's stock compensation plans. As of December 31, 2025 and 2024, there was $335 and $344, respectively, accrued in accrued expenses and other liabilities related to dividend equivalent units declared which is to be paid upon vesting and distribution of the underlying RSUs.

Performance-Based Restricted Stock Units

The Company awards PSUs to certain employees and executive officers. Under the terms of the awards, the number of units that will vest and convert to shares of common stock will be based on the Company's achievement of certain performance metrics over a fixed three-year performance period. The number of shares issued upon vesting can range from 0% to 200% of the PSUs granted.

For PSUs granted prior to December 31, 2023, performance factors are based on the Company's achievement of core return on average tangible common equity over the performance period relative to a predefined peer group.

For PSUs granted after December 31, 2023, performance factors are based on a combination of the same metric discussed above as well as the Company's adjusted tangible book value over the performance period.

The following table summarizes information about the changes in PSUs as of and for the year ended December 31, 2025:

	Performance Stock Units Outstanding[1]		Weighted Average Grant Date Fair Value
Balance at beginning of period (unvested)	223,393	$	38.06
Granted	75,329		49.33
Performance adjustment [2]	348		44.09
Vested	(50,269)		44.09
Forfeited or expired	(7,910)		39.96
Balance at end of period (unvested)	240,891	$	40.24

[1] PSUs are presented in the table above assuming targets are met and the awards pay out at 100%.
[2] The performance adjustment represents the difference between shares granted and vested due to achievement of performance factors.

The following table summarizes data related to the Company's outstanding PSUs as of December 31, 2025:

Grant Year	Grant Price		Performance Period	PSUs Outstanding
2023	$	37.17	2023 to 2025	71,491
2024	$	35.60	2024 to 2026	96,216
2025	$	49.33	2025 to 2027	73,184

Compensation expense for PSUs is estimated each period based on the fair value of the Company's stock at the grant date and the most probable outcome of the performance condition, adjusted for the passage of time within the performance period of the awards.

The Company recorded compensation cost of $9,352, $2,145, and $2,943 for the years ended December 31, 2025, 2024, and 2023 respectively. As of December 31, 2025, maximum unrecognized compensation cost at 200% payout related to the unvested PSUs was $8,199, and the weighted average remaining performance period over which the cost could be recognized was 1.80 years. As of December 31, 2025 and 2024, there was $298 and $217, respectively, accrued in accrued expenses and other liabilities related to dividend equivalent units declared which is to be paid upon vesting and distribution of the underlying PSUs.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which employees, through payroll deductions, are able to purchase shares of Company common stock. The employee purchase price is 95% of the lower of the market price at the beginning or end of each six month offering period. The maximum number of shares issuable during any offering period is 200,000 shares, limited to 725 shares for each participating employee. There were 17,435, 21,862, and 20,520 shares of common stock issued under the ESPP with proceeds from employee payroll withholdings of $790, $861, and

FB Financial Corporation and subsidiaries
Notes to consolidated financial statements
(Dollar amounts are in thousands, except share and per share amounts)

$686 during the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, there were 2,254,929 shares available for issuance under the ESPP.

Note (23)—Related party transactions

Loans

The Bank has made and expects to continue to make loans to management, executive officers, the directors and significant shareholders of the Company and their related interests in the ordinary course of business, in compliance with regulatory requirements.

An analysis of loans to management, executive officers, the directors and significant shareholders of the Bank and their related interests is presented below:

Loans outstanding at January 1, 2025	$	31,406
New loans and advances		22,858
Change in related party status		—
Repayments		(9,099)
Loans outstanding at December 31, 2025	$	45,165

Unfunded commitments to management, executive officers, the directors, and significant shareholders and their related interests totaled $47,182 and $14,510 at December 31, 2025 and 2024, respectively.

Deposits

The Bank held deposits from related parties totaling $406,258 and $282,963 as of December 31, 2025 and 2024, respectively.

Leases

The Bank leases various office spaces from entities owned by certain directors of the Company under varying terms. Lease expense for these properties totaled $403, $411, and $385 for the years ended December 31, 2025, 2024, and 2023, respectively.

Aviation lease

Through a wholly-owned subsidiary, FBK Aviation, LLC, the Company owns and maintains an aircraft. FBK Aviation, LLC maintains non-exclusive aircraft leases with entities owned by certain directors. The Company recognized income $82, $50, and $28 for the years ended December 31, 2025, 2024, and 2023.

Share repurchase agreement

During the year ended December 31, 2025, the Company entered into a share repurchase agreement with a related party. Pursuant to the share repurchase agreement, the Company acquired 1,717,948 shares of its common stock at a price of $51.50 per share. The repurchase was conducted under the Company's previously announced share repurchase authorization and was negotiated on an arm's-length basis pursuant to the share repurchase agreement. No such repurchases with related parties occurred during the years ended December 31, 2024 and 2023.

Equity investment in preferred stock and master loan purchase agreement

The Company holds an equity investment in a privately held entity which originates manufactured housing loans through utilization of its proprietary developed technology. As a result of the investment, the Company holds two board seats on the entity's board of directors. The Company also has a master loan purchase agreement with the entity to purchase up to $250,000 in manufactured housing loan production over an initial five-year term. Under this agreement, the Company purchased $63,450, $58,171, and $33,164 of loans for the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025 and 2024, the amortized cost of these loans HFI amounted to $142,532 and $86,890, respectively. See Note 3, "Investment securities", for additional information on this investment.

ITEM 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act as of December 31, 2025 was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Chief Financial Officer and other members of the Company's senior management. The Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective for ensuring that information the Company is required to disclose in reports that it files or submits under the Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's senior management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Annual Reports on Internal Control over Financial Reporting

The report of the Company's management on the Company's internal control over financial reporting is included under subheading "Report on Management's Assessment of Internal Control over Financial Reporting" within Item 8, "Financial Statements and Supplementary Data." The report of the Company's independent registered public accounting firm on the Company's internal control over financial reporting is included under subheading "Report of Independent Registered Public Accounting Firm" within Item 8, "Financial Statements and Supplementary Data," within this Annual Report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

The Company's management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, within the Company have been detected.

ITEM 9B. Other Information

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2025, none of the Company's directors or executive officers adopted, modified, or terminated any contract, instruction, or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or disposition of our securities by directors, officers, employees, and other covered persons. This policy is designed to promote compliance with insider trading laws, rules, and regulations and any applicable listing standards. It is the Company's policy to comply with all applicable securities and state laws when engaging in transactions in the Company's securities. A copy of our Insider Trading Policy is filed with this Annual Report as Exhibit 19.1.

The other information required by this Item will be presented in, and is incorporated herein by reference to, the Company's definitive proxy statement for the 2026 annual meeting of shareholders which will be filed with the SEC within 120 days of December 31, 2025.

Item 11. Executive Compensation

The information required by this Item will be presented in, and is incorporated herein by reference to, the Company's definitive proxy statement for the 2026 annual meeting of shareholders which will be filed with the SEC within 120 days of December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be presented in, and is incorporated herein by reference to, the Company's definitive proxy statement for the 2026 annual meeting of shareholders which will be filed with the SEC within 120 days of December 31, 2025.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information required by this Item will be presented in, and is incorporated herein by reference to, the Company's definitive proxy statement for the 2026 annual meeting of shareholders which will be filed with the SEC within 120 days of December 31, 2025.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be presented in, and is incorporated herein by reference to, the Company's definitive proxy statement for the 2026 annual meeting of shareholders which will be filed with the SEC within 120 days of December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this report.

1. Financial Statements

The following consolidated financial statements of FB Financial Corporation and our subsidiaries and related reports of our independent registered public accounting firm are incorporated in this Item 15. by reference from Part II - Item 8. Financial Statements and Supplementary Data of this Annual Report.

- Consolidated balance sheets as of December 31, 2025 and 2024

- Consolidated statements of income for the years ended December 31, 2025, 2024, and 2023

- Consolidated statements of comprehensive income for the years ended December 31, 2025, 2024, and 2023

- Consolidated statements of changes in shareholders' equity for the years ended December 31, 2025, 2024, and 2023

- Consolidated statements of cash flows for the years ended December 31, 2025, 2024, and 2023

- Notes to consolidated financial statements

- Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules

None are applicable because the required information has been incorporated in the consolidated financial statements and notes thereto of FB Financial Corporation and our subsidiaries which are incorporated in this Annual Report by reference.

3. Exhibits

The following exhibits are filed or furnished herewith or are incorporated herein by reference to other documents previously filed with the SEC.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 31, 2025, by and between FB Financial Corporation and Southern States Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-37875) filed on March 31, 2025)
3.1	Amended and Restated Charter, as amended for SEC filing purposes only (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-37875) filed on February 25, 2025)
3.2	Amended and Restated Bylaws of FB Financial Corporation (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (File No. 001-37875) file on November 14, 2016)
4.1	Registration Rights Agreement by and between FB Financial Corporation and James W. Ayers, dated September 15, 2016 (incorporated by reference as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (File No. 001-37875) filed on November 14, 2016)
4.2	Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2019 (File No. 001-37875) filed on March 13, 2020
4.3	Indenture, dated February 7, 2022, by and between Southern States Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 8, 2025)
4.4	Supplemental Indenture, dated July 1, 2025, by and among Southern States Bancshares, Inc., UMB Bank, N.A. and FB Financial Corporation to Indenture, dated February 7, 2022, by and between Southern States Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 8, 2025)
4.5	Form of 3.50% Fixed-to-Floating Rate Subordinated Note due February 7, 2032 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.3 hereto)
4.6	Form of Subordinated Note Purchase Agreement, dated February 7, 2022, by and among Southern States Bancshares, Inc. and each Purchaser (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on July 8, 2025)
4.7	Indenture, dated October 26, 2022, by and between Southern States Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on July 8, 2025)
4.8	Supplemental Indenture, dated July 1, 2025, by and among Southern States Bancshares, Inc., UMB Bank, N.A. and FB Financial Corporation to Indenture, dated October 26, 2022, by and between Southern States Bancshares, Inc. and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on July 8, 2025)
4.9	Form of 7.00% Fixed-to-Floating Rate Subordinated Note due October 26, 2032 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.7 hereto)
4.10	Form of Subordinated Note Purchase Agreement, dated October 26, 2022, by and among Southern States Bancshares, Inc. and each Purchaser (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed on July 8, 2025)
4.11	Form of 3.50% Fixed-to-Floating Rate Subordinated notes due 2031 (incorporated by reference to Exhibit 4.9 the Company's Current Report on Form 8-K filed on July 8, 2025)
4.12	In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments with respect to long-term debt of the Company have been omitted but will be furnished to the Securities and Exchange Commission upon request.
10.1	Employment Agreement, dated February 23, 2024, among FB Financial Corporation, FirstBank, and Christopher T. Holmes (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-37875) filed on May 6, 2024)†
10.2	FB Financial Corporation 2016 Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A (File No. 333-213210) filed on September 6, 2016) †
10.3	Form of Performance-Based Restricted Stock Unit Award Certificate (2022) pursuant to the FB Financial Corporation 2016 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2022 (File No. 001-37875) filed on February 28, 2023)†
10.4	Form of Performance-Based Restricted Stock Unit Award Certificate (2024) pursuant to the FB Financial Corporation 2016 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2024 (File No. 001-37875) filed on February 25, 2025)†
10.5	Form of Restricted Stock Unit Award Certificate (2024) pursuant to the FB Financial Corporation 2016 Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2024 (File No. 001-37875) filed on February 25, 2025)†

10.6	Form of Restricted Stock Unit Award Certificate (2023) pursuant to the FB Financial Corporation 2016 Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 2023 (File No. 001-37875) filed on February 27, 2024)†
10.7	Form of Performance-Based Restricted Stock Unit Award Certificate (2023) pursuant to the FB Financial Corporation 2016 Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K for the year ended December 31, 2023 (File No. 001-37875) filed on February 27, 2024)†
10.8	Employment Agreement, dated September 12, 2025, among FB Financial Corporation, FirstBank, and Michael M. Mettee (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (File No. 001-37875) filed on November 7,2025)†
10.9	Employment Agreement, dated February 23, 2024, by and among FB Financial Corporation, FirstBank, and Aimee T. Hamilton (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-37875) filed on May 6, 2024)†
10.10	Employment Agreement, dated September 12, 2025, among FB Financial Corporation, FirstBank, and Travis K. Edmondson (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 2025 (File No. 001-37875) filed on November 7, 2025)†
10.11	Employment Agreement, dated September 12, 2025, among FB Financial Corporation, FirstBank, and Scott J. Tansil (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2025 (File No. 001-37875) filed on November 7, 2025)†
10.12	Form of Performance-Based Restricted Stock Unit Award Certificate (2025) pursuant to the FB Financial Corporation 2016 Incentive Plan*†
19.1	FB Financial Corporation and FirstBank Insider Trader Policy (incorporated by reference to Exhibit 19.1 to the Company's Form 10-K for the year ended December 31, 2024 (File No. 001-37875) filed on February 25, 2025)
21	Subsidiaries of FB Financial Corporation*
23.1	Consent of Independent Registered Public Accounting Firm (Crowe LLP)*
24.1	Powers of Attorney contained on the signature pages of this Annual Report on Form 10-K and incorporated herein by reference*
31.1	Rule 13a-14(a) Certification of Chief Executive Officer*
31.2	Rules 13a-14(a) Certification of Chief Financial Officer*
32.1	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer**
97	FB Financial Corporation and FirstBank Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company's Form 10-K for the year ended December 31, 2023 (File No. 001-37875) filed on February 27, 2024)
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
***	As directed by Item 601(a)(5) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
†	Represents a management contract or a compensatory plan or arrangement.

ITEM 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of the section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

FB Financial Corporation

/s/ Christopher T. Holmes

February 26, 2026

Christopher T. Holmes
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher T. Holmes and Michael M. Mettee and each of them, his or her true and lawful attorney(s)-in-fact and agent(s), with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this report and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or their substitute(s), may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher T. Holmes Christopher T. Holmes	Director, President and Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ Michael M. Mettee Michael M. Mettee	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)	February 26, 2026
/s/ Jonathan Pennington Jonathan Pennington	Chief Accounting Officer (Principal Accounting Officer)	February 26, 2026
/s/ J. Jonathan Ayers J. Jonathan Ayers	Director	February 26, 2026
/s/ William F. Carpenter III William F. Carpenter III	Chairman of the Board	February 26, 2026
/s/ Agenia W. Clark Agenia W. Clark	Director	February 26, 2026
/s/ James W. Cross IV James W. Cross IV	Director	February 26, 2026
/s/ James L. Exum James L. Exum	Director	February 26, 2026
/s/ Orrin H. Ingram Orrin H. Ingram	Director	February 26, 2026
/s/ R. Milton Johnson R. Milton Johnson	Director	February 26, 2026
/s/ Raja J. Jubran Raja J. Jubran	Director	February 26, 2026
/s/ C. Wright Pinson C. Wright Pinson	Director	February 26, 2026
/s/ Emily J. Reynolds Emily J. Reynolds	Director	February 26, 2026
/s/ J. Henry Smith J. Henry Smith	Director	February 26, 2026
/s/ Melody J. Sullivan Melody J. Sullivan	Director	February 26, 2026

CORPORATE OFFICERS

In 2025, FirstBank strengthened its leadership team through a strategic realignment of our executive suite, as well as targeted talent acquisition, to better support our evolving operational needs.

Michael Mettee, who serves as Chief Financial Officer, was appointed to the additional role of Chief Operating Officer. Additionally, **Scott Tansil** was named Chief Business and Operations Officer. These two strategic executive appointments underscore FirstBank's commitment to leadership development and talent acquisition, reaffirming the company's plans for further growth.


Christopher Holmes
President and CEO


Aimee Hamilton
Chief Risk Officer


Mark Hickman
Chief Human Resources Officer


Michael Mettee
*Chief Financial Officer
& Chief Operating Officer*


Kimberly Phegley
Chief Audit Executive


Beth Sims
General Counsel


Scott Tansil
*Chief Business
& Operations Officer*

BOARD OF DIRECTORS

In step with the Southern States acquisition, FirstBank proudly welcomed **J. Henry ("Hank") Smith IV** to its board of directors. Smith previously served as chairman of the board of directors for Southern States and Southern States Bank. His business management and bank governance experience have been tremendous assets to FirstBank as we continue growing our footprint.

For over 20 years, Smith has served as President of Interstate Sheet Metal Co., a sheet metal contractor specializing in public works projects and other large contract projects throughout Alabama. He earned his bachelor's degree from Vanderbilt University.



Christopher Holmes
President and CEO



William F. Carpenter III
Chairman of the Board



J. Jonathan Ayers



Agenia W. Clark



James W. Cross IV



James L. Exum



Orrin H. Ingram



Gordon E. Inman
Director Emeritus



R. Milton Johnson



Raja J. Jubran



C. Wright Pinson



Emily J. Reynolds



J. Henry Smith IV



Melody J. Sullivan

JIM AYERS LEGACY

We remember Jim Ayers, FB Financial's former Executive Chairman of the Board, as a remarkable individual whose visionary leadership and dedication to the greater good shaped FirstBank and countless communities across Tennessee. Under his watch, FirstBank transformed from a small community bank with a single branch into one of Tennessee's – and the South's – leading financial institutions. Jim was a mentor who shared his resilient spirit and lasting encouragement for the benefit of our associates, clients, and communities.

Beyond his professional achievements, Jim's true legacy is one of generosity and philanthropy. Driven by the belief that no child should be denied an education, he established The Ayers Foundation Trust, creating a multi-generational impact that has transformed communities across Tennessee. Guided by his values of integrity, resilience, and service, Jim touched thousands of lives – associates, customers, students, and neighbors alike. While we deeply feel this loss, we are committed to honoring him by continuing the work he loved.



CELEBRATING THE PARTNERSHIPS, LEADERS, AND COMMUNITIES THAT SHAPE THE FIRSTBANK STORY.







Left to right: FirstBank hosted a "meet & greet" with Vanderbilt star quarterback Diego Pavia; FirstBank sponsored a Knoxville Chamber breakfast with Tennessee Governor Bill Lee; FirstBank hosted an event for Medal of Honor recipient Sergeant Major Matthew Williams.

COMMUNITY IMPACT

In 2025, FirstBank demonstrated a powerful commitment to community service and philanthropic investment across its entire footprint. Through both hands-on volunteerism and direct financial support, the bank strengthened relationships with organizations that uplift families, expand educational opportunities, support vulnerable populations, and enrich local communities.

IMPACTED ORGANIZATIONS

1,348 Unique Organizations Supported

FirstBank supported 1,348 different organizations through either volunteer hours or monetary contributions (donations and sponsorships). This shows the meaningful reach of a community-centered bank investing deeply in the people and places it serves.

VOLUNTEERING IMPACT

6,300+ Volunteer Hours Recorded

508 organizations received volunteer support from FirstBank team members. Engagement spanned youth programs, schools, civic clubs, food banks, human services groups, and more.

MONETARY GIVING IMPACT

Over $1.3M to Local Non-Profits and Schools

886 organizations received direct financial support through sponsorships, donations, community investments, and charitable partnerships. Funding supported education, arts, healthcare, hunger relief, athletics, festivals, economic development, youth enrichment, and nonprofit operations.

Top to Bottom: Our Scotts Hill, TN team helped 8th graders learn real-world money skills at the 4-H “On Your Own” Simulation Event; Nashville, TN team volunteered at Junior Achievement’s BizTown, where students ran businesses and managed money.

STRONGER TOGETHER

46 organizations benefited from both volunteer service and monetary support—an indicator of the bank’s deepest, most sustained community partnerships.


LIONS
Financial First Aid
Big Money Bank
FB FirstBank
www.firstbankonline.com


TriStar Health
DOLLAR GENERAL
CONSTRUCTION
FirstBank
BANK LOCAL.
GIVE MORE.

LOCAL PRESENCE, LOCAL IMPACT

A Culture of Service

Volunteering remains a defining part of FirstBank's culture. Employees across markets contributed their time, talent, and leadership to hundreds of mission-driven organizations.

Strategic Community Investment

Through targeted sponsorships, charitable giving, and event support, FirstBank fuels programs that build stronger, healthier, and more resilient communities.

WITH 1,300+ COMMUNITY ORGANIZATIONS TOUCHED IN A SINGLE YEAR,

FirstBank continues to act as a cornerstone in the communities it serves—showing up for local schools, nonprofits, small towns, and regional initiatives.

  

Left to right: Ringgold, GA and Fort Oglethorpe, GA teams packed food bags with Communities In Schools of Catoosa County; Internal Audit volunteered with the Food Bank of North Alabama packing 270 boxes (6,750 lbs of food) for seniors; Jefferson City, TN partnered with Appalachian Outreach of the Smokies to fill backpacks with school supplies for local students.

A team of FirstBank associates participated in the 17th annual Stuff the Bus event, packing over 15,000 backpacks with school supplies.

FIRSTBANK IS HERE TO MAKE HOMETOWNS STRONGER BECAUSE WE KNOW THAT WHEN OUR COMMUNITIES THRIVE, SO DO WE.



Corporate Headquarters

1221 Broadway, Suite 1300
Nashville, TN 37203
615-313-0080
Investors.FirstBankOnline.com

Stock Listing
Shares of FB Financial Corporation
common stock are traded under the symbol
"FBK" on the New York Stock Exchange.

Transfer Agent and Registrar
Computershare Investor Services
www-us.computershare.com/investor

Auditors
Crowe LLP
Franklin, Tennessee

**Shareholder Inquiries and Availability
of Form 10-K Report**
Shareholders and others seeking a copy
of the Company's public filings should
visit our Investor Relations website at
Investors.FirstBankOnline.com or contact:

Investor Relations
FB Financial Corporation
1221 Broadway, Suite 1300
Nashville, TN 37203
615-564-1212
Investors@FirstBankOnline.com

Annual Meeting of Shareholders
The 2026 annual meeting of shareholders will be held on Thursday,
May 21, 2026, at 1:00 p.m. Central Time at FirstBank located
at 1221 Broadway, Suite 1300, Nashville, TN 37203.
Additional information regarding the annual meeting can be found
in our definitive proxy statement for the annual meeting which
accompanies this Annual Report.